Exhibit 99.5

PROXY STATEMENT DATED May 12, 2026

VINFAST AUTO LTD.

(Incorporated in the Republic of Singapore)

(Company Registration Number: 201501874G)

PROXY STATEMENT TO SHAREHOLDERS IN RELATION TO

PROPOSED SALE AND DISPOSAL OF VINFAST TRADING AND
PRODUCTION JSC FOLLOWING A SPLIT OF CERTAIN ASSETS,
OPERATIONS AND BUSINESS UNDERTAKINGS

IMPORTANT DATES AND TIMES

Last date and time for submission of Proxy Form	:	May 24, 2026 at 9:00 p.m. SGT / 9:00 a.m. EST

Date and time of Extraordinary General Meeting (the “EGM”)	:	May 27, 2026 at 9:00 p.m. SGT / 9:00 a.m. EST

Place of EGM	:	The EGM will be convened and held by way of electronic means.

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ABOUT THIS PROXY STATEMENT

A person whose name is entered in the register of members of VinFast is a “Registered Shareholder” of VinFast. If you are a beneficial owner of VFSG Shares that holds interests in VFSG Shares other than in registered form as a person whose name is entered in the register of members of VinFast, you hold VFSG Shares in “street name” as, or through, a participant in the Depository Trust Company, you are a “Beneficial Shareholder” of VinFast. For the purposes of this Proxy Statement, Registered Shareholders and Beneficial Shareholders are collectively referred to as “Shareholders”.

You should rely only on the information contained or incorporated by reference into this Proxy Statement. No one has been authorized to provide you with information that is different from that contained in, or incorporated by reference into, this Proxy Statement. This Proxy Statement is dated as of the date set forth on the cover hereof. You should not assume that the information contained in this Proxy Statement is accurate as of any date other than that date. You should not assume that the information incorporated by reference into this Proxy Statement is accurate as of any date other than the date of such incorporated document. Neither the mailing of this Proxy Statement to Shareholders nor the issuance by VinFast of its ordinary shares in connection with the Proposed Transactions will create any implication to the contrary.

This Proxy Statement includes information relating to the plans, intentions and projected transactions and arrangements of the Purchasers and their affiliates following the Proposed Transactions. Such information was provided to the Company by the Purchasers during their discussions regarding the Proposed Transactions and related matters. While the Company believes that this information is accurate in all material respects as of the date of this Proxy Statement, the Company has not independently verified and cannot guarantee the accuracy, completeness or timeliness of such information. The Company expressly disclaims any responsibility or liability for the accuracy or completeness of such third-party information, and Shareholders should not place undue reliance on such information.

The circulation of this Proxy Statement may be prohibited or restricted (either absolutely or subject to various securities requirements, whether legal or administrative, being complied with) in certain jurisdictions under the relevant securities laws of those jurisdictions. This Proxy Statement does not constitute the solicitation of a proxy, in any jurisdiction to or from any person to whom it is unlawful to make any such offer or solicitation in such jurisdiction. Shareholders are required to inform themselves of, and to observe, any such prohibition or restriction at their own expense and without any liability on the part of the Company. It is the responsibility of Shareholders in such jurisdictions to satisfy themselves as to the full observance of the laws of the relevant jurisdiction in connection therewith, including the obtaining of any governmental, exchange control or other consents which may be required, the compliance with any other necessary formalities which are required to be observed and/or the payment of any issue, transfer or other taxes due in such jurisdiction.

Nothing in this Proxy Statement constitutes, or shall be construed as legal, business, financial or tax advice. Shareholders should consult their stockbroker, bank manager, solicitor, accountant or other professional adviser immediately if they are in any doubt as to the contents of this Proxy Statement or the action they should take.

Unless otherwise noted, references in this Proxy Statement to the Board of Directors or Board of the Company or the Directors of the Company are to the Recommending Directors and exclude the Abstaining Directors (each as defined herein).

Words importing the singular shall, where applicable, include the plural and vice versa and words importing any one gender shall, where applicable, include the other genders where applicable. References to persons shall, where applicable, include corporations.

Any reference to a time of day in this Proxy Statement shall be a reference to Singapore time unless otherwise stated.

Any discrepancies in the tables in this Proxy Statement between the listed amounts and the totals thereof, or discrepancies between figures included in the tables and figures in the text of this Proxy Statement, are due to rounding.

The headings in this Proxy Statement are for ease of reference only and are not to be taken into account in the interpretation or construction of this Proxy Statement or any of its contents.

Unless otherwise noted, all translations from VND to U.S. dollars in this Proxy Statement are made at a rate of VND25,102 to $1.00.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Proxy Statement and other documents referred to herein contain, or may contain, forward-looking statements that involve risks and uncertainties relating to the Proposed Transactions. Forward-looking statements include but are not limited to those using words such as “seek”, “expect”, “anticipate”, “estimate”, “believe”, “intend”, “project”, “plan”, “strategy”, “forecast” and similar expressions or future or conditional verbs such as “will”, “would”, “should”, “could”, “may” and “might”. These statements reflect the Company’s current expectations, beliefs, hopes, intentions or strategies regarding the future and assumptions in light of currently available information. Such forward-looking statements are not guarantees of future performance or events and involve known and unknown risks and uncertainties. Accordingly, actual results may differ materially from those described in such forward-looking statements. Shareholders of the Company should not place undue reliance on such forward-looking statements, and the Company does not undertake any obligation to update publicly or revise any forward-looking statements. For information about other potential factors that could affect the Company’s business and financial results, refer to the “Risk Factors” section of this Proxy Statement and the risk factors in the Company’s Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “Commission”) on April 30, 2026.

INDICATIVE TIMETABLE

Key Event	Date and Time
Record Date for entitlement to receive notice of, and to vote at, the EGM	May 1, 2026 (close of business)
Last day and time for submission of Proxy Forms	May 24, 2026 at 9:00 p.m. SGT / 9:00 a.m. EST
Date and time of the EGM	May 27, 2026 at 9:00 p.m. SGT / 9:00 a.m. EST
Expected date of completion of the Share Transfer	The Share Transfer will be completed on the fifth (5th) business day following the satisfaction or waiver of all conditions precedent set forth in the Share Purchase Agreement, which include the completion of the Split, the signing of the Manufacturing Agreement and the approval of the Shareholders for the Share Transfer being obtained.

Please note that the timetable for the events which are scheduled to take place after the EGM is indicative only and may be subject to change.

INFORMATION ABOUT THE EXTRAORDINARY GENERAL MEETING

Abstentions and Broker Non-Votes.

Under the laws of Singapore, shareholders who are present at the EGM, but who have abstained or submitted “broker non-votes” are considered present and entitled to vote for the purpose of determining whether a quorum is present at the EGM. Abstentions will not be counted in the tabulation of votes cast on a resolution and are therefore not counted for the purposes of determining whether a resolution has been approved.

A “broker non-vote” will not be counted in the tabulation of votes cast on a resolution and is therefore not counted for the purposes of determining whether such resolution has been approved. A “broker non-vote” occurs when a bank, broker, or other nominee holding shares on behalf of a beneficial owner does not vote on a particular resolution in respect of the relevant ordinary shares held by it because it (i) has not received voting instructions from the beneficial owner of such ordinary shares and (ii) does not have discretionary voting power to vote as to a particular resolution in respect of such ordinary shares. Please note if you are a beneficial owner, your broker, bank, nominee, or other institution is only entitled to vote your shares on “routine” matters if it does not receive voting instructions from you. The resolution put to Shareholders under this Proxy Statement is not for “routine” matters for the purposes of the broker vote.

Persons Entitled to Vote on the Resolutions at the EGM.

Registered Shareholders: VinFast has convened an EGM to be held on May 27, 2026, to consider and vote upon the ordinary resolution for the Share Transfer. You are entitled to vote at the EGM if you are a person whose name is entered in the register of members of VinFast, holding VFSG Shares as of the Record Date. Each outstanding VFSG Share that you own as of the Record Date entitles you to one vote in a poll, and you need not use all your votes or cast all your votes you may use in the same way.

Beneficial Shareholders: If you hold VFSG Shares other than in registered form as a person whose name is entered in the register of members of VinFast (i.e. if you hold VFSG Shares in “street name” as, or through, a participant in the Depository Trust Company), in order for your vote to be counted at the EGM, you must be a VinFast Shareholder as at the Record Date. If you have sold or transferred all of your VFSG Shares, you should immediately forward this Proxy Statement to the purchaser or transferee, or to the broker, bank, nominee, or other institution through whom the sale was effected, for onward transmission to the purchaser or transferee.

Manner of Voting.

Whether you plan to attend the EGM or not, we urge you to vote by proxy.

Registered Shareholders: A person whose name is entered in the register of members of VinFast who wishes to exercise his/her/its voting rights at the EGM may (whether the member is an individual or a corporate): (a) appoint a proxy(ies) (other than the Chairperson of the EGM) to vote by poll on his/her/its behalf; or (b) appoint the Chairperson of the EGM as his/her/its proxy to vote by poll on his/her/its behalf. A proxy need not be a member of the Company. The Chairperson shall decline to accept appointment as proxies for any VinFast Shareholder to vote in respect of the ordinary resolution for the Share Transfer, unless specific instructions have been given in the Proxy Form on how the VinFast Shareholder wishes for his/her/its votes to be cast in respect of such ordinary resolution.

A person whose name is entered in the register of members of VinFast (who is not a relevant intermediary within the meaning of the Companies Act) is entitled to appoint not more than two proxies to attend and vote at the EGM. Where such member’s instrument appointing a proxy(ies) appoints more than one proxy, the proportion of shareholding concerned to be represented by each proxy shall be specified in the Proxy Form.

A proxy representing more than one member shall only count as one member for the purpose of determining the quorum of the EGM. Where a member is represented by more than one proxy, such proxies shall count as only one member for the purpose of determining the quorum of the EGM.

A person whose name is entered in the register of members of VinFast (who is a relevant intermediary within the meaning of the Companies Act) is entitled to appoint more than two proxies to attend and vote at the EGM, but each proxy must be appointed to exercise the rights attached to a different share or shares held by such member. Where the Proxy Form of such person whose name is entered in the register of members of VinFast appoints more than two proxies, the number and class of shares in relation to which each proxy has been appointed shall be specified in the Proxy Form.

A Registered Shareholder who wishes to appoint a proxy to vote on his/her/its behalf at the EGM must complete and sign the Proxy Form, before depositing a hard copy (whether in person or by post) at Proxy Services c/o Continental Trust Services, 1 State Street, New York, NY USA 10004 no later than May 24, 2026 at 9:00 p.m. SGT / 9:00 a.m. EST, being 72 hours before the time appointed for the EGM.

In the case of an individual member, the Proxy Form must be signed by the appointor or his/her attorney. Where the Proxy Form is signed or authorized on behalf of the appointor by an attorney, the letter or power of attorney or a duly certified copy thereof must (failing previous registration with the Company) be lodged with the Proxy Form, failing which the Proxy Form will be treated as invalid.

Where the Proxy Form is executed by a corporation, the Proxy Form must be given under its common seal, executed as a deed in accordance with the Companies Act or signed on its behalf by an attorney or a duly authorized officer of the corporation, or in some other manner approved by the Directors.

The Directors may, for the purposes of the foregoing, designate procedures for authenticating the Proxy Form, and any such Proxy Form not so authenticated by use of such procedures shall be deemed not to have been received by the Company. The Directors may in their absolute discretion (a) approve the method and manner for an instrument appointing a proxy to be authorized; and (b) designate the procedure for authenticating an instrument appointing a proxy.

Beneficial Shareholders: If you hold VFSG Shares other than in registered form as a person whose name is entered in the register of members of VinFast (i.e. if you hold VFSG Shares in “street name” as, or through, a participant in the Depository Trust Company), you have the right to instruct your broker, bank, nominee, or other institution on how to vote the VFSG Shares in your account. Your broker, bank, nominee, or other institution will send a voting instruction form for you to use to direct how your VFSG Shares should be voted. You may not vote your VFSG Shares at the time of the EGM unless you (i) obtain a legal proxy from the Depository Trust Company (in compliance with the voting requirements under Singapore law) through your broker, bank, nominee, or other institution that holds your VFSG Shares, giving you the right to vote the VFSG Shares instead of the broker, bank, nominee, or other institution holding your VFSG Shares, and (ii) provide a letter or recent account statement from such broker, bank, nominee, or other institution that confirms that you are the beneficial owner of the VFSG Shares.

Revocation of Proxy.

Registered Shareholders: If you are a “shareholder of record” (i.e., registered holder of VFSG Shares), your proxy may be revoked at any time prior to the time it is voted by providing appropriate written notice to Proxy Services c/o Continental Trust Services, 1 State Street, New York, NY USA 10004, no less than 72 hours prior to the EGM.

Beneficial Shareholders: If your VFSG Shares are held in “street name” through a broker, bank, nominee, or other institution, please contact the broker, bank, nominee, or other institution which holds your VFSG Shares to determine how to change or revoke your voting instructions.

DEFINITIONS

The following definitions shall apply throughout this Proxy Statement unless the context otherwise requires or unless otherwise stated:

“Abstaining Directors”	:	Mr. Pham, Mr. Pham Nhat Quan Anh, Ms. Le Thi Thu Thuy, Ms. Nguyen Thi Van Trinh and Ms. Nguyen Thi Lan Anh, each of whom is a Director of the Company that has abstained from making any recommendation in view of his or her interests as disclosed in Section 7 of this Proxy Statement.

“Asian Star”	:	Asian Star Trading & Investment Pte. Ltd.

“Audit Committee”	:	The audit committee of the Company.

“Companies Act”	:	The Companies Act 1967 of Singapore

“Company” or “VinFast”	:	VinFast Auto Ltd., a Singapore-incorporated company whose ordinary shares are listed on the Nasdaq Stock Market under ticker symbol “VFS”.

“Controlling Shareholders”	:	Vingroup, Asian Star and VIG

“IFA”	:	Grant Thornton (Vietnam) Advisory Company Limited

“IFA Opinion”	:	The letter from the IFA to the Audit Committee and the Directors containing the IFA’s opinion in relation to the Proposed Transactions.

“Manufacturing Agreement”	:	A manufacturing and supply agreement to be entered into between VFTP and VFVN, pursuant to which VFTP will manufacture and supply VinFast-branded cars to VFVN.

“Mr. Nam”	:	Mr. Nguyen Hoai Nam, one of the shareholders of Tuong Lai

“Mr. Pham”	:	Mr. Pham Nhat Vuong, the Company’s Managing Director and CEO

“Mr. PKP”	:	Mr. Pham Khac Phuong, one of the shareholders of Tuong Lai

“Mrs. Nguyen”	:	Mrs. Nguyen Thuy Ha, one of the shareholders of Tuong Lai

“Ngoc Quy”	:	Ngoc Quy Investment and Trading Development Limited Liability Company, one of the investors acquiring the VFTP Ordinary Shares pursuant to the Share Transfer.

“Proposed Transactions”	:	The Split and the Share Transfer.

“Purchasers”	:	Tuong Lai, Ngoc Quy and Mr. Pham

“Record Date”	:	The close of business on May 1, 2026 (6:00 p.m. SGT / 6:00 a.m. EST), being the record date for determining the Shareholders entitled to receive notice of, and to vote at, the EGM.

“Recommending Directors”	:	The Directors, other than the Abstaining Directors.

“Share Purchase Agreement”	:	The share purchase agreement, dated May 12, 2026, by and among the Company, Tuong Lai, Ngoc Quy and Mr. Pham in respect of the Share Transfer.

“Share Transfer”	:	The divestment of all of the Company’s VFTP Ordinary Shares to a group of investors comprising Tuong Lai, Ngoc Quy and Mr. Pham.

“Split”	:	The Split of certain assets, operations and business undertakings of VFTP, a subsidiary of the Company, into a newly formed Vietnam-incorporated entity, VFVN, to be affected by way of a partial division of VFTP under Vietnam law.

“Transfer Agent”	:	Continental Stock Transfer & Trust Company

“Purchase Price”	:	An aggregate cash consideration of approximately VND13,309.6 billion (US$530 million), payable to the Company for the transfer of the VFTP Ordinary Shares to the Purchasers.

“Tuong Lai”	:	Future Investment Research and Development Joint Stock Company, an investor leading the group acquiring the VFTP Ordinary Shares pursuant to the Share Transfer.

“VFSG Shares”	:	Ordinary shares of the Company.

“VFTP”	:	VinFast Trading and Production JSC, a company incorporated in Vietnam and a direct subsidiary of the Company. References to VFTP in this Proxy Statement include its future successors and assigns.

“VFTP Ordinary Shares”	:	Ordinary shares of VFTP.

“VFTP Preference Shares”	:	Preference shares in the capital of VFTP.

“VFVN”	:	An entity to be incorporated in Vietnam in relation to the Split, which is expected to be named VinFast Vietnam Joint Stock Company (subject to relevant approvals).

“VFVN Preference Shares”	:	Preference shares in the capital of VFVN, to be allocated to holders of VFTP Preference Shares prior to the Split, following the completion of the Split.

“VIG”	:	Vietnam Investment Group Joint Stock Company

“Vingroup”	:	Vingroup Joint Stock Company, a public company listed on the Ho Chi Minh Stock Exchange, Vietnam.

“VND”	:	Vietnamese Dong, the official currency of Vietnam.

QUESTIONS AND ANSWERS ABOUT THE PROPOSED TRANSACTIONS

Q:	Why am I receiving this Proxy Statement?

A:	You are receiving this Proxy Statement as you are a Shareholder of the Company, and your participation is important to the decision-making process regarding the proposed Share Transfer. Your vote in favor of the proposed Share Transfer will help support the Company’s strategic objectives and future direction.

Q:	When and where is the EGM?

A:	The EGM will be held on May 27, 2026 at 9:00 p.m. SGT / 9:00 a.m. Eastern Time, virtually over the Internet. Shareholders will be able to attend the EGM remotely, vote and submit questions during the EGM by visiting https://www.cstproxy.com/vinfastauto/2026 and entering their control number. The virtual meeting format allows attendance from any location in the world. We encourage you to access the virtual meeting prior to the start time and you should allow ample time for the check-in procedures.

Q:	How do I attend the EGM virtually?

A:	Registered Shareholders (i.e. a person whose name is entered in the register of members of VinFast) and certain Beneficial Shareholders, via Continental, the Company’s transfer agent, have a proxy card which contains instructions on how to attend the EGM virtually including the URL address, along with their control number for access. If you do not have your control number, you can contact Continental, the Company’s transfer agent, through e-mail at proxy@continentalstock.com.

Shareholders can pre-register to attend the EGM starting on May 27, 2026, at 9:00 p.m. SGT / 9:00 a.m. Eastern Time, by visiting https://www.cstproxy.com/vinfastauto/2026 and entering their control number as detailed in their proxy card or invitation. Shareholders can enter questions in the chat box once pre-registered. At the start of the EGM, shareholders will need to re-log in with their control number and will also be prompted to enter their control number if they vote during the EGM.

Beneficial Shareholders (i.e. a person who holds their VFSG Shares in “street” name, which means your shares are held through a bank, broker, nominee or other institution) will need to contact Continental to receive a control number. If Beneficial Shareholders plan to vote at the EGM, they will need to obtain a legal proxy from the Registered Shareholder of record and e-mail a copy (a legible photograph is sufficient) of such proxy to proxy@continentalstock.com no later than 72 hours prior to the EGM. Beneficial Shareholders should contact their bank or broker, nominee or other institution for instructions regarding obtaining a proxy or, if they would like to join and not vote, Continental will issue them a guest control number with proof of ownership. Either way Beneficial Shareholders must contact Continental for specific instructions on how to receive the control number. Continental can be contacted at the email address above. Please allow up to 72 hours prior to the EGM for processing the control number.

Q:	How do I vote?

A:	If you are a Registered Shareholder at the close of business on the Record Date, you may vote by (a) attending the EGM in person (virtually) or (b) by submitting a proxy for the EGM. If you choose to attend the EGM virtually, you will need to visit https://www.cstproxy.com/vinfastauto/2026 and enter the control number found on your proxy card. You may vote during the EGM by following instructions available on the EGM website during the meeting. You may submit your proxy by completing, signing, dating and returning the enclosed proxy card in the accompanying pre-addressed postage paid envelope or authorize the individuals named on your proxy card to vote your shares by using the Internet as described in the instructions included with your proxy card. If you are a Beneficial Shareholder, you should contact your broker, bank, nominee or other institution to ensure that votes related to the VFSG Shares you beneficially own are properly counted. In this regard, you must provide the broker, bank, nominee or relevant institution with instructions on how to vote your shares or, if you wish to attend the EGM and vote in person, obtain a proxy from your broker, bank, nominee or relevant institution.

Q:	What is being voted on at the EGM?

A:	At the EGM, shareholders will be asked to vote on the Share Transfer, being a transfer and sale by the Company of all of its ordinary shares in VFTP to the Purchasers (being Tuong Lai, Ngoc Quy and Mr. Pham), for the Purchase Price, which is aggregate consideration of approximately VND13,309.6 billion (approximately US$530 million). See “Proxy Statement to Shareholders – The Proposed Transactions – The Share Transfer and the Share Purchase Agreement – The Purchase Price” for more information. Upon completion of the Share Transfer, the Company will not hold any equity interest in VFTP.

In connection with the Share Transfer, the Company proposes to undertake the two following related corporate transactions:

1.	The Split, being a Split of certain assets, operations and business undertakings of VFTP, a subsidiary of the Company, into a newly formed Vietnam-incorporated entity, VFVN. Following the Split, VFTP will retain assets, operations and business undertakings associated with the Company’s manufacturing business in Vietnam, while VFVN will hold assets, operations and business undertakings related to (i) VinFast’s global research and development activities, intellectual property, after-sales operations (and related functions), and sales businesses, and (ii) shares in VinFast Commercial and Services Trading LLC, VinFast Engineering Australia Pty Ltd, and VinFast Germany GmbH. VFTP will hold the assets associated with the manufacturing business in Vietnam, shares in VinEG Green Energy Solutions JSC and an investment cooperation and business opportunity exploration agreement relating to real estate projects and will continue to assume all financial indebtedness owed by VFTP to unrelated third-party creditors, subject to the relevant creditors’ approval. VFTP will also retain short-term trade receivables related to a non-interest-bearing promissory note with a principal amount of VND10,162.3 billion (US$404.8 million) (the “ P-Note”), which was issued to replace the remaining outstanding balance under the original promissory notes of approximately VND50,000.0 billion (the “Legacy P-Notes”). The Legacy P-Notes were originally issued by the Company to Vingroup and VIG in January 2022 as part of a corporate reorganization undertaken by VinFast prior to its public listing in the U.S. As of the date of this Proxy Statement, the entire principal amount of the P-Note remained outstanding. For more information regarding the assets and liabilities to be retained by VFVN and VFTP, see Appendix B of this Proxy Statement for details. For more information regarding the Legacy P-Notes, refer to the Company’s Annual Report on Form 20-F filed with the Commission on April 30, 2026.

2.	In connection with the completion of the Share Transfer, VFVN and VFTP will enter into the Manufacturing Agreement under which VFTP will act as the Company’s vehicle manufacturer in Vietnam, producing VinFast-branded vehicles in accordance with the designs, technical specifications and standards provided by VFVN. The Manufacturing Agreement is non-exclusive to both the Company and VFTP.

While the Share Transfer requires approval of the Company’s shareholders, completion of the Share Transfer will remain subject to the satisfaction or waiver of the terms and conditions set forth in the Share Purchase Agreement. Of the Proposed Transactions, only the Share Transfer is subject to shareholders’ approval at the EGM.

For the avoidance of doubt, the Proposed Transactions do not affect any of the Company’s subsidiaries other than VFTP and its subsidiaries, nor do they affect the Company’s international business operations (including the Company’s continued ownership and operation of its manufacturing facilities in India and Indonesia), which will continue to be held by the Company and operated in the ordinary course of business.

Q:	Why is the Company proposing the Proposed Transactions?

A:	VinFast is an innovative, full-scale mobility platform focused primarily on designing and manufacturing high-quality electric vehicles, e-scooters and e-buses. The Proposed Transactions are part of the Company’s broader strategic initiative to streamline its operating structure and transition toward a more capital-efficient, asset-light operating model in Vietnam. Following the Proposed Transactions, the Company’s capital-intensive manufacturing activities in Vietnam, which are well established and in operation, will become an independent, third-party owned and operated manufacturing platform. The Company will retain and focus on the development of its VinFast brand through its core competencies including product research and development, technology, brand building and sales activities in Vietnam and globally.

Following the completion of the Share Transfer, the Company intends to use the proceeds received to repay and extinguish the entire outstanding amount of VND10,162.3 billion (US$404.8 million) of the P-Note. The Company expects to retain the remaining portion of the proceeds in cash and to deploy such proceeds to support the Company’s continued growth and the funding of its core competencies, including product research and development, technology, brand building and sales activities in Vietnam and globally.

The Proposed Transactions are intended to improve the Company’s financial structure, and to reduce future capital expenditure requirements, allowing the Company to more efficiently allocate financial resources to higher value-added activities. The Recommending Directors recommend that shareholders vote in favor of the ordinary resolution approving the Share Transfer.

Q:	What positive and negative factors did the Company’s Board of Directors consider when determining whether or not to proceed with the Proposed Transactions?

A:	The Board identified the following positive factors of the Proposed Transactions:

1.	Transition to a more capital-efficient, asset-light operating model in Vietnam, allowing the Company to focus on core competencies, including product research and development, technology, brand building and sales activities in Vietnam and globally.

2.	Optimization of asset structure and capital utilization.

3.	Greater flexibility to respond to rapidly evolving EV technology and market dynamics, without being constrained by legacy manufacturing infrastructure.

4.	Enhanced focus on international market expansion by enabling the Company to allocate greater financial and management resources toward global sales and brand development.

5.	Continuity of product supply through the Manufacturing Agreement, ensuring continued access to stable manufacturing capacity.

The Board identified the following negative factors of the Proposed Transactions:

1.	Loss of direct control and reduced visibility over manufacturing operations.

2.	Dependency on the manufacturing partner and related counterparty risks, including the possibility that VFTP or Tuong Lai may experience financial difficulties, operational disruptions, or changes in ownership or control that could adversely impact production activities.

3.	Reduced ability to rapidly implement design or engineering changes due to the need to coordinate with an independent manufacturer.

4.	Risk that the asset-light model may be perceived negatively by customers, investors or analysts, who may prefer vertical integration over contract manufacturing.

Q:	How many votes do I have at the EGM?

A:	Registered Shareholders are entitled to one vote in a poll for each VFSG Share held of record as of the Record Date. You need not use all your votes or cast all your votes you may use in the same way.

Q:	What constitutes a quorum at the EGM?

A:	According to our Constitution, as amended from time to time, two VinFast Registered Shareholders as of the Record Date and in accordance with our Constitution (“Member”) present shall form a quorum. Such Member includes a person attending as a proxy and a corporation being a Member shall be deemed to be personally present if represented in accordance with the provisions of Section 179(3) of the Companies Act, and such corporation’s representative is not otherwise entitled to be present at the EGM as a Member or proxy or as a corporate representative of another Member. A proxy representing more than one Member shall only count as one Member for the purpose of determining the quorum. Where a Member is represented by more than one proxy, such proxies shall count as only one member for the purpose of determining the quorum.

Q:	How many votes are required to approve the Share Transfer at the EGM?

A:	The affirmative vote by poll of at least a simple majority of our Registered Shareholders (as of the Record Date) present and voting, whether in person or by proxy or by attorney and (in the case of a corporation) by a representative, is required at the EGM for the passing of the ordinary resolution for the Share Transfer.

Q:	How do the Controlling Shareholders of the Company intend to vote on the Share Transfer?

A:	The Controlling Shareholders are not required to abstain from voting at the EGM and, subject to applicable corporate approvals, if any, intend to cast their votes in favor of the Share Transfer.

Q:	Is my vote in favor of the Share Transfer required for the Share Transfer to be approved at the EGM?

A:	No. As of the close of business on the Record Date, there were 2,339,536,010 VFSG Shares outstanding, of which an aggregate of 2,288,636,023 VFSG Shares, or 97.825%, were beneficially owned by Mr. Pham, indirectly, through the Controlling Shareholders. The Controlling Shareholders are not required to abstain from voting at the EGM and, subject to applicable corporate approvals, if any, intend to cast their votes in favor of the Share Transfer. Accordingly, the Share Transfer can be approved at the EGM even if no Shareholders other than the Controlling Shareholders vote in favor of it.

Q:	What happens if I sell my VFSG Shares before the EGM?

A:	If you have sold or transferred your VFSG Shares after the Record Date, but before the EGM, unless the transferee obtains from you a proxy to vote those shares, you will retain your right to vote at the EGM. If you have sold or transferred your VFSG Shares before the Record Date, you would not have a right to vote at the EGM, and you should immediately forward this Proxy Statement and the proxy materials to the purchaser or transferee, or to the broker, bank, nominee or other institution through whom the sale was effected, for onward transmission to the purchaser or transferee.

Q:	Did the Company’s Audit Committee obtain a third-party fairness opinion in determining whether or not to proceed with the Share Transfer?

A:	Yes. The IFA was engaged to evaluate whether the Share Transfer is not prejudicial to the interests of the Company and its minority Shareholders and is fair from a financial point of view. Having considered the factors and the assumptions set out in the IFA Opinion, and subject to the qualifications set out therein, the IFA is of the opinion that the Purchase Price for the Share Transfer is not prejudicial to the interests of the Company and its minority Shareholders, and is fair from a financial point of view. A copy of the letter from the IFA to the Audit Committee and the Directors containing the IFA’s opinion in relation to the Proposed Transactions (the “IFA Opinion”) is set out in Appendix C of this Proxy Statement.

Q:	When does the Company expect the Proposed Transactions to be completed?

A:	The Company currently expects the Proposed Transactions to be completed by the third quarter of 2026. Completion of the Proposed Transactions is subject to the satisfaction or waiver of customary closing conditions and the completion of the required corporate approvals and regulatory procedures.

Q:	If my shares are held in “street name,” will my broker, bank or nominee automatically vote my shares for me?

A:	No. A “broker non-vote” occurs when a broker submits a proxy that states that the broker does not vote for some or all of the proposals because the broker has not received instructions from the beneficial owners on how to vote on the proposals and does not have discretionary authority to vote in the absence of instructions. Under the laws of Singapore, abstentions and “broker non-votes” are considered present and entitled to vote for the purpose of determining whether a quorum is present at the EGM. Abstentions and “broker non-votes” will not be counted in the tabulation of votes cast on a resolution and are therefore not counted for the purposes of determining whether a resolution has been approved. Brokers are not permitted to vote on any of the matters to be considered at the EGM. As a result, your VFSG Shares will not be voted on any matter unless you affirmatively instruct your broker, bank or nominee how to vote your shares in one of the ways indicated by your broker, bank or other nominee. You should instruct your broker to vote your shares in accordance with directions you provide.

Q:	Who can help answer my questions?

A:	To obtain additional copies of this proxy statement/prospectus, at no cost, and ask any questions you may have about the proposals described therein, please contact ir@vinfastauto.com.

RISK FACTORS

Risks related to the Proposed Transactions

The announcement and pendency of the Proposed Transactions, whether or not completed, may adversely affect our business relationships and the trading price of our ordinary shares.

The announcement and pendency of the Proposed Transactions may create uncertainty regarding our future business operations. Our customers, suppliers, and business partners may prefer to enter into agreements with competitors that they may perceive to have more established long-term business arrangements. Additionally, employees may lose focus or seek other employment during the period in which the Proposed Transactions remain pending. If the completion of the Proposed Transactions is delayed, these uncertainties may persist for a longer period of time and may further adversely affect our relationships with our customers, suppliers, business partners and employees. As a result, our business and the trading price of our ordinary shares could be adversely affected.

The Proposed Transactions will require significant management attention, which may divert management’s focus from the Company’s business.

The implementation of the Proposed Transactions will require significant time, attention, and resources from our Recommending Directors, senior management and other employees. Our management will be required to devote substantial effort to matters relating to the Proposed Transactions, which may divert their attention from the conduct of our business and other strategic initiatives. As a result, our day-to-day operations and execution of business plans could be adversely affected during the period in which the Proposed Transactions are being implemented.

The Proposed Transactions may not be completed on schedule or at all. If we fail to complete the Proposed Transactions, we will not realize the anticipated benefits of the transactions.

The completion of the Proposed Transactions is subject to the satisfaction or waiver of various conditions set forth in the Share Purchase Agreement, which may not be satisfied in a timely manner or at all. Although the completion of the Share Transfer is subject to the Long-Stop Date (as defined in the Share Purchase Agreement, being forty-five days after the effective date of the agreement, as may be extended), we may agree with the Purchasers to extend the Long-Stop Date at our discretion and without seeking the approval of Shareholders. In addition, the Share Purchase Agreement may be terminated under certain circumstances. As a result, the Proposed Transactions may not be completed in a timely manner or at all, even if the Share Transfer is approved by the Company’s Shareholders.

In connection with the Proposed Transactions, we have incurred and will continue to incur additional costs, including legal, financial advisory and other professional fees, as well as costs associated with preparing and negotiating transaction-related documentation and implementing the Proposed Transactions. If the Proposed Transactions are not completed, we may not recover these costs and will not realize the anticipated benefits of the transactions, which could adversely affect our results of operations. Negative publicity relating to a failure to complete the Proposed Transactions may also adversely affect our brand, reputation and the price of our ordinary shares.

You will not receive any of the proceeds from the Proposed Transactions.

The proceeds from the Share Transfer will be retained by the Company and will not be distributed to our Shareholders. Instead, the Company plans to use such proceeds for general business operations, including product research and development, technology, brand building, and sales activities in Vietnam and globally.

We will be subject to certain contractual restrictions while the Proposed Transactions are pending, which may limit our ability to pursue other business opportunities.

The Share Purchase Agreement contains certain restrictions on the conduct of our business until the earlier of the completion of the Proposed Transactions or the termination of the Share Purchase Agreement. These restrictions may limit our ability to pursue certain business opportunities, enter into certain transactions or make certain investments that may arise during this period. If the Share Purchase Agreement is terminated and the Proposed Transactions are not completed, we may have foregone other strategic opportunities while focusing on the Proposed Transactions during the pendency of the transaction, which could adversely affect our business.

Mr. Pham and Mr. Pham Nhat Quan Anh have interests in the Proposed Transactions other than, or in addition to, the interests of our Shareholders generally, the other Abstaining Directors may be perceived to have other potential conflicts of interest.

Mr. Pham, our Managing Director and CEO, is one of the Purchasers in the Share Transfer, pursuant to which he will acquire approximately 4.4% of the ordinary shares in VFTP. In addition, as a shareholder and the Chairman of the board of directors of Vingroup, which holds the VFTP Preference Shares and will hold the VFVN Preference Shares following completion of the Split, Mr. Pham has an indirect interest in the related share exchange arrangements. Accordingly, Mr. Pham’s interests in the Proposed Transactions are different from, or are in addition to, the interests of our Shareholders generally. Similarly, Mr. Pham Nhat Quan Anh, a Director and Mr. Pham’s son, is a shareholder of Vingroup, and as such has an indirect interest in the VFTP Preference Shares and the VFVN Preference Shares held by Vingroup and the related share exchange arrangements. Accordingly, Mr. Pham Nhat Quan Anh’s interests in the Proposed Transactions are also different from, or are in addition to, the interests of our Shareholders generally. In light of the interests, Mr. Pham and Mr. Pham Nhat Quan Anh elected to abstain from the Board’s vote in favor of the Proposed Transactions. However, the Controlling Shareholders, each of which is deemed to be beneficially owned by Mr. Pham, are not required to abstain from voting at the EGM and, subject to applicable corporate approvals, if any, intend to cast their votes in favor of the Share Transfer. Accordingly, the Share Transfer can be approved at the EGM even if no Shareholders other than the Controlling Shareholders vote in favor of it.

In addition, Mrs. Le Thi Thu Thuy, the Chairwoman of the Company’s Board, holds an executive position within Vingroup, Ms. Nguyen Thi Lan Anh, a Director, is the Company’s Chief Financial Officer, and Ms. Nguyen Thi Van Trinh, a Director, serves as a director on the boards of directors of companies that are our affiliates and associated with Vingroup and/or Mr. Pham. While each of them does not have any direct or indirect personal interest in the transactions contemplated under these Resolutions, each elected to abstain from the Board’s vote in favor of the Proposed Transactions.

Failure to complete the Proposed Transactions could cause the price of our ordinary shares to decline.

If the Proposed Transactions are not completed, investors may question our ability to implement our business plans. Such uncertainty could adversely affect investor confidence and may result in a decline in the trading price of our ordinary shares.

Our tax expense may increase after the Proposed Transactions.

VFTP’s effective tax rate for the year ended December 31, 2025 was 5%, due to certain corporate income tax (“CIT”) incentives available in Vietnam. See Section 6.3 of this Proxy Statement for more information. Following the Split, however, VFVN is not expected to utilize these incentives and is expected to be subject to the standard CIT rate of 20%. This may cause the Company’s overall tax liability to increase in the future.

Risks related to Us and Our Continuing Operations Following the Proposed Transactions

Following completion of the Proposed Transactions, VinFast will transition to an asset-light model in Vietnam, relying on VFTP as a contract manufacturer to produce VinFast-branded vehicles. Our use of contract manufacturing subjects us to a number of risks, including but not limited to those described below.

Our reliance on third-party manufacturing partners exposes us to operational and strategic risks.

Following the Proposed Transactions, our business model will rely on outsourced manufacturing of our vehicles. Collaboration with third parties to manufacture vehicles is subject to risks that are outside of our control, including delays if VFTP does not meet agreed-upon timelines or experiences capacity constraints, potential disputes that could disrupt vehicle production, and adverse publicity related to the manufacturing partner. Our ability to successfully build a premium brand could also be adversely affected by perceptions about the quality of our manufacturing partner’s products, and we cannot guarantee that VFTP will consistently meet agreed-upon quality standards.

The Manufacturing Agreement is expected to have an initial term of five years, with one automatic extension of three years unless either party provides prior written notice of non-renewal, and any further extensions for successive periods of three years subject to mutual agreement. We are substantially reliant on our relationship with VFTP for the manufacture of our vehicles. If VFTP chooses not to do business with us, or experience operational difficulties, we would have significant difficulty producing our vehicles and our business prospects would be significantly harmed.

Upon expiration or termination of the Manufacturing Agreement, we may be unable to enter into new agreements with VFTP on acceptable terms and therefore may need to contract with other third parties or develop our own manufacturing facilities. There can be no assurance that we would be able to engage other third parties or establish our own production capacity on acceptable terms, or at all. Developing our own manufacturing capabilities, if feasible, would significantly increase capital expenditures and delay production, potentially requiring us to raise additional capital or adjust vehicle pricing, which would adversely affect margins and cash flows.

We will have reduced visibility and control over manufacturing operations following the Proposed Transactions.

Following the Proposed Transactions, we will rely on VFTP to manufacture vehicles in accordance with the designs, technical specifications and standards provided by VFVN. As a result, we will have reduced visibility and direct operational control over manufacturing activities. In addition, we will not have the ability to directly implement design or engineering changes into manufacturing operations due to the need to coordinate with an independent manufacturer. Delays in implementing such changes could adversely affect our product development timelines and overall business operations.

Our dependence on VFTP may expose us to certain counterparty risks.

Following the Proposed Transactions, we will be dependent on VFTP for the manufacture of our vehicles. VFTP will retain its existing management and employees after the Split, which is intended to support continuity of its manufacturing operations. However, its expected controlling shareholder, Tuong Lai, has limited experience in owning and overseeing a manufacturing business.

Vehicle manufacturing is a capital-intensive business, and prior to the Split, VFTP, as our subsidiary, benefitted from the financial support provided by Mr. Pham and Vingroup. Following the Split, the existing financing arrangements of VFTP are expected to remain in place following the Split, including the continuation of existing Vingroup guarantees and collateral arrangements, subject to applicable consents, and the Company understands, based on information provided by the Purchasers and their affiliates, that Tuong Lai has access to diversified sources of capital and income streams that may further support VFTP’s ability to fund its operations. Despite these indications, there can be no assurance that after the Split, VFTP will at all times be able to obtain sufficient capital – whether through equity or debt financing, cash flows from operations, or any combination of them – to independently sustain its operations. Any material disruption to VFTP’s operations or inability to perform under the Manufacturing Agreement could have a material adverse effect on our business, financial condition and results of operations.

In addition, following the Split, VFTP may seek to expand its operations beyond manufacturing activities for the Company, including by manufacturing products for other customers and pursuing investments in other business sectors, including real estate. Such diversification initiatives may increase operational complexity and require additional management attention and financial resources from VFTP. If VFTP is unable to effectively manage such expansion initiatives while continuing to satisfy its obligations to the Company, our business could be adversely affected.

PROXY STATEMENT TO SHAREHOLDERS

1.	THE PROPOSED TRANSACTIONS

1.1	Overview of the Proposed Transactions

On May 12, 2026, the Company announced a proposed corporate restructuring that would reorganize the Company’s manufacturing operations in Vietnam under VinFast Trading and Production JSC (“VFTP”) and subsequently transfer, sell and dispose of all of its interest in VFTP, the Vietnamese manufacturing subsidiary holding the Company’s manufacturing operations in Vietnam (the “Proposed Transactions”).

The Proposed Transactions will be effected in the manner and sequence set out below:

(a)	Split: the Company’s subsidiary, VFTP, will be split, so that certain assets and liabilities will be transferred into a newly formed Vietnam-incorporated entity, VFVN, to be effected by way of a company partial division under Vietnam law. Immediately following the Split, the Company will hold a 99.9% interest in each of VFTP and VFVN. VFVN will hold assets, operations and business undertakings related to (i) VinFast’s global research and development activities, intellectual property, after-sales operations (and related functions), and sales businesses, and (ii) shares in VinFast Commercial and Services Trading LLC, VinFast Engineering Australia Pty Ltd, and VinFast Germany GmbH. VFTP will hold the assets associated with the manufacturing business in Vietnam, shares in VinEG Green Energy Solutions JSC and an investment cooperation and business opportunity exploration agreement relating to real estate projects and will continue to assume all financial indebtedness owed by VFTP to unrelated third-party creditors, subject to the relevant creditors’ approval. VFTP will also retain short-term trade receivables related to the P-Note, which were issued to replace the remaining outstanding balance under the Legacy P-notes. The Legacy P-Notes were originally issued by the Company to Vingroup and VIG in January 2022 as part of a corporate reorganization undertaken by VinFast prior to its public listing in the U.S. As of the date of this Proxy Statement, the entire principal amount of the P-Note remained outstanding. For more information regarding the assets and liabilities to be retained by VFVN and VFTP, see Appendix B of this Proxy Statement for details. For more information regarding the Legacy P-Notes, refer to the Company’s Annual Report on Form 20-F filed with the Commission on April 30, 2026.

For the avoidance of doubt, the Split does not require the approval of the Shareholders.

Upon completion of the Split, (i) the Company will hold 887,716,529 ordinary shares, par value of VND10,000, representing 99.9% of the voting rights of VFTP, (ii) Vingroup Joint Stock Company (“Vingroup”) will hold 7,672,315,310 VFTP Preference Shares (as defined below), par value of VND10,000 with no voting rights and (iii) other persons will hold such ordinary shares representing 0.1% of the voting rights of VFTP.

VFVN will be incorporated in Vietnam and will be a direct subsidiary of the Company, with (i) the Company holding 53,752,911 ordinary shares, par value of VND10,000, representing 99.9% of the voting rights, (ii) Vingroup holding 464,573,166 VFVN Preference Shares (as defined below), par value of VND10,000 with no voting rights, and (iii) other persons holding such ordinary shares representing 0.1% of the voting rights.

Prior to the Split, depending on its business needs, VFTP may issue further preference shares with no voting rights (the “VFTP Additional Preference Shares”) to fund its operations. If VFTP does so, under the Split process, any such VFTP Additional Preference Shares shall be allocated between VFTP and VFVN applying the same ratio that will be applied to the allocation of the VFTP Ordinary Shares.

VFTP shall continue manufacturing motor vehicles and related products in Vietnam following the Split, and manufacture and supply VinFast-branded vehicles to the Company pursuant to a Manufacturing Agreement (as detailed below) to be entered into between VFVN and VFTP. VFVN’s primary focus will be on trading activities, aftersales services, and research and development on engineering and technology in Vietnam and globally.

(b)	Share Transfer: on May 12, 2026, the Company and the Purchasers entered into the Share Purchase Agreement, pursuant to which the Company will transfer all of its ordinary shares in VFTP (the “VFTP Ordinary Shares”) to the Purchasers, subject to, among other things, (i) the completion of the Split, (ii) the Company obtaining all necessary consents, approvals, waivers and/or confirmations required pursuant to any credit facility agreements or bonds that shall be outstanding as of the closing date of the Share Transfer, and (iii) the approval of the Share Transfer by Shareholders, among other conditions.

The Share Transfer is expected to be completed by the third quarter of 2026, subject to the satisfaction or waiver of the closing conditions set forth in the Share Purchase Agreement, including the consents, approvals, waivers and/or confirmations mentioned.

Upon completion of the Share Transfer, the Company will not hold any equity interest in VFTP.

While the Share Transfer requires approval of the Shareholders, completion of the Share Transfer will also remain subject to the satisfaction or waiver of other terms and conditions set forth in the Share Purchase Agreement.

In connection with the completion of the Share Transfer, VFVN and VFTP will enter into a manufacturing agreement (the “Manufacturing Agreement”), under which VFTP will act as the Company’s vehicle manufacturer in Vietnam, producing VinFast-branded vehicles in accordance with the designs, technical specifications and standards provided by VFVN. Further details of the Manufacturing Agreement are set out in Section 1.3 of this Proxy Statement.

VinFast is an innovative, full-scale mobility platform focused primarily on designing and manufacturing high-quality electric vehicles, e-scooters and e-buses. The Proposed Transactions are part of the Company’s broader strategic initiative to streamline its operating structure and to transition toward a more capital-efficient, asset-light operating model in Vietnam, thereby improving the Company’s financial structure and reducing future capital expenditure requirements. Following the Proposed Transactions, the Company’s capital-intensive manufacturing activities in Vietnam which are well established and in operation, will become an independent, third-party owned and operated manufacturing platform. The Company will retain and focus on the development of its VinFast brand through its core competencies including product research and development, technology, brand building, sales activities in Vietnam and globally.

The Company understands, based on information provided by the Purchasers and their affiliates, that following the Share Transfer, certain transfers of VFTP securities are intended to be effected among the Purchasers and their affiliates, subject to applicable regulatory approvals, pursuant to which Tuong Lai would be the sole controlling shareholder of VFTP, holding approximately 95.5% of the VFTP Ordinary Shares and Mr. Pham would hold less than 5% of the VFTP Ordinary Shares. Thereafter, the Company understands that Tuong Lai’s intention is to conduct a further corporate reorganization or combination involving itself and VFTP, resulting in a single remaining business entity that would assume and continue VFTP’s responsibilities, obligations and rights under the Manufacturing Agreement.

1.2	The Share Transfer and the Share Purchase Agreement

(a)	Background to the Share Transfer and Share Purchase Agreement

On January 10, 2026, the Company received an unsolicited proposal from a prospective purchaser regarding a potential acquisition of its interest in VFTP. As part of its evaluation of the proposal and the potential sale of VFTP, the Company engaged in discussions with Tuong Lai. On January 23, 2026, the Company received a separate proposal from Tuong Lai.

Following receipt of these proposals, the Company evaluated potential strategic alternatives relating to its manufacturing operations in Vietnam, including a potential divestment of VFTP. Management reviewed the proposals, conducted preliminary due diligence and know-your-customer assessments on the prospective purchasers. In reviewing each proposal, management assessed the bidder’s financial capability, the proposal’s transaction terms and associated risks. Based on these assessments, management determined that it would proceed with Tuong Lai for due diligence and negotiations of the Share Purchase Agreement and the Manufacturing Agreement, and those actions continued from February 2026 through April 2026.

On April 15, 2026, the Company presented the Proposed Transactions to the Board of Directors, excluding Mr. Pham and Mr. Pham Nhat Quan Anh. The remaining Directors reviewed the proposed transaction, including its strategic rationale and potential risks. In addition, the Audit Committee approved the engagement of an independent financial adviser to conduct a valuation analysis of VFTP. During the course of these deliberations, the remaining Abstaining Directors voluntarily elected to abstain from voting on the Proposed Transactions.

On May 12, 2026, the Recommending Directors approved the Proposed Transactions for submission to the Shareholders and authorized the convening of an extraordinary general meeting, having determined that the transaction is in the best interests and to the commercial benefit of the Company and its subsidiaries.

(b)	Valuation Analysis of VFTP by the IFA

As VFTP post-Split (the target company) and the Purchasers are privately held companies incorporated in Vietnam, GTV conducted an analysis and issued a fairness opinion in connection with the Share Transfer based on financial statements of VFTP post-Split prepared in accordance with VAS. The Company prepares its consolidated financial statements under U.S. GAAP. Certain accounting treatments under VAS may differ from those under U.S. GAAP. For example, research and development and similar costs may be capitalized under VAS, whereas such costs are generally expensed as incurred under U.S. GAAP. As a result, GTV’s analysis may not be directly comparable to, and its fairness opinion conclusion may differ from, an analysis performed and a conclusion reached based on financial statements of VFTP prepared in accordance with U.S. GAAP. Accordingly, Shareholders should not place undue reliance on the IFA Opinion.

The Audit Committee approved the engagement of GTV to analyze and issue an opinion on the fairness of the offer in connection with the Share Transfer. On May 11, 2026, GTV delivered a letter to the Audit Committee and the Directors of the Company providing its opinion as to the fairness, from a financial point of view, of the Purchase Price to be received by the Company for the Share Transfer.

GTV’s materials were provided for the information of the Audit Committee and the Directors in their review of the Share Transfer and were not to be used for any other purpose. GTV’s materials did not address the underlying business decision of the Company, its Board of Directors or any other party to enter into the Share Purchase Agreement, or the relative merits of the Share Transfer as compared to any alternative transaction or strategy that may have been available to the Company. The materials were not intended to provide the sole basis for the Company’s evaluation of the Share Transfer, did not purport to contain all information that may have been required by, or of interest to, the Company in connection with such evaluation, and did not constitute an opinion or recommendation to the Company, its Board of Directors, any Shareholder of the Company or any other person or entity as to how to vote or act with respect to any matter relating to the Share Transfer or otherwise.

With the consent of the Company, GTV assumed and relied upon, without independent verification, the accuracy and completeness of the financial and other information furnished by or discussed with the Company, VFTP and their respective representatives or otherwise available from public sources. GTV’s role in reviewing such information was limited solely to performing such review as it deemed necessary and appropriate to support its analyses. With respect to the financial projections regarding VFTP prepared by Company management and provided to GTV, GTV was advised and assumed that they were reasonably prepared on bases reflecting the best currently available information, estimates and judgments of the management of the Company as to the future financial performance of VFTP. GTV expressed no view or opinion with respect to such projections or the assumptions or circumstances on which they were based.

GTV further relied upon and assumed, without independent verification, that there had been no change in the business, assets, liabilities, financial condition, results of operations, cash flows or prospects of VFTP since the respective dates of the most recent financial statements and other information provided to it, and that there was no information or any facts that would make any of the information discussed with or reviewed by GTV incomplete or misleading. In connection with its analyses, GTV did not conduct a physical inspection of the properties, assets or facilities of VFTP and was not requested to, and did not, make an independent evaluation or appraisal of the assets or liabilities of VFTP, nor was GTV furnished with any such evaluations or appraisals.

Valuation Methodologies

GTV’s opinion is based on valuation methodologies considered appropriate for the business of VFTP, in particular the Income Approach (Discounted Cash Flow method). In addition, GTV reviewed the book value of the consolidated net assets in VFTP as of March 31, 2026 in forming its opinion.

GTV also considered the applicability of the Market Approach (including the Guideline Public Company Method and the Guideline Transactions Method) and concluded that this approach is not preferred in the present circumstances, primarily due to: (i) the lack of a meaningful earnings base, as VFTP’s business is loss-making; (ii) the high sensitivity of VFTP’s business value to growth and margin assumptions, which cannot be reliably adjusted to reflect differences in business maturity and cost structures; and (iii) the limited availability of truly comparable companies.

Income Approach – Discounted Cash Flow Analysis

GTV performed a discounted cash flow analysis of VFTP based on financial projections prepared by Company management for the period from 2026 to 2030. The DCF analysis was applied to two components of VFTP’s business: (i) the manufacturing operations and (ii) an investment cooperation and business opportunity exploration agreement relating to real estate projects (the “Cooperation Contract”).

For the manufacturing operations, GTV applied discount rates (weighted average cost of capital) ranging from 13.44% to 13.94% and terminal gross profit margins ranging from 2.94% to 3.44%. The discounted cash flow analysis indicated an enterprise value range of US$2.5 billion to US$3.1 billion for the manufacturing operations, with a mid-point valuation of US$2.6 billion.

For the Cooperation Contract, GTV applied discount rates ranging from 14.75% to 15.25%. The discounted cash flow analysis indicated a value range of US$555 million to US$565 million for the Cooperation Contract, with a midpoint of US$560 million.

Summary of Valuation Results

Based upon and subject to the foregoing, and the qualifications and limitations set forth in the IFA Opinion, GTV estimated that VFTP had an equity value range of US$36 million to US$609 million (VND901 billion to VND15,298 billion), with a mid-point valuation of US$106 million (VND2,653 billion), as of the date of its opinion. The valuation was derived by aggregating the enterprise values of the manufacturing operations and the Cooperation Contract, adding cash and cash equivalents of US$31 million and other adjustments of US$246 million, and deducting interest-bearing loans and borrowings of US$2.5 billion and lease liabilities of US$831 million.

Key Valuation Inputs

The discount rate for VFTP was determined based on the weighted average cost of capital (“WACC”), which reflects the expected return required by providers of equity and debt capital. The cost of equity was estimated using the Capital Asset Pricing Model (“CAPM”), incorporating the risk-free rate, an equity market risk premium, and a beta reflecting the systematic risk of the business. The cost of debt was estimated based on prevailing market borrowing rates for comparable issuers and adjusted for the applicable corporate income tax rate. The WACC was calculated by weighing the cost of equity and the after-tax cost of debt using an appropriate target capital structure assumed by a market participant. The applied discount rate was 13.69%.

For the Cooperation Contract, the discount rate was derived from the expected return on the investment and appropriately adjusted to reflect its risk profile, taking into account the existence of contractual guarantees and the availability of collateral assets. The applied discount rate was 15%.

A terminal growth rate of 4.0% has been adopted with reference to long-term GDP growth expectations and the long-term growth outlook of the relevant industry.

Independence of the IFA

GTV has confirmed that it is independent of the Company and the Purchasers in accordance with applicable professional and regulatory standards. GTV acted as a financial advisor to the Audit Committee and the Directors of the Company with respect to the Share Transfer and will receive a fixed fee for its services. GTV’s fees are not contingent upon the successful completion of the Share Transfer or the conclusion expressed in its opinion. GTV has not undertaken any other advisory mandate for the Company within the last 12 months that could potentially impact its independence and objectivity.

(c)	The Purchase Price

The Purchasers will pay a Purchase Price of approximately VND 13,309.6 billion (approximately US$530 million) to the Company. The Purchase Price was determined through negotiations between the parties on an arm’s-length basis and was agreed based on the book value of the consolidated net assets to be allocated to VFTP following the Split, as of March 31, 2026 (the “net book value”). The net book value of VFTP post-Split was derived based on the unaudited proforma consolidated financial statements of VFTP and its subsidiaries following the Split, comprising VinEG Green Energy Solutions JSC and VinES Ha Tinh Energy Solution JSC, as of March 31, 2026, prepared in accordance with VAS.

In evaluating the Purchase Price, the Directors have considered the valuation of VFTP prepared by the IFA. As the net book value of VFTP post-Split is in line with the valuation range derived by the IFA from the DCF methodology and exceeds the mid-point of the IFA’s valuation range, the Directors consider it appropriate and in the best interests of the Company and its Shareholders to accept the Purchase Price offered by the Purchasers. The IFA Opinion also confirmed that the Purchase Price is not prejudicial to the interests of the Company and its minority Shareholders and is fair from a financial point of view.

The following discussion sets forth the material terms of the Share Purchase Agreement and is qualified in its entirety by reference to the complete text of the Share Purchase Agreement, a copy of which is attached as Appendix G to this proxy statement and is incorporated by reference into this proxy statement. You are encouraged to read the Share Purchase Agreement carefully and in its entirety. This summary is included only to provide you with information regarding material terms and conditions of the Share Purchase Agreement and does not purport to describe all of the terms thereof or provide any other factual information regarding the parties or their respective businesses. This summary may not contain all of the information about the Share Purchase Agreement that may be important to you. You should refer to the full text of the Share Purchase Agreement for details of the transaction and the terms and conditions of the Share Purchase Agreement.

The representations, warranties and covenants described in this summary and contained in the Share Purchase Agreement have been made only for the purpose of the Share Purchase Agreement and, as such, are intended solely for the benefit of the Company and the Purchasers. In many cases, such representations, warranties and covenants are subject to limitations agreed upon by the parties and are qualified by certain disclosures exchanged by the parties in connection with the execution of the Share Purchase Agreement. Furthermore, many of such representations, warranties and covenants are the result of a negotiated allocation of contractual risk among the parties and, taken in isolation, do not necessarily reflect facts about the Company, VFTP, the Purchasers, their respective subsidiaries and affiliates or any other party. Likewise, any references to materiality contained in the representations and warranties may not correspond to concepts of materiality applicable to investors or shareholders. Finally, information concerning the subject matter of the representations and warranties may have changed since the date of the Share Purchase Agreement or may change in the future, and these changes may not be fully reflected in the public disclosures made by the Company. As a result of the foregoing, you are strongly encouraged not to rely on the representations, warranties and covenants contained in the Share Purchase Agreement, or any descriptions thereof, as accurate characterizations of the state of facts or condition of the Company, VFTP, the Purchasers or any other party. You are likewise cautioned that you are not a third-party beneficiary under the Share Purchase Agreement and do not have any direct rights or remedies pursuant to the Share Purchase Agreement.

(d)	Representations and Warranties of the Company

The Share Purchase Agreement contains representations and warranties made by the Company (as seller) to the Purchasers. These representations and warranties relate to, among other things: the organization, corporate authority and absence of insolvency of VFTP and its subsidiaries after the Split; the Company’s title to the VFTP Ordinary Shares; the share capital and absence of administration or receivership in respect of assets of VinEG Green Energy Solutions JSC and VinES Ha Tinh Energy Solution JSC; the absence of interests in shares, debentures or other securities of any company other than VFTP’s subsidiaries; the completion and effects of the Split; compliance with applicable laws; the conduct of business and absence of certain changes since the date of the agreement; tax matters, including filing of tax returns, payment of taxes, and absence of material tax proceedings; material contracts and the absence of breaches thereunder; the absence of material litigation; operations and assets, including the condition and adequacy of the specified assets remaining with VFTP; permits, licenses and authorizations necessary for the business; financial statements, books and records, and the absence of undisclosed liabilities, indebtedness and guarantees; indebtedness and guarantees; insurance coverage; labor and employment matters, including compliance with applicable labor laws; real property, including ownership and lease arrangements; machinery, equipment and production lines; environmental and social matters; material suppliers; customs matters; sanctions and export controls compliance; compliance with anti-bribery, anti-corruption and anti-money laundering laws; intellectual property; data privacy and protection; antitrust matters; and the absence of undisclosed related party arrangements with principal amount committed or outstanding exceeding US$10,000,000. Many of these representations and warranties are qualified by materiality, material adverse effect standards, or knowledge qualifiers, and are further qualified by disclosures made by the Company to the Purchasers.

(e)	Representations and Warranties of the Purchasers

The Share Purchase Agreement contains representations and warranties made by each of the Purchasers, severally and not jointly, to the Company. These representations and warranties relate to, among other things: the organization and good standing of each Purchaser (to the extent such Purchaser is a legal person) or, in the case of a natural person, full legal capacity and authority; legal capacity to execute and deliver the agreement and perform obligations thereunder; absence of insolvency or pending insolvency proceedings; authority of each Purchaser’s representative to execute the agreement; enforceability of the agreement against each Purchaser; non-contravention of organizational documents, contractual provisions, judgments or applicable laws; the absence of pending or threatened legal proceedings that would impair the Purchasers’ ability to consummate the transactions; absence of required governmental consents or approvals (other than those that would not materially affect the Purchasers’ ability to perform); funding and financial capability to pay the Purchase Prices and satisfy all payment obligations; and lawful source of funds, including representations that no funds used for the transactions have been derived from illegal, fraudulent or prohibited activity, including money laundering or tax evasion. The Purchasers also represent that they have conducted their own due diligence and are not relying on any representations other than those expressly set forth in the Share Purchase Agreement.

(f)	Interim Covenants of the Company

The Share Purchase Agreement provides that, from the date of the agreement until the closing date, the Company will cause VFTP to operate the business in the ordinary course of business and use reasonable best efforts to maintain and preserve intact VFTP’s current organization, assets and business relating to the manufacturing, assembly and related operations of electric motor vehicles, electric motorcycles and related components (“VFTP’s business”), and to preserve its relationships with customers, lenders, suppliers, regulators and others. The Company has also agreed to cause VFTP and its remaining subsidiaries after the Split not to, among other things and without the Purchasers’ consent: sell any material assets; incur or renegotiate any financial indebtedness exceeding specified thresholds (individually exceeding VND25 billion or in the aggregate exceeding VND250 billion); commit expenditures exceeding specified thresholds (individually exceeding VND25 billion or in the aggregate exceeding VND250 billion); enter into any new material contracts; commence any bankruptcy or insolvency proceedings; approve any transformation, reorganization, merger, Split or consolidation (other than the Split); make or change any tax elections or settle any material tax claims outside the ordinary course of business; declare, make or pay any dividend or other distribution; permit any material insurance policies to lapse other than as required by Law or consistent with past practice; amend the rights of any of the transferred shares; or form any subsidiary (other than approved by the Purchasers or pursuant to binding commitments entered into and disclosed prior to the date of the agreement). The Company has also agreed to prepare a workforce transaction plan; bear the relevant termination fees and breakage costs in connection with the termination of any contracts as a result of the Split; and deliver evidence of completion of the termination or amendment of all intercompany agreements between the Company and VFTP and all required third-party consents and renewals of all material contracts required for the continuation of VFTP’s business after the Split; use reasonable best efforts to renew or extend any permits required for the operation of VFTP’s business that are scheduled to expire within twelve months following the closing date, and to maintain all material insurance policies and tangible assets in good operating condition. The Company has also agreed to promptly advise the Purchasers and keep them informed of any actual or threatened legal proceedings against the Company or its officers, directors, employees or consultants on behalf of any shareholder of the Company relating to the Share Purchase Agreement or the transactions contemplated thereunder, and the Purchasers agree to cooperate and participate in the defense, resolution and/or settlement of such legal proceedings as may be reasonably requested by the Company.

(g)	Closing Conditions

The obligations of the Purchasers to consummate the transactions are subject to the satisfaction or waiver, on or prior to the closing date, of certain conditions, including: (i) the representations and warranties of the Company being true and correct as of the closing date; (ii) the Company having performed and complied in all material respects with all covenants and obligations required to be performed prior to closing; (iii) no injunction, judgment, decree, ruling, writ or order of any governmental authority prohibiting the consummation of the transactions; (iv) the absence of any material adverse effect; (v) approval of the Share Transfer by the Shareholders; (vi) the Split having been completed in all material respects such that VFTP retains all assets, rights and operations necessary to conduct the Business; (vii) all material assets, contracts and permits necessary for the Business having been retained by or validly vested in VFTP following the Split; (viii) all required consents, approvals, waivers and confirmations from lenders under any outstanding credit facility agreements or bonds having been obtained; (ix) the Manufacturing Agreement having been executed and being effective as of closing; (x) the net asset value of VFTP post-Split as reflected in the pro forma balance sheet of VFTP after the Split as of 31 May 2026, not being less than seventy percent (70%) of the estimated net asset value of VFTP post-Split as set out in the pro forma stand alone balance sheet of VFTP as of 31 March 2026 (the “Pro Forma Balance Sheet”); and (xi) the Company having delivered the Seller Closing Certificate. The obligations of the Company to consummate the transactions are subject to similar conditions, including: (i) the representations and warranties of the Purchasers being true and correct in all material respects; (ii) the Purchasers having performed and complied with all covenants and obligations in all material respects; (iii) no governmental authority prohibitions; (iv) the Manufacturing Agreement having been executed and being effective as of closing; (v) each Purchaser having paid, or being ready and able to pay, its full Purchase Price at closing; and (vi) the Purchasers having delivered the Buyers Closing Certificate.

The Share Purchase Agreement provides that the Share Transfer will be completed on the fifth (5th) business day following the satisfaction or waiver of all closing conditions, or at such other date, time, and place to be agreed between the Parties.

(h)	Indemnification; Limitations of Liability

The Share Purchase Agreement provides that, from and after the closing date, the Company will indemnify the Purchasers and their affiliates and representatives against all losses and damages actually suffered or incurred as a result of (i) any material breach or inaccuracy of the Company’s representations and warranties under the agreement (including as certified in the Seller Closing Certificate), and (ii) any material breach of any covenant or agreement of the Company contained in the agreement. The Purchasers will similarly indemnify the Company and its affiliates and representatives against losses and damages arising from any material breach or inaccuracy of the Purchasers’ representations, warranties, covenants or agreements. The Company’s indemnification obligations are subject to the following limitations: (a) claims must individually or in the aggregate exceed 2% of the Purchase Price paid by a Purchaser to be a “Qualified Claim”; (b) the Company shall have no liability to a Purchaser unless and until the aggregate Qualified Claims exceed 10% of the Purchase Price paid by such Purchaser (the “Basket Amount”), which operates as a true deductible; and (c) total aggregate liability to a Purchaser shall not exceed 20% of the Purchase Price paid by such Purchaser (the “Capped Liability Amount”), except for claims relating to fraud, willful misconduct, or material breach of fundamental representations, for which liability may equal up to 100% of the applicable Purchase Price. The Company has specific uncapped indemnification obligations for environmental contamination at the facilities and for certain pre-closing litigation, labor, finance, tax or customs matters not reflected in the Pro Forma Balance Sheet. All claims against the Company (other than for fundamental representations or tax matters which will survive until the expiry of the applicable statute of limitations) will expire twelve months after the closing date.

(i)	Termination

The Share Purchase Agreement may be terminated at any time prior to closing under the following circumstances: (a) by mutual written agreement between the Company and the Purchasers; (b) by either the Company or any of the Purchasers if the closing has not occurred on or before the Long-Stop Date (as defined in the Share Purchase Agreement, being forty-five days after the effective date of the agreement, as may be extended), provided that the terminating party’s failure to close was not caused by its own breach or inaccuracy of its representations; (c) by either the Company or the Purchasers if any governmental authority has enacted a final, non-appealable law or order prohibiting the transactions, or if any required material regulatory approval is denied by final, non-appealable action; or (d) by the non-breaching party if the other party has committed a material breach of its representations, covenants or obligations that has not been cured within thirty days following written notice and would prevent satisfaction of the closing conditions and have a material adverse effect. Upon termination, the agreement will be of no further force or effect, and the transactions will be abandoned, except that certain provisions (including confidentiality, public announcements, non-disparagement, indemnification, and the termination and miscellaneous articles) will survive. Termination will not prejudice the terminating party’s rights or remedies against the other party for any breach occurring prior to termination.

1.3	The Manufacturing Agreement

In connection with the Proposed Transactions, VFVN shall enter into a manufacturing and supply agreement (the “Manufacturing Agreement”) with VFTP, pursuant to which VFTP shall manufacture VinFast-branded vehicles for VFVN, in accordance with the designs, technical specifications and standards set by VFVN. The engagement will be on a non-exclusive basis. In the event VFTP receives third-party purchase orders that may affect production capacity, VFTP shall use commercially reasonable efforts to allocate production capacity in a manner that enables it to satisfy VFVN’s binding supply commitments duly made in accordance with the Manufacturing Agreement. The price payable by VFVN for each vehicle manufactured and supplied by VFTP shall be determined on a cost-plus basis and shall be provisionally equal to one hundred and five percent (105%) of the vehicle cost, enabling recovery of vehicle cost and a target margin of approximately 5% of vehicle cost. Vehicle cost means the total of (i) the Actual Production Cost (means the actual production cost of the relevant vehicle, including bill of materials (BOM), and manufacturing costs (including but not limited to direct/indirect labor, utility, production consumables) both of which shall be consistent with the cost levels provided by VFVN to VFTP provided that the aggregate cost of MBOM for each Vehicle model shall not exceed one point five percent (1.5%) above the corresponding cost provided by VFVN, and the aggregate manufacturing cost shall not exceed five percent (5%) above the corresponding cost level so provided, (ii) the Depreciation and Warranty Cost (means the depreciation and warranty costs, provisionally capped at 3% of the Actual Production Cost), (iii) Other Production Cost (means other production costs, provisionally capped at 3% of the total of the Actual Production Cost and the Depreciation and Warranty Cost), and (iv) all other costs necessary if any and mutually agreed by both Parties.

VFTP will be granted a limited, non-exclusive, non-transferable and non-sublicensable license to use designs, trademarks, technical documentation, specifications and related intellectual property of or available to VFVN and/ or its affiliates solely for the purposes of manufacturing and supplying the vehicles to VFVN. However, any intellectual property rights relating to the vehicles arising from or in connection with the manufacture of the vehicles under the Manufacturing Agreement shall belong exclusively to VFVN, save that any process improvements, manufacturing methods or manufacturing know-how independently developed by VFTP and not specific to the design of the vehicles shall remain the property of VFTP.

VFTP shall, to the extent of its fault, be responsible for defects in the vehicles arising from the manufacturing processes or any failure to comply with the manufacturing standards and documents. VFVN shall be responsible for (i) defects resulting from the design of the vehicles, materials or components specified or designated by VFVN, or any instructions or requirements provided by VFVN, provided that the Manufacturer remains responsible for its manufacturing execution and integration in accordance with agreed standards; (ii) managing after-sales services; and (iii) handling warranty claims from end customers in connection with the vehicles.

The Manufacturing Agreement shall additionally govern the sale and supply by VFTP to VFVN of certain vehicle models1 marketed under the VinFast brand which are existing vehicle models previously developed, manufactured, and commercially supplied to the market by the Manufacturer prior to the execution of the Manufacturing Agreement (“Legacy Vehicles”). Pursuant to the Manufacturing Agreement, VFTP shall continue to supply such Legacy Vehicles for purchase by VFVN for subsequent commercialization, resale, and distribution by VFVN, either directly or through its Affiliates and/or their respective distribution and dealer networks.

The Manufacturing Agreement is expected to have an initial term of five (5) years, with one (1) automatic extension of three (3) years unless either party provides prior written notice of non-renewal, and any further extensions for successive periods of three (3) years subject to mutual agreement.

A list of key terms of the Manufacturing Agreement is included herein as Appendix H.

The key terms of the Manufacturing Agreement as set out in this Proxy Statement and as appended in Appendix H are preliminary and indicative only, and remain subject to finalization as well as any amendments, modifications, variations and/or supplements from time to time as may be determined by the relevant parties.

1.4	VFTP Preference Shares

As at the date hereof, Vingroup, one of the Company’s Controlling Shareholders, holds an aggregate of 8,136,888,476 preference shares in VFTP (collectively, the “VFTP Preference Shares”). Pursuant to a series of share exchange agreements that we entered into with Vingroup on December 31, 2024 (as amended from time to time) (the “VFTP Share Exchange Agreements”), Vingroup has the right to request to exchange 5,558,672,454 of the VFTP Preference Shares (“VFTP Exchangeable Preference Shares”) for VFSG Shares or cash equal to the net proceeds received by the Company from the allotment and issuance of such VFSG Shares to unrelated third parties plus such number of VFSG Shares necessary to cover any shortfall relative to the exchange number of shares. The number of VFSG Shares to be issued is equal to the number of VFTP Preference Shares requested to be exchanged divided by the specified exchange rate (the “Exchange Rate”) and rounded down to the nearest whole number.

To facilitate the Proposed Transactions, certain reallocations and exchange arrangements will be made with respect to the VFTP Exchangeable Preference Shares held by Vingroup in VFTP.

In connection with the Split, 464,573,166 VFTP Preference Shares shall be allocated to VFVN and re-classified as VFVN preference shares (the “VFVN Preference Shares”), of which, 348,412,168 VFVN Preference Shares are exchangeable for VFSG Shares (the “VFVN Exchangeable Preference Shares”). The VFVN Preference Shares shall have terms and conditions similar to those of the corresponding VFTP Preference Shares.

[1]	Including electric vehicle models manufactured using licenses granted under the licensing agreement between VFTP and Novatech.

The Company will enter into a new share exchange agreement in respect of the VFVN Exchangeable Preference Shares. Under the agreement, the VFVN Exchangeable Preference Shares will comprise: (i) 41,154,836 preference shares allocated from DPS1 and DPS3, with an Exchange Rate of 0.204 preference shares for each VFSG Share; (ii) 102,589,457 preference shares allocated from DPS2, with an Exchange Rate of 1.7 preference shares for each VFSG Share, and (iii) 204,667,875 preference shares allocated from DPS5, with an Exchange Rate of 2.209 preference shares for each VFSG Share. The other terms of this agreement will be substantially similar to those under the VFTP Share Exchange Agreements. More information regarding DPS1, DPS2, DPS3 and DPS5 is available in the Company’s latest Annual Report on Form 20-F.

VFVN shall succeed to the remaining capital contribution commitment of VND10,000 billion from Vingroup Joint Stock Company pursuant to the plan to increase the charter capital to VND80,000 billion as approved under Resolution No. 08/2024/NQ-ĐHĐCĐ-VINFAST of the General Meeting of Shareholders dated November 12, 2024 of the Company. As a result, the remaining corresponding one million preference shares will be subscribed for by Vingroup in the capital of VFVN with an Exchange Rate of 2.209 preference shares for each VFSG Share.

The remaining VFTP Preference Shares will remain as preference shares under the capital of VFTP (the “Remaining VFTP Preference Shares”). In respect of the Remaining VFTP Exchangeable Preference Shares, immediately after Split, the Company will enter into a new share exchange agreement for the purposes of consolidating the VFTP Share Exchange Agreements and adjusting the Exchange Rates (the “New VFTP Share Exchange Agreement”). The Remaining VFTP Exchangeable Preference Shares will comprise: (i) 872,284,776 preference shares allocated from DPS1 and DPS3, with an Exchange Rate of 543.2 preference shares for each VFSG Share; and (ii) 4,337,975,510 preference shares allocated from DPS5, with an Exchange Rate of 1,281.1 preference shares for each VFSG Share.

In all cases, the Exchange Rates shall be subject to customary adjustment terms for dilutive corporate events. Each exchange would be subject to obtaining necessary approvals and other conditions.

Following the Share Transfer, the Company will terminate the New VFTP Share Exchange Agreement. Holders of the Remaining VFTP Exchangeable Preference Shares (currently, Vingroup) shall enter into a new share exchange agreement with Mr. Pham, pursuant to which they will have the right to exchange such preference shares for VFSG Shares held, directly or indirectly, by Mr. Pham and/or cash consideration by a company controlled by Mr. Pham which is designated by Mr. Pham to participate in the exchange arrangement.

1.5	Shareholders’ Approval for the Share Transfer

Pursuant to Section 160(1) of the Companies Act 1967 of Singapore (the “Companies Act”), the Directors must not carry into effect any proposal for the disposal of the whole or substantially the whole of the Company’s undertaking or property without the prior approval of the Shareholders in general meeting. Pursuant to Regulation 115 of our Constitution, the Directors shall not carry into effect any proposals for selling or disposing of the whole or substantially the whole of the Company’s undertaking unless such proposals have been approved by the Company in general meeting. Such approval should be obtained by way of an ordinary resolution.

The Share Transfer constitutes a disposal of a substantial portion of the whole of the Company’s undertaking, and thus, is subject to approval of the Shareholders. In light of the above, the Company is seeking approval from the Shareholders for the Share Transfer by way of an ordinary resolution. If the resolution is not approved, the Company shall not proceed with the Share Transfer. While the Share Transfer requires approval of the Shareholders, completion of the Share Transfer will remain subject to the satisfaction or waiver of other terms and conditions set forth in the Share Purchase Agreement.

2.	INFORMATION ABOUT VFTP

VFTP is a joint stock company incorporated in Vietnam and a direct subsidiary of the Company. As at March 31, 2026, VFTP has a charter capital of VND 90,793,003,280,000 (approximately US$3.6 billion). The Company holds 941,469,440 ordinary shares in the capital of VFTP, representing 10.369% of the charter capital of VFTP and carrying 99.9% of the voting rights of VFTP. Vingroup holds 89.621% of the charter capital of VFTP, comprising preference shares, and each of Mr. Pham and Mr. Pham Nhat Quan Anh hold 0.005% of the charter capital of VFTP, comprising ordinary shares representing 0.05% of the voting rights of VFTP. Prior to the Split, if additional funding is required for its operations, VFTP may issue further preference shares, which carry no voting right.

VFTP holds the Company’s manufacturing business in Vietnam, including integrated electric vehicle and battery manufacturing complexes. VFTP’s manufacturing operations consist of two primary facilities:

●	The Hai Phong Factory Complex, located in the Cat Hai Economic Zone on approximately 348 hectares, is VFTP’s strategic manufacturing facility, fully integrating stamping, body welding, painting, and assembly workshops, built to international standards with a high degree of automation. The facility has a current design capacity of approximately 300,000 electric cars per year and supports electric motorcycle production at approximately 500,000 units per year. The complex includes supporting facilities such as LAB rooms, test track, training center, and a supplier localization zone. The facility is designed to serve both domestic and export markets.

●	Ha Tinh Factory Complex, located in the Vung Ang Economic Zone on approximately 34 hectares, is VFTP’s second manufacturing facility. The facility has an initial design capacity of approximately 200,000 electric cars per year. The complex fully integrates welding, painting, and assembly workshops with logistics systems and quality inspection centers, supplementing Hai Phong’s production capacity and creating a basis for volume expansion in the medium and long term. This complex is currently focused on the production of the VF 3, Minio Green, and EC Van models.

In addition to the vehicle manufacturing facilities, VFTP owns and operates an integrated battery production chain in Ha Tinh, including a battery pack assembly factory, and a lithium iron phosphate (LFP) cell factory in a joint venture with Gotion (“JV Gotion”). This integrated value chain from cell to pack to finished vehicle enables VFTP to control battery supply, increase localization rates, and improve cost competitiveness.

Prior to the Proposed Transactions and as at the date hereof, VFTP holds the equity interests in VinFast Commercial and Services Trading LLC (the Company’s subsidiary in Vietnam holding sales operations), VinFast Engineering Australia Pty Ltd, and VinFast Germany GmbH. As described in Section 1 of this Proxy Statement, pursuant to the Split, the newly formed VFVN will hold such equity interests, together with assets, operations and business undertakings related to VinFast’s global research and development activities, intellectual property, after-sales operations (and related functions), and sales businesses. VFVN will remain direct subsidiary of the Company.

After the Split, VFTP will retain the assets associated with the manufacturing business in Vietnam (including the Hai Phong, Ha Tinh factory complexes and battery production facilities described above), shares in VinEG Green Energy Solutions JSC, and an investment cooperation and business opportunity exploration agreement relating to real estate projects, and will continue to assume all of the financial indebtedness owed by VFTP to unrelated third-party creditors, subject to the relevant creditors’ approval.

Following completion of the Proposed Transactions, VFTP will operate as a contract manufacturer for VinFast under a manufacturing and supply agreement. Under this arrangement, VFVN will act as the owner of, and/or the lawful rights holder in respect of, design, intellectual property rights, and R&D and, through the Manufacturing Agreement, will appoint VFTP to manufacture and supply vehicles in accordance with the designs, technical specifications and standards provided by VFVN. Further details on the key terms of the Manufacturing Agreement are set out in Section 1.3 and Appendix H of this Proxy Statement.

The Company understands, based on information provided by the Purchasers and their affiliates, that following the Share Transfer, in addition to manufacturing vehicles for the Company and assuming the Company’s existing manufacturing contract with an autonomous driving business partner of the Company, VFTP plans to seek to establish new manufacturing arrangements with other third parties, including affiliates of the Company in the Vingroup ecosystem, which may extend beyond vehicle manufacturing, and will also engage in other business sectors, including real estate investing and development activities, to enhance performance, results and cash flows over the long term.

3.	INFORMATION ABOUT THE PURCHASERS

3.1	Introduction

The Share Transfer involves the transfer by the Company of its VFTP Ordinary Shares to the Purchasers, comprising Tuong Lai, Ngoc Quy and Mr. Pham, the Company’s Managing Director and CEO. The Company understands, based on information provided by the Purchasers and their affiliates, that following the Share Transfer, certain transfers of VFTP securities are intended to be effected among the Purchasers and their affiliates, subject to applicable regulatory approvals, pursuant to which Tuong Lai would hold approximately 95.5% of the VFTP Ordinary Shares and Mr. Pham would hold less than 5% of the VFTP Ordinary Shares.

3.2	Tuong Lai

Tuong Lai (formerly known as Novatech Research and Development JSC (“Novatech”)) is a company incorporated in Vietnam. Tuong Lai currently engages in real estate investing and licenses certain intellectual property rights to VinFast that relate to our first-generation EV manufacturing platform.

In August 2025, Tuong Lai, then named Novatech, was carved out from VFTP, thereafter existing as a new direct subsidiary of the Company to hold certain assets related to intellectual property of completed research and development projects. VinFast continues to license certain of such intellectual property. Following that carveout, the Company transferred all of its shares in Novatech to Mr. Pham for a total consideration of approximately VND39.8 trillion (US$1.6 billion) representing fair value of the transferred shares of VND17.25 trillion (approximately US$679 million2) based on an independent third-party valuation plus an agreed premium.

[2]	The valuation report used an exchange rate of VND25,401 to US$1.00 for translation purposes

In January 2026, Mr. Pham transferred all of his equity interest in Tuong Lai to Mrs. Nguyen. The Company understands that the primary purpose of Mr. Pham’s acquisition of Tuong Lai was to support the Company and provide additional capital resources to facilitate VinFast’s development. Accordingly, after a suitable investor with the capability and interest to develop the business was identified, Mr. Pham proceeded with the sale of his interest in Tuong Lai. The Company was not a party to this transaction.

In May 2026, Mr. Nam acquired the majority of the voting equity interest in Tuong Lai from Mrs. Nguyen and became the controlling shareholder of Tuong Lai.

Tuong Lai currently has four shareholders: Mr. Nam (approximately 91.99% of contributed capital and approximately 82.58% of voting rights), Mrs. Nguyen (approximately 4.45% of contributed capital and approximately 9.67% of voting rights), Mr. PKP (approximately 3.54% of contributed capital and approximately 7.70% of voting rights), and Mrs. Phan Thu Huong (approximately 0.02% of contributed capital and approximately 0.05% of voting rights).

The shareholders of Tuong Lai are established individual investors with experience across industrial operations, investment, and large-scale project development. Mrs. Nguyen and Mr. PKP have a track record of collaboration with Mr. Pham and have been involved in the development and operation of leading enterprises within the Vingroup ecosystem.

The biographical information below is based on information provided to the Company by the Purchasers.

●	Mr. Nguyen Hoai Nam is an investment executive with more than 30 years of experience in corporate finance, asset management and multinational operations. From 1992 to 1998, he served as Sales Director of 3C Corporation, where he was responsible for revenue growth and market expansion. From 1998 to 2005, Mr. Nam served as Chief Financial Officer of TTT Corporation, overseeing corporate finance, funding structures and investment planning. Since 2006, he has served as Chief Executive Officer of Berjaya Group Vietnam, where he oversees investments across real estate, hospitality, financial services, retail and entertainment sectors. In parallel with his executive roles, Mr. Nam has held various governance positions as Chairman and Board Member at organizations including Nam Huong Media & Investment JSC, Saigon Berjaya Securities JSC, Nghi Tam Village Joint Venture (InterContinental Hanoi), Berjaya Handico 12 and Vincom Retail JSC, as well as members’ council positions at Jeep Vietnam (JVA Ho Chi Minh City) and Berjaya – Ho Tay Joint Venture (Sheraton Hanoi Hotel). Mr. Nam holds a Bachelor’s Degree and a Master of Business Administration (MBA) in Business Administration from the University of Southern California.

●	Mrs. Nguyen Thuy Ha is a senior executive and investor with over three decades of experience in industrial, real estate, and infrastructure-related businesses across Eastern Europe and Vietnam. She spent 17 years at Technocom Group in Ukraine, where she advanced to General Director of Technocom LLC and gained extensive experience in large-scale manufacturing operations, cross-border financing, and capital-intensive business models. Since 2022, Ms. Nguyen has been a principal investor, holding a controlling interest in SGC Investment and Construction Joint Stock Company, an infrastructure and construction enterprise involved in major Vinhomes developments, and a 45% equity stake in BioCare Vietnam Biotechnology Joint Stock Company, which participates in several large-scale real estate projects in Vietnam.

●	Mr. Pham Khac Phuong is a senior corporate executive and investor with over 30 years of experience in engineering, manufacturing, real estate development, and infrastructure investment in Ukraine and Vietnam. He began his career in 1994 at Technocom Group in Ukraine as an engineer and later advanced to Factory Director, gaining extensive experience in large-scale manufacturing operations and industrial management. Since 2022, Mr. Phuong has served as CEO of VinLandscape Development and Investment JSC and continues to act as a strategic investor and corporate executive in infrastructure and development projects.

●	Mrs. Phan Thu Huong is a senior corporate executive with over 25 years of experience in international manufacturing management and large private enterprises. She spent more than a decade at Technocom Group in Ukraine, where she advanced to the position of Production Director and oversaw large-scale manufacturing operations and workforce management.

Tuong Lai expects to fund the acquisition of VFTP through a combination of operating cash flows, equity contributions from their shareholders and external financing, including bank borrowings.

3.3	Ngoc Quy

Ngoc Quy is a limited liability company incorporated in Vietnam. Ngoc Quy currently has five shareholders: Mr. Nguyen Manh Cuong (30% of contributed capital representing 30% of voting rights), Mr. Pham Xuan Duc (26% of contributed capital representing 26% of voting rights), Mr. Pham Quoc Nhat (20% of contributed capital representing 20% of voting rights), Mr. Nguyen Van Thu (approximately 19.28% of contributed capital representing 19.28% of voting rights), and Mr. Ngac Van Luong (approximately 4.72% of contributed capital representing 4.72% of voting rights). Some of Ngoc Quy’s shareholders have been business partners with Mr. Pham.

Pursuant to the Proposed Transactions, Ngoc Quy will acquire 46.5% of the ordinary shares in VFTP.

Ngoc Quy expects to fund the acquisition of VFTP through a combination of operating cash flows, equity contributions from their shareholders and external financing, including bank borrowings.

3.4	Mr. Pham

Pursuant to the Proposed Transactions, Mr. Pham will acquire 4.4% of the ordinary shares in VFTP from the Company. Mr. Pham expects to fund his acquisition using his personal financial resources.

3.5	Independence of Purchasers

Each of Tuong Lai and Ngoc Quy are independent third parties that are not related to any of the Directors of the Company. The Proposed Transactions will introduce independent investors into the shareholding structure of VFTP and facilitate the separation of VFTP’s manufacturing operations from the VinFast group, thereby allowing VinFast to focus on core activities such as research and development, product development, and vehicle sales and marketing in Vietnam and globally. The involvement of an independent investor enhances the operational independence of VFTP and ensures that commercial transactions between VFTP and the VinFast group after the transaction are conducted on a market basis and in accordance with commercial practices.

Please see Section 7 below for details on the interests of Mr. Pham.

4.	INFORMATION REGARDING THE COMPANY AND VFTP AFTER THE PROPOSED TRANSACTIONS

4.1	VinFast’s Business After the Proposed Transactions

VinFast is an innovative, full-scale mobility platform focused primarily on designing and manufacturing high-quality electric vehicles (“EVs”), e-scooters, e-bikes and e-buses. Following completion of the Proposed Transactions, the Company will transition to a more capital-efficient, asset-light operating model in Vietnam, while continuing to operate EV business and own its manufacturing facilities in India and Indonesia. The Company will continue to market its four-wheeled EVs under three distinct brands: (i) VF, offering smart, reliable EVs for everyday life across mini- through E-segment SUVs and MPVs, including the VF 3, VF 5, VF 6, VF 7, VF 8, VF 9, VF MPV 7 and the forthcoming VF Wild pickup truck; (ii) Green, providing EV solutions for commercial applications, featuring the Limo Green, Herio Green, and Minio Green models; and (iii) Lac Hong, an ultra-luxury brand reflecting Vietnamese heritage, including the Lac Hong 900 LX and the forthcoming Lac Hong 800S and 900S, as well as various models of e-scooters, e-bikes and e-buses.

Under its asset-light operating model, VinFast will retain ownership of its product design, intellectual property, and research and development (“R&D”) capabilities and focus on its core competencies, including product research and development, technology, brand building and sales activities in Vietnam and globally. The Company’s R&D organization, comprising nearly 2,500 in-house professionals (including more than 600 software engineers), drives technology development across three pillars: vehicle platform, architecture and autonomy. As of April 30, 2026, VinFast has designed and introduced 22 four-wheeled vehicle models, (including 14 EV models), 15 e-scooter models with 34 different variants, and one e-bike model. Key R&D initiatives currently include in-house development of the VinFast Electric Drive System (powertrain), advanced driver assistance systems (ADAS Level 2 capabilities with progression toward Level 4 autonomous driving), and a centralized E/E 2.0 architecture implemented across vehicle lines.

VFTP will manufacture vehicles in accordance with the designs, specifications and standards provided by the Company pursuant to the Manufacturing Agreement. This arrangement enables the Company to maintain stable production capacity while reducing capital expenditure requirements and improving financial flexibility.

4.2	VFTP Business After the Proposed Transactions

The Company understands, based on information provided by the Purchasers and their affiliates, that following the Share Transfer, certain transfers of VFTP securities are intended to be effected among the Purchasers and their affiliates, subject to applicable regulatory approvals, pursuant to which Tuong Lai would hold approximately 95.5% of the VFTP Ordinary Shares and Mr. Pham would hold less than 5% of the VFTP Ordinary Shares. Thereafter, the Company understands that Tuong Lai’s intention is to conduct a further corporate reorganization or combination involving itself and VFTP, resulting in a single remaining business entity, which would assume and continue VFTP’s responsibilities, obligations and rights under the Manufacturing Agreement.

Following the Proposed Transactions, VFTP will continue to conduct manufacturing operations including the production of vehicles and related components, which include battery manufacturing in addition to the procurement of batteries from third-party suppliers. The Company understands, based on information provided by the Purchasers and their affiliates, that following the Share Transfer, in addition to manufacturing vehicles for the Company and assuming the Company’s existing manufacturing contract with an autonomous driving business partner of the Company, VFTP plans to seek to establish new manufacturing arrangements with other third parties, including affiliates of the Company in the Vingroup ecosystem, which may extend beyond vehicle manufacturing.

While the Manufacturing Agreement will be non-exclusive, and VFTP may maintain or enter into other business arrangements relating to similar products or services, the Manufacturing Agreement will provide that in the event VFTP receives purchase orders from any third party that may affect the production capacity available for the Company’s orders, VFTP shall use commercially reasonable efforts to allocate production capacity in a manner that enables it to satisfy VFVN’s binding supply commitments duly made in accordance with the Manufacturing Agreement.

The Company understands, based on information provided by the Purchasers and their affiliates, that VFTP will also engage in other business sectors, including real estate investing and development activities to enhance financial results and cash flows over the long term.

5.	RATIONALE FOR AND BENEFITS OF THE PROPOSED TRANSACTIONS

The Directors believe that the Proposed Transactions will have the following key benefits to the Company:

5.1	Transition to a Capital-Efficient, Asset-Light Operating Model

The Proposed Transactions are part of the Company’s broader strategic initiative to streamline its operating structure and to transition toward a more capital-efficient, asset-light operating model in Vietnam, thereby improving the Company’s financial structure and reducing future capital expenditure requirements. Following the Proposed Transactions, the Company’s capital-intensive manufacturing activities in Vietnam, which are well established and in operation, will become an independent, third-party owned and operated manufacturing platform. The Company will retain and focus on the development of its VinFast brand through its core competencies including product research and development, technology, brand building and sales activities in Vietnam and globally. This transition is expected to allow the Company to more efficiently allocate financial resources to higher value-added activities and to strengthen the Company’s strategic focus and enhance its global competitiveness.

5.2	Optimization of Asset Structure and Capital Utilization

By divesting the manufacturing operations through the Share Transfer, the Company’s financial structure is expected to improve as the Company reduces the need for continued investment in capital-intensive production assets and lowers its future capital expenditure requirements. This is expected to enable more efficient allocation of financial resources to technology development, product innovation and market expansion. Over time, these improvements may also support financial performance of the Company.

5.3	Greater Strategic Flexibility to Respond to Market Dynamics

The Proposed Transactions are expected to provide the Company with greater strategic flexibility to respond to rapidly evolving EV technology and market dynamics, without being constrained by legacy manufacturing infrastructure. This flexibility can enable the Company to adapt more quickly to changing market conditions and consumer preferences.

5.4	Enhanced Focus on International Market Expansion

The Proposed Transactions are expected to allow the Company to allocate greater financial and management resources toward expanding its international sales activities, including brand development and market expansion in Vietnam and globally.

5.5	Continuity of Product Supply through the Manufacturing Agreement

Notwithstanding the Share Transfer, the Manufacturing Agreement will ensure that the Company continues to have access to stable production capacity for VinFast-branded vehicles, with VFTP acting as a contract manufacturer for the Company. VinFast will retain ownership and/or the lawful rights holder of all product design, R&D, and intellectual property, while VFTP will manufacture vehicles in accordance with the designs, technical specifications and standards provided by VinFast. This arrangement is intended to preserve the continuity of its product supply in Vietnam and ensure that the Company can concentrate its resources on core activities.

6.	FINANCIAL INFORMATION REGARDING THE PROPOSED TRANSACTIONS

6.1	Use of Proceeds

Following the completion of the Share Transfer, the Company intends to use the proceeds to repay and extinguish the entire outstanding amount of approximately VND10,162.3 billion (approximately US$404.8 million) of the P-Note. The Company expects to retain the remaining portion of the proceeds in cash and to deploy such proceeds to support the Company’s continued growth and the funding of its core competencies, including product research and development, technology, brand building and sales activities in Vietnam and globally.

6.2	Accounting Treatment

Following the Share Transfer, VFVN and VFTP are expected to operate as commercially independent entities under arm’s length arrangements, including the Manufacturing Agreement. The Company has structured, and intends to structure, the Proposed Transactions, the Manufacturing Agreement and any other arrangements between VFVN and VFTP in a manner that supports the conclusion that the Company shall deconsolidate VFTP after the completion of the Share Transfer under U.S. GAAP, based on the legal transfer of control and an evaluation of the relevant accounting considerations. This conclusion also depends on the final terms of the post Split arrangements between VFVN and VFTP, which will be finalized after EGM.

Depending on how these arrangements between VFVN and VFTP and other relevant factors are ultimately concluded, accounting outcomes for VFTP following the Proposed Transactions other than deconsolidation may also be reached, including, among others, equity method investment, fair value or cost-basis investment, or continued consolidation.

While the final accounting treatment could affect the presentation of the Company’s consolidated financial statements following completion of the transaction, it would not change the underlying commercial separation between the Company and VFTP, nor the Company’s strategic transition toward a more capital-efficient, asset-light operating model in Vietnam.

6.3	Taxation

In Vietnam, VFTP is currently entitled to CIT incentives for investment projects in certain economic zones under Vietnam’s Law on Investment and the Law on Corporate Income Taxes (and its implementing regulation). As a result of such tax incentives, for the years ended December 31, 2023, 2024, VFTP was entitled to a preferential tax rate of 10% and CIT exemption, resulting in an effective tax rate of 0%. For the year ended December 31, 2025, while the preferential tax rate of 10% remained applicable, the CIT exemption was partially phased out, resulting in an effective tax rate of 5%. These income tax incentives will be phased out gradually over the years until 2033. Following the Split, however, VFVN is not expected to utilize these incentives and is expected to be subject to the standard CIT rate of 20%.

7.	INTERESTS OF DIRECTORS

Save as disclosed in this Section 7 and other than through their respective shareholdings in the Company (if any), none of the Directors has any interest, direct or indirect, in the Proposed Transactions.

(a)	Mr. Pham, the Company’s Managing Director and CEO, has a direct interest in the Proposed Transactions as one of the Purchasers in the Share Transfer, pursuant to which he will acquire 4.4% of the ordinary shares in VFTP. In addition, as a shareholder and the Chairman of the board of directors of Vingroup Joint Stock Company, which holds the VFTP Preference Shares and will hold the VFVN Preference Shares following completion of the Split, Mr. Pham has an indirect interest in the related share exchange arrangements. Pursuant to these arrangements, following the Share Transfer, Vingroup will have the right to exchange the VFTP Preference Shares for ordinary shares of the Company held, directly or indirectly, by Mr. Pham (rather than for newly issued shares of the Company). The key shareholders of Tuong Lai and Ngoc Quy, the other Purchasers in the Share Transfer, are also long-standing business partners and associates of Mr. Pham.

(b)	Mr. Pham Nhat Quan Anh, the Company’s Director, is a close family member of Mr. Pham and is a shareholder of Vingroup, and as such has an indirect interest in the VFTP Preference Shares and the VFVN Preference Shares held by Vingroup and the related share exchange arrangements.

In view of the foregoing, each of Mr. Pham and Mr. Pham Nhat Quan Anh, in his capacity as a Director of the Company, has abstained from voting on Board resolutions in relation to the Proposed Transactions.

Mrs. Le Thi Thu Thuy, the Chairwoman of the Company’s Board, holds an executive position within Vingroup, Ms. Nguyen Thi Lan Anh, a Director, is the Company’s Chief Financial Officer, and Ms. Nguyen Thi Van Trinh, a Director, serves as a director on the boards of directors of companies that are our affiliates and associated with Vingroup and/or Mr. Pham. While each of them does not have any direct or indirect personal interest in the transactions contemplated under these Resolutions, each elected to abstain from the Board’s vote in favor of the Proposed Transactions.

8.	ADVICE OF THE INDEPENDENT FINANCIAL ADVISER

The Audit Committee has approved the engagement of GTV as the IFA to advise the Audit Committee and the Board of Directors as to whether the Share Transfer is not prejudicial to the interests of the Company and its minority Shareholders and is fair from a financial point of view. Having considered the factors and the assumptions set out in the IFA Opinion, and subject to the qualifications set out therein, the IFA is of the opinion that the Share Transfer is not prejudicial to the interests of the Company and its minority Shareholders and is fair from a financial point of view. A copy of the IFA Opinion is set out in Appendix C of this Proxy Statement.

9.	RECOMMENDATION

The Recommending Directors, having considered, amongst other things, the terms of the Share Transfer, the rationale for and benefits of the Proposed Transactions as set out in Section 5 of this Proxy Statement, the financial effects of the Proposed Transactions, and the opinion of the IFA as set out in the IFA Opinion, recommend that the Shareholders VOTE IN FAVOR of the ordinary resolution in respect of the Proposed Transactions.

10.	EXTRAORDINARY GENERAL MEETING

10.1	Details of the Extraordinary General Meeting

The EGM, notice of which is set out in Appendix D of this Proxy Statement, will be held by way of electronic means on May 27, 2026 at 9:00 p.m. (Singapore Time) / 9:00 a.m. (Eastern Standard Time) for the purpose of considering and, if thought fit, passing, with or without amendments, the ordinary resolution set out in the Notice of EGM dated May 12, 2026, which is set out as Appendix D of this Proxy Statement.

10.2	Abstention from Voting

The Controlling Shareholders are not required to abstain from voting at the EGM and, subject to applicable approvals, if any, intend to cast their votes in favor of the Share Transfer. Accordingly, the Share Transfer can be approved at the EGM even if no Shareholders other than the Controlling Shareholders vote in favor of it.

11.	ACTION TO BE TAKEN BY SHAREHOLDERS

11.1	No Personal Attendance

The EGM will be conducted by way of electronic means and there will be no personal attendance at the EGM.

11.2	Alternative Arrangements

Shareholders or their duly appointed proxy(ies) will be able to (a) observe and/or listen to the EGM proceedings through a live audio-visual webcast or live audio-only stream by pre-registering, (b) submit questions in advance of and/or live at the EGM, and/or (c) vote live at the EGM.

Shareholders should refer to the Notice of EGM in Appendix D of this Proxy Statement for further details, including the steps to be taken by Shareholders who wish to participate in the EGM.

For and on behalf of the Board of Directors of

VinFast Auto Ltd.

Le Thi Thu Thuy

Chairwoman and Director

May 12, 2026

APPENDIX A – CORPORATE INFORMATION

Directors of the Company	:

Pham Nhat Vuong
(Managing Director and CEO)

Le Thi Thu Thuy
(Chairwoman)

Nguyen Thi Lan Anh
(Chief Financial Officer)

Nguyen Thi Van Trinh
(Director)

Pham Nhat Quan Anh
(Director)

Tham Chee Soon
(Independent Director)

Ling Chung Yee Roy
(Independent Director)

Registered Office of the Company	:	61 Robinson Road #06-01 (Suite 608) 61 Robinson Singapore 068893

Independent Financial Advisor to the Audit Committee	:	Grant Thornton (Vietnam) Advisory Company Limited

Share Registrar of the Company	:	Continental Stock Transfer & Trust Company 1 State Street, 30th Floor New York, New York 10004 United States

A-1

APPENDIX B – DETAILS OF PROPOSED KEY ASSETS AND LIABILITIES OF VFTP AND VFVN AFTER THE SPLIT

The lists of assets and liabilities below are preliminary summaries that do not purport to be final or complete and have been included for illustrative purposes only. The lists have been compiled based on principles of U.S. GAAP unless indicated otherwise. The lists have not been audited or reviewed by the Company’s independent auditors and should not be relied on as if an audit or review had been conducted.

Summary of Assets and Liabilities of VFVN after the Split

Assets:

●	Intangible assets: Software, copyrights, licenses, and other capitalizable costs relating to:

o	All e-scooter models;

o	All e-bus models;

o	All electric automobile models (excluding Legacy Vehicles);

●	Property, plant and equipment:

o	Tangible fixed assets supporting research and development (R&D) and quality control: Assets directly supporting vehicle development, testing, and validation, including machinery and equipment, tools and instruments, molds and jigs, and transportation equipment.

o	Capital construction in progress (CIP): Investments in supporting R&D and quality control equipment;

●	Other assets:

o	Relevant advances to suppliers and other current assets attributable to the R&D and technology functions, a portion of trade receivables arising from the sale of goods;

o	Books, records, technical documentation, and data relating to the businesses allocated to VFVN pursuant to the Split;

o	IT systems, software platforms, development environments, repositories and data sets.

●	Investment, including all assets and liabilities, in subsidiaries including VinFast Commercial and Services Trading LLC, VinFast Engineering Australia Pty Ltd, and VinFast Germany GmbH.

●	Employees and organizational resources:

o	All employees, consultants, and secondees primarily engaged in R&D, engineering, software development, sales and marketing, aftersales, and related support functions;

o	Associated employment arrangements, and accrued employee obligations (to the extent mandatorily required to be transferred to VFVN under applicable law).

●	Contracts and arrangements:

o	R&D-related contracts, including engineering, design, software development, licensing, and technology collaboration agreements;

o	Vendor and service provider agreements supporting R&D and product development activities.

In addition to the assets listed above, intangible assets and property, plant and equipment related to R&D investments and engineering design and development of tooling (ED&D) will be allocated to VFVN pursuant to the Split. Under VAS, such assets were capitalized in the balance sheets of VFTP and will be held on the VAS balance sheets of VFVN. Under U.S. GAAP, these assets were expensed as incurred in prior years, and, accordingly, they are not recognized on the Company’s consolidated balance sheet prepared in accordance with U.S. GAAP.

Liabilities:

●	Short-term payables to VFTP, vendors in connection with R&D projects and net investments in VinFast Engineering Australia Pty Ltd and VinFast Germany GmbH, accrued expenses related to R&D and ED&D projects, and short-term loans owed to Vingroup.

B-1

Summary of Assets and Liabilities of VFTP after the Split

All assets and liabilities relating to (i) the VinFast manufacturing plant located at the Dinh Vu – Cat Hai Economic Zone, Cat Hai Island, Cat Hai Special Zone, Hai Phong City, Vietnam, and (ii) the VinFast manufacturing plant located at Blocks CN4-1, CN4-2, CN4-3, the Central Industrial Park, Vung Ang Economic Zone, Vung Ang Ward, Ha Tinh Province, Vietnam, as well as all other assets and liabilities other than those to be held by VFVN after the Split, as described above.

Assets:

●	Intangible assets including software, copyrights, and other capitalizable costs relating to Legacy Vehicles.

●	Property, plant and equipment supporting production and business operations in Vietnam, including:

o	Land use rights, buildings, and infrastructure;

o	Tooling (both in-house and at suppliers);

o	Production lines, machinery and equipment, tools, and other production assets;

relating to:

o	Electric vehicle manufacturing;

o	E-scooter and e-bus production.

●	IT systems and data (manufacturing-related):

o	IT and cybersecurity systems, software, databases, access controls, and digital infrastructure used primarily for manufacturing, supply chain, logistics, and plant operations and related cybersecurity;

o	Production data, operational data, and records;

o	Cybersecurity systems, access controls, and related infrastructure supporting manufacturing operations.

●	Short-term trade receivable relating to the P-Note

●	Investments in subsidiaries including VinEG Green Energy Solutions JSC, and VinES Ha Tinh Energy Solution JSC.

●	Other assets, including cash and cash equivalents, short-term and long-term investments, inventories, trade receivables, other receivables and prepaid expenses, among others.

●	Employees and workforce:

o	Employees, workers, and management personnel primarily engaged in manufacturing, operations, supply chain, and plant management;

o	Associated employment contracts, collective labor arrangements (if any), and accrued employee-related liabilities.

●	Contracts and commercial arrangements related to production and business operations in Vietnam, including the licensing agreement with Novatech, Investment cooperation and business opportunity exploration agreement relating to real estate projects.

●	All required regulatory permits, approvals, and licenses.

Liabilities:

●	All trade payables, accrued expenses, amount due to related parties, financial liabilities and other operating liabilities, except for the liabilities transferred to VFVN as described above.

●	Provisions and obligations relating to manufacturing operations.

●	Loans and finance lease obligations, including:

o	All foreign currency denominated loans and borrowings of VFTP;

o	All VND-denominated bonds, loans and borrowings of VFTP from unrelated third-party creditors;

o	Lease obligations arising from lease agreements with affiliates within Vingroup.

To the extent that any liabilities originally contemplated to be assigned to VFTP following the Split in accordance with the VAS pro forma balance sheet as of March 31, 2026, cannot be allocated to or assumed by VFTP, including due to any required creditor consent not having been obtained, subject to applicable law and agreement among the parties to the Share Purchase Agreement, other liabilities, indebtedness or obligations, whether existing as of March 31, 2026 or incurred thereafter and outstanding, between VFTP and Vingroup and/or their respective affiliates, may be allocated or assigned to VFTP following the Split, such that the overall pro forma liabilities position of VFTP as reflected in the VAS pro forma balance sheet as of March 31, 2026 would remain substantially unchanged.

B-2

APPENDIX C – OPINION OF GRANT THORNTON (VIETNAM) ADVISORY COMPANY LIMITED

Address to

The Audit Committee and the Board of Directors of VinFast Auto Ltd
VinFast Auto Ltd.

Opinion of the Independent Financial Advisor on the Disposal of Ordinary Shares in VinFast Trading and Production JSC to a group of Investors following a restructuring and split

11 May 2026

To:	The Audit Committee and the Board of Directors of VinFast Auto Ltd.

1.	Introduction

Grant Thornton (Vietnam) Advisory Company Limited (“Grant Thornton Vietnam”, “we” or the “Independent Financial Advisor”) has been engaged to render an opinion as to the fairness, from a financial point of view, of the consideration to be received or paid pursuant to the proposed transaction described below.

2.	The Proposed Transactions

We understand that VinFast Auto Ltd. (the “Company”) intends to carry out a corporate restructuring that would reorganize its manufacturing operations in Vietnam under VinFast Trading and Production JSC (“VFTP”) and subsequently transfer, sell and dispose all of its interest in this Vietnamese manufacturing subsidiary holding, among other things, the Company’s manufacturing operations in Vietnam (the “Proposed Transactions”).

The Proposed Transactions will comprise:

●	a split (the “Split”) of certain assets and liabilities of VFTP, a subsidiary of the Company, into a newly formed Vietnam-incorporated entity VinFast Vietnam Joint Stock Company (“VFVN”), to be effected by way of a company partial division under Vietnam law. Immediately following the Split, the Company will hold a 99.9% interest in each of VFTP and VFVN. VFVN will hold assets, operations and business undertakings related to (i) VinFast’s global research and development, intellectual property, after-sales operations (and related functions), and sales businesses, and (ii) shares in VinFast Commercial and Services Trading LLC, VinFast Engineering Australia Pty Ltd, and VinFast Germany GmbH. VFTP will hold the assets associated with the manufacturing business in Vietnam, shares in VinEG Green Energy Solutions JSC and an agreement relating to the development of real estate projects and will continue to assume all financial indebtedness owed by VFTP to third-party creditors, subject to the relevant creditors’ approval. To the extent that liabilities originally contemplated to be assigned to VFTP following the split in accordance with the Pro Forma Balance Sheet cannot be allocated to or assumed by VFTP, including due to any required creditor consent not having been obtained, the relevant parties may, subject to applicable law and agreement among such parties, reallocate or assign other liabilities, indebtedness or obligations among VFTP, Vingroup and/or their respective affiliates, such that the overall pro forma liabilities position of VFTP as reflected in the Pro Forma Balance Sheet would remain substantially unchanged. VFTP will also retain short-term trade receivables related to the Replacement P-Note, which were issued to replace the remaining outstanding balance under the Legacy P-notes. The Legacy P-Notes were originally issued by the Company to Vingroup and VIG in January 2022 as part of a corporate reorganization undertaken by VinFast prior to its public listing in the U.S. As of the date of this Proxy Statement, no principal amount of the Replacement P-Note has been repaid; and

●	a transfer and sale (the “Share Transfer”) by the Company of all ordinary shares held by the Company in VFTP (the “VFTP Ordinary Shares”) to the purchasers, being Future Investment Research and Development Joint Stock Company (“Tuong Lai”), Ngoc Quy Investment and Trading Development Limited Liability Company (“Ngoc Quy”), and Mr. Pham Nhat Vuong (“Mr. Pham”, collectively the “Purchasers”), for an aggregate consideration of approximately VND13,309.6 billion (approximately US$530 million) (the “Purchase Price”) The Purchase Price was determined through negotiations between the parties on an arm’s-length basis and was agreed based on the book value of the consolidated net assets to be allocated to VFTP following the Split, as of March 31, 2026. The Share Transfer is subject to (i) the completion of the Split, (ii) the Company obtaining all necessary consents, approvals, waivers and/or confirmations required pursuant to any credit facility agreements or bonds that shall be outstanding as of the closing date of the Share Transfer, and (iii) the approval of the Share Transfer by Shareholders, among other conditions.

3.	Scope of Work

You have requested Grant Thornton Vietnam to provide an objective and independent assessment as to whether, as of the date hereof, the Purchase Price is fair from a financial point of view and is not prejudicial to the interests of the Company and its minority shareholders.

In connection with rendering this opinion, we have undertaken such reviews, analyses, and inquiries as we have deemed necessary or appropriate, including but not limited to:

●	Reviewing draft transaction documentations (including, without limitation, the share purchase agreement to be executed between the Company and the Purchasers, key terms of the manufacturing and supply agreement to be executed between VFTP and VFVN), including key commercial terms and the consideration structure;

●	Reviewing the Split plan prepared by the Company’s management (“Management”), including the proposed balance sheet allocation between VFTP and VFVN;

●	Reviewing selected VAS historical financial information of the current VFTP and US GAAP historical financial information of the Company;

●	Reviewing the financial projections prepared by the Management and assessing key assumptions underlying such projections, including with reference to the contract manufacturing benchmarking report prepared by another independent advisor;

●	Discussing with the Company regarding its operations, financial condition, and future prospects;

●	Conducting industry and market analyses; and

●	Performing an independent valuation analysis using generally accepted valuation methodologies.

4.	Valuation Methodologies

Our opinion is based on valuation methodologies that we consider appropriate for the business of VFTP, in particular the Income Approach (Discounted Cash Flow method - DCF).

In addition, we have also reviewed the book value as of 31 March 2026 of the consolidated net assets in VFTP in forming our opinion.

We also considered the applicability of the Market Approach (including the Guideline Public Company Method and the Guideline Transactions Method) and have concluded that this approach is not preferred in the present circumstances, primarily due to:

(i)	the lack of a meaningful earnings base, as the subject business is loss-making;

(ii)	the high sensitivity of the subject business’s value to growth and margin assumptions, which cannot be reliably adjusted to reflect differences in business maturity and cost structures; and

(iii)	the limited availability of truly comparable companies.

5.	Assumptions and Information Relied Upon

Our analysis and opinion are based upon information provided by the Company and other sources that we have deemed reliable. We have relied upon such information without independent verification and have assumed the accuracy and completeness thereof.

The information that we have relied upon includes:

●	Audited, consolidated financial statements of VFTP and its subsidiaries for FY2025;

●	The Restructuring Plan showing how the financial statements of the current VinFast Trading and Production JSC would be split to VFVN and VFTP as of 31st March 2026 – prepared by the Management (Appendix 1);

●	Financial projections of VFTP prepared by the Management for the period from FY2026 to FY2030;

●	The draft share purchase agreement between the Company and the Purchasers and key terms of the manufacturing and supply agreement between VFVN and VFTP;

●	The benchmarking study report on cost structure contract manufacturing companies in the automotive industry by another independent advisor;

●	Other information and documents provided by the Management; and

●	Reference information for estimation of cost of capital from S&P Capital IQ, Prof. Damodaran and other publicly available sources of information as researched by Grant Thornton.

6.	Opinion on the Fairness

On the basis of and subject to the foregoing, it is our opinion as of the date hereof that the Purchase Price to be paid to the Company for the Share Transfer is not prejudicial to the interests of the Company and its minority Shareholders and is fair from a financial point of view.

Our opinion is based on and supported by a valuation analysis, a summary of which, together with the key valuation inputs, is set out in Appendix 2 to this letter.

7.	Independence

We confirm that we are independent of the Company and the Purchasers in accordance with applicable professional and regulatory standards. We acted as a financial advisor to the Company with respect to the Proposed Transaction and will receive a fixed fee for our services. Our fees are not contingent upon the successful completion of the Proposed Transaction or the conclusion expressed in this opinion.

Grant Thornton Vietnam has not undertaken any other advisory mandate for the Company within the last 12 months that could potentially impact our independence and objectivity.

8.	Limitations and Reliance

Our opinion is based on the economic, market and other conditions existing as of the date hereof, as well as the information made available to us during the course of our work. We undertake no obligation to update, revise, or reaffirm this opinion as a result of future events or circumstances.

We have not conducted, and were not requested to conduct, any physical inspection of the assets, nor have we performed any independent appraisal of specific assets or liabilities.

We have assumed and relied upon, without independent verification, the accuracy and completeness of all information supplied to us.

Our opinion is subject to the following assumptions and limitations:

●	Management’s financial projections have been reasonably prepared in good faith based on the best currently available estimates and judgments;

●	No material changes in economic, market, regulatory, or political conditions;

●	The Proposed Transactions will be consummated in accordance with the terms described;

●	We express no opinion regarding the strategic rationale, commercial decision-making, or structure of the Proposed Transactions;

●	We do not provide any opinion on solvency, tax consequences, accounting treatment, or legal matters; and

●	Our role also does not include an assessment of the legal feasibility of the Split, the form of settlement of the consideration (whether in cash or in kind), or the financial capability of the Purchasers.

This opinion does not constitute a recommendation as to whether the Board should proceed with the Proposed Transactions and does not address any non-financial considerations relevant to such decision. We recognize that the Board’s decision involves broader considerations beyond financial fairness.

This opinion is provided solely for the use and benefit of the Audit Committee and the Board of Directors of the Company in its evaluation of the Transaction and may not be relied upon by any other person or used for any other purpose without our prior written consent, except as required by applicable law or regulation. This opinion may not be disclosed, referred to, or communicated (in whole or in part) to any third party for any purpose whatsoever except (i) with our prior written approval; or (ii) that this opinion may be disclosed, quoted from, or summarized, in whole or in part, in any proxy statement or other filings made by the Company with the U.S. Securities and Exchange Commission and distributed to the Company’s shareholders.

Yours sincerely,

For and on behalf of

GRANT THORNTON (VIETNAM) ADVISORY COMPANY LIMITED

/s/ Trinh Kim Dung General Director E: Dung.Trinh@vn.gt.com

Appendix 1 – Proforma Balance sheet post Split as of 31 March 2026 (VAS)

	Before Split (VND bil)	Before Split (USD mil)	VFTP (USD mil)	VFVN (USD mil)
Current assets
Cash and cash equivalents	1,843	73	33	41
Short-term investments	4,633	185	141	43
Current account receivables	54,172	2,158	1,788	413
Inventory	32,947	1,313	1,372	87
Other current assets	8,738	348	298	50
Total current assets	102,333	4,077	3,632	635
Non-current assets
Long-term trade receivables	831	33	3	38
Fixed assets	104,660	4,169	3,603	521
Long-term assets in progress	9,929	396	250	148
Long-term investments	7,410	295	263	36
Other long-term assets	954	38	30	8
Total non-current assets	123,785	4,931	4,150	751
Total assets	226,118	9,008	7,782	1,386

	Before Split (VND bil)	Before Split (USD mil)	VFTP (USD mil)	VFVN (USD mil)
Current liabilities
Short-term trade payables	36,613	1,459	1,252	211
Advance from customers	2,324	93	10	82
Statutory obligations	1,694	67	67	1
Payables to employees	315	13	11	1
Short-term accrued expenses	20,493	816	715	103
Short-term unearned revenue	118	5	1	5
Other short-term payables	2,772	110	67	95
Short-term loans and finane leases obligations	62,241	2,480	1,461	620	(*)
Short-term provisions	8,811	351	337	9
Non-current liabilities		-
Long-term accrued expenses	2,310	92	102	-
Long-term unearned revenue	4,709	188	190	30
Other long-term payables	4,170	166	145	-
Long-term loans and finane leases obligations	54,117	2,156	2,147	9
Long-term provisions	19,700	785	747	33
Total liabilities	220,386	8,780	7,251	1,200
Issue share capital	90,793	3,617	3,410	605	(*)
Share premium	2,416	96	91	5
Foreign exchange rate differences reserve	14	1	2	(1)
Other funds belonging to owner's equity	7,311	291	667	-
Accumulated losses	(94,774)	(3,776)	(3,638)	(424)
Non-controlling interests	(28)	(1)	(1)	0
Total owner's equity	5,732	228	531	186
Total liabilities and equity	226,118	9,008	7,782	1,386

(*)	The loans balance and capital value reflected the conversion of VND10 trillion of Vingroup debt to equity in Q2-2026 post Split.

Note:

1)	The proforma balance sheet post Split is prepared on a standalone basis for each entity and may not reconcile with the consolidated balance sheet prior to the Split due to intercompany eliminations and other consolidation adjustments.

2)	A VND/USD exchange rate of 25,102 has been used for translation purposes.

Appendix 2 – Notes on valuation assumptions, the summary of valuation result and valuation sensitivity analysis

1.	Basis of valuation

The valuation analysis is based on the assumption that the Split is deemed completed as of the valuation date, i.e. 31 March 2026, and in accordance with the balance sheet allocation as presented in Appendix 1, and the proposed terms of the Manufacturing Agreement between VFVN and VFTP as per the Draft Termsheet. Our role does not include assessment of the Split plan and legal feasibility, the settlement of the purchase price (in cash or in kind), the financial capability of the Purchasers.

2.	Financial forecasts

We based our valuation analysis on the financial forecast prepared by the Management. The responsibility for the forecasts and the assumptions on which they are based is solely that of the Management of the Company, while as part of our valuation work, we have assessed the reasonableness of the forecast assumptions.

The key assumptions that have the most significant impact on the valuation are as follows:

Sales volume assumptions

Based on the draft post-Split Draft Termsheet –Manufacturing Agreement, VFVN appoints VFTP as a non-exclusive contract manufacturer for specified electric automobile and Escooter models, while retaining full ownership of vehicle designs, technologies, and intellectual property. VFVN is required to provide rolling multi-year production forecasts, and VFTP commits to using best efforts to secure sufficient manufacturing capacity, including undertaking necessary capital expenditures.

While the Manufacturing Agreement is non-exclusive, at the moment VFTP has no identified business opportunity to work with any other customers aside from VFVN. On the other hand, from the perspective of VFVN, given the readiness and the advantages of engaging VFTP to provide manufacturing function, VFVN also has no plan for the time being to engage with another manufacturer. Accordingly, the assumption of manufacturing volume of VFTP is aligned with the sales forecast of VFVN to the market, with the primary markets including Vietnam and other markets.

●	For Vietnam market, in the financial forecast, the management expects significant sale growth especially in the segment of Escooter during the forecast period (2026-2030), given VinFast’s leading position as the top car-selling and Escooter brand in Vietnam, and supported by the significant growth achieved in FY2025. The Management further believes that the high growth trajectory is underpinned by the introduction of more affordable and fashion models, the scheduled implementation of gasoline vehicle restricted policy in selected cities, unmatched nationwide charging infrastructure, and a well-established ecosystem partners in ride-hailing, rental and used cars.

●	Aside from Vietnam market, the Management plans to export certain EV and Escooter models to other markets, mainly Asia, EMEA, and North America. The sales of VinFast cars in those markets would be handled by affiliates or independent dealers. The sale volume forecast for these markets is around 1.36 million EVs and more than 2 million Escooters over the next 5 years. The Management is confident in achieving the projected sales, on the basis that: (a) VinFast has implemented marketing campaigns to promote brand awareness in Southeast Asia and South Asia markets, especially, Philippines; (b) presence of Green SM in these key markets; and (c) VinFast pursues market specific strategies to approach customers in each country.

While the volume forecast appeared to be supported by Management plan as well as the historical growth achievement, it is highly dependent on the overall adoption rate of EV / Escooter, infrastructure readiness, technological advancements, regulatory frameworks, competitive pressures, and broader market dynamics, the reasonableness of which could not be reliably assessed. Failing to achieve the forecast sales volume would have significant impact on the valuation result. We have taken additional risks in relation to volume uncertainty and the dependency on VFVN in the discount rate with additional risk premium.

Sales price assumptions

Based on the draft Binding Term Sheet - Manufacturing Agreement, the price payable by VFVN for each vehicle manufactured and supplied by VFTP shall be determined on a cost-plus basis and shall be provisionally equal to one hundred and five percent (105%) of the vehicle cost, enabling recovery of vehicle cost and a target margin of approximately 5% of vehicle cost. Vehicle cost means the total of (i) the Actual Production Cost (means the actual production cost of the relevant vehicle, including bill of materials (BOM), and manufacturing costs (including but not limited to direct/indirect labor, utility, production consumables) both of which shall be consistent with the cost levels provided by VFVN to VFTP provided that the aggregate cost of MBOM for each Vehicle model shall not exceed one point five percent (1.5%) above the corresponding cost provided by VFVN, and the aggregate manufacturing cost shall not exceed five percent (5%) above the corresponding cost level so provided, (ii) the Depreciation and Warranty Cost (means the depreciation and warranty costs, provisionally capped at 3% of the Actual Production Cost), (iii) Other Production Cost (means other production costs, provisionally capped at 3% of the total of the Actual Production Cost and the Depreciation and Warranty Cost), and (iv) all other costs necessary if any and mutually agreed by both Parties.

The Company has engaged an independent advisor to conduct a benchmarking study on cost structure, and as per the advisor’s benchmarking study, Net Cost-Plus margin in the 35th to 75th percentile range is from 0.64% to 9.01%, with the median of 4.31%.

We have reviewed the calculation of Supply Price on the financial forecast by the Management and noted that (i) the 105% Supply Price under the Manufacturing Agreement implies a Net Cost Plus margin of approximately 4.48% under VFTP's cost structure, which is broadly aligned with the median of the benchmarking range; (ii) the Total cost formula is in general in line with the methodology in the benchmarking study, with standard cost assumptions for depreciation and warranty, assumed at 3%. As these are standard cost assumptions, we have further reviewed the implied Gross Profit margin assumptions to assess whether the resulting Net Cost Plus margin implied by the Supply Price remains reasonable, as discussed below.

VFTP is currently operating at a gross loss position, primarily due to (i) low production volumes and (ii) costs that are still in the process of being optimized. Post Split, VFTP is forecast to continue recording a negative gross margin in FY2026 and gradually improve over the subsequent three years, reaching a positive gross margin by FY2030 of ~1%.

We understand from Management that the gross profit margin during the explicit forecast period has not yet converged to the Net Cost-Plus margin, primarily due to projected warranty and depreciation costs per unit remaining above the 3% standard levels applied in determining the Supply Price. Management expects that warranty and depreciation costs per unit will continue to decrease as operations stabilize and scale efficiencies are realized beyond the explicit forecast period.

The forecasted gross profit margin and utilized capacity are as follows:

	2026F	2027F	2028F	2029F	2030F
Gross profit margin	-8.6%	-8.6%	-3.6%	-1.4%	1.0%
% maximum capacity:
EV	41.0%	54.4%	71.1%	83.6%	91.0%
Escooter	58.0%	61.7%	79.3%	87.3%	100.0%

As the end-of-forecast-period’s gross profit margin is at the low end of the 35th to 75th percentile Net Cost-Plus Margin per benchmarking study, we have factored higher gross profit margin in the terminal year profit for purpose of value sensitivity test. The gross profit margin range applied for the test is between 2.9% to 3.4%, which results in Net operating profit margin closer to the median of Net Cost-Plus margin in the benchmarking study.

Operating costs assumption

VFTP currently operated with a relatively high operating expense-to-revenue ratio, amounting to 40.1% in FY2025, which declined to 20.8% in 3M2026. The elevated operating expense ratio in FY2025 was primarily attributable to certain one-off or abnormally high expenses, including (i) product warranty provisions, which accounted for 46.8% of total operating expenses; and (ii) provisions for doubtful receivables, representing approximately 16.0% of operating expenses.

Management forecasts that the operating expense ratio will decline significantly post Split, as VFTP is not expected to incur selling and marketing expenses following the Split, other than outbound logistics costs related to the shipment of EVs to customers in Vietnam, given that it will no longer undertake commercial activities. The reduction is further supported by the anticipated increase in capacity utilization and revenue scale, which is expected to enhance operating leverage.

Other assumptions – Cooperation Contract with Saigon Glory Limited:

On 30th September 2025, VFTP entered into an investment cooperation and business opportunity exploration agreement relating to real estate projects (the “Cooperation Contract”) with Saigon Glory Limited (“Saigon Glory”). According to the Cooperation Contract, the Company shall contribute capital amounting to the maximum of VND20,700 billion in real estate development and trading business activities. In return, VFTP shall receive 90% of the profits generated from the business activities annually, with committed total profit of not less than VND20,814 billion, on top of the initial investment repayment to be made by end of FY2029. The valuation of VFTP post Split includes the minimum profit committed from this Cooperation Contract.

We did not access the feasibility of the real estate investment business, nor the recoverable value of assets collateralized accompanying the Cooperation Contract. Failure of the Cooperation Contract partner to fulfill future obligation would have impact on the valuation of VFTP accordingly.

Other assumptions – shareholder grant:

According to the Management and the Grant Agreement dated 12th November 2024, a grant from Mr. Pham Nhat Vuong is expected to be provided after the Valuation Date and within 2026. For valuation purposes, this grant is allocated in each post-Split entity's projected cash flows for 2026.

Discount rate:

The discount rate for VFTP was determined based on the weighted average cost of capital (“WACC”), which reflects the expected return required by providers of equity and debt capital. The cost of equity was estimated using the Capital Asset Pricing Model (“CAPM”), incorporating the risk-free rate, an equity market risk premium, and a beta reflecting the systematic risk of the business. The cost of debt was estimated based on prevailing market borrowing rates for comparable issuers and adjusted for the applicable corporate income tax rate. The WACC was calculated by weighting the cost of equity and the after-tax cost of debt using an appropriate target capital structure assumed by a market participant. The applied discount rate was 13.69%.

We value the cash flow from the Cooperation Contract separately, with the discount rate derived from the expected return on the investment and appropriately adjusted to reflect its risk profile, taking into account the existence of contractual guarantees and the availability of collateral assets. The applied discount rate was 15%.

Terminal growth rate:

A terminal growth rate of 4.0% has been adopted with reference to long-term GDP growth expectations and the long-term growth outlook of the relevant industry.

3.	Summary of valuation result – VFTP

Based on the Basis for valuations, and subject to the key assumptions and limitations as discussed above, the result of the valuation result of deemed post-Split equity value VFTP as of 31st March 2026 is as follows:

Valuation results - VFTP

In USD million	Low	Mid	High
Manufacturing operations	2,511	2,575	3,074
Cooperation contract	555	560	565
Add: Cash & cash equivalents	31	31	31
Add: Other adjustments	246	246	246
Deduct: Interest bearing loans and borrowings	(2,476)	(2,476)	(2,476)
Deduct: Lease liabilities	(831)	(831)	(831)
Equity value - USD million	36	106	609
Equity value - VND billion	901	2,653	15,298

Note: A VND/USD exchange rate of 25,102 has been used for translation purposes.

4.	Valuation sensitivity analysis

We have performed sensitivity analysis on changes in the key valuation inputs, including the discount rate and terminal growth rate for the manufacturing operations and the discount rate applied to the Cooperation Contract. The results of the sensitivity analysis are presented below.

Value of Manufacturing operations

		GPM terminal year
		2.94%	3.19%	3.44%
	13.44%	2,643	2,858	3,074
Discount rate (r)	13.69%	2,575	2,782	2,991
	13.94%	2,511	2,710	2,912

Value of Cooperation Contract

	14.75%	565
Discount rate	15.00%	560
	15.25%	555

Equity Value of VFTP

		GPM terminal year
		2.94%	3.19%	3.44%
	-0.25%	179	393	609
Discount rate (r)	Base	106	312	521
	0.25%	36	236	437

Equity Value of VFTP

		Sales volume
		80.00%	85.00%	90.00%	95.00%	100.00%
	-0.25%	152	159	165	172	179
Discount rate (r)	Base	86	91	96	101	106
	0.25%	24	27	30	33	36

The sensitivity analysis on sales volume is intended to illustrate the directional impact of a downside change in sales volume on value. The analysis isolates sales volume while holding other assumptions constant and therefore does not reflect all related impacts, such as changes in pricing, cost absorption, or capital requirements. Accordingly, the results are indicative only.

5.	Overall conclusion:

Based on our DCF analysis, we estimate the post-Split equity value of VFTP to fall within a range of approximately USD36 to USD609 million. The agreed Purchase Price of approximately USD530 million, which is based on the net book value of VFTP’s consolidated net assets as of 31 March 2026, is therefore at a premium to the mid-point of the equity value range indicated by our DCF analysis. Accordingly, in our view, the Purchase Price to be paid to the Company for the Share Transfer is not prejudicial to the interests of the Company and its minority Shareholders and is fair from a financial point of view.

APPENDIX D – NOTICE OF EXTRAORDINARY GENERAL MEETING

VINFAST AUTO LTD.

(Incorporated in the Republic of Singapore)

(Company Registration Number 201501874G)

NOTICE OF EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN THAT an extraordinary general meeting of VinFast Auto Ltd. (the “Company”) (the “EGM”) will be convened and held by way of electronic means on May 27, 2026 at 9:00 PM (Singapore Time) / 9:00 AM (Eastern Standard Time) and to consider, and if thought fit, to pass, with or without amendments, the following as ordinary resolutions:

SPECIAL BUSINESS

Agenda Item	Proposal
Ordinary Resolution 1	To approve the proposed transfer of all of the Company’s shares in VinFast Trading and Production Joint Stock Company (a company incorporated in Vietnam), and the directors of the Company and each of them be and are hereby severally authorised to complete and to do all acts and things (including, without limitation, approving, modifying and executing all such documents as may be required) as he or she may consider necessary, desirable or expedient for the purposes of or in connection with and to give effect to this Ordinary Resolution

These items of business are more fully described in the proxy statement. You should read the entire proxy statement carefully prior to submitting your vote through electronic communications or (in respect of persons whose names are entered in the register of members of the Company) the Proxy Form in the manner set out therein.

This Notice and the proxy statement are currently available on the website https://www.cstproxy.com/vinfastauto/2026. The proxy statement, together with this Notice are referred to as the “EGM Materials”.

All capitalized terms used in this Notice have the same meaning as set out in the proxy statement, unless the contrary intention appears.

General matters relating to the EGM:

1.	Quorum: The quorum required to transact business at the EGM is for at least two VinFast Shareholders to be present in person at the time when the EGM proceeds to business. A VinFast Shareholder being present in person includes a person attending as a proxy and a corporation being a VinFast Shareholder shall be deemed to be personally present if represented in accordance with the provisions of Section 179(3) of the Companies Act 1967 of Singapore (“Companies Act 1967”) and such corporation’s representative is not otherwise entitled to be present at the meeting as a VinFast Shareholder or proxy or as a corporate representative of another VinFast Shareholder.

2.	Basis of voting: Votes shall be taken on a poll with one vote for each share. In order for Ordinary Resolutions to be passed, more than 50% of the eligible votes cast on the Resolution must be in favor of the Resolution. Whilst shares for which an abstention from voting has been recorded are counted toward the quorum of the meeting, the calculation of the percentage of votes cast in favor of the Resolution disregards abstained votes. A person entitled to more than one vote needs not use all his/her/its votes or cast all the votes he/she/it uses in the same way.

3.	Identification of Shareholders of Record and their corporate representatives: Before any person may participate in the EGM, the Chairperson of the EGM must be reasonably satisfied that the right of the person to participate at the EGM has been reasonably verified.

4.	Record Date for Shareholders of Record: VinFast has fixed the close of business (Eastern Standard Time) on May 01, 2026 as the record date for determining whether members of VinFast are entitled to receive printed copies of this Notice and the Proxy Form and to access the EGM Materials.

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Participation in the EGM:

5.	EGM to be held by electronic means: The EGM is being convened and will be held by electronic means pursuant to Section 173J of the Companies Act 1967. A VinFast Shareholder will not be able to physically attend the EGM and may vote online or appoint a proxy by submitting their Proxy Form, as further discussed below. A VinFast Shareholder may observe and/or listen to the EGM proceedings via live webcast and live audio feed and may submit questions live or in advance of the EGM, as further discussed below. A shareholder can cast his/her/its votes only.

The Company is arranging for a live webcast and live audio feed of the EGM proceedings (the “Live EGM Webcast” or the “Live EGM Audio Feed”) which will take place on May 27, 2026 at 9:00 PM (Singapore time)/9:00 AM (Eastern Standard Time) in place of a physical EGM. VinFast Shareholders will be able to watch and/or listen to the EGM proceedings through the Live EGM Webcast or the Live Audio Feed, and the Company will not accept any physical attendance by VinFast Shareholders. Any VinFast Shareholder seeking to attend the EGM physically in person will be turned away.

VinFast Shareholders are encouraged to access the virtual meeting website prior to the start time. Online check-in will begin at 8:30 PM (Singapore time) / 8:30 AM (Eastern Standard Time), and VinFast Shareholders should allow ample time to ensure their ability to access the meeting.

6.	Notice and Proxy Card: Printed copies of this Notice and the Proxy Card will be sent to VinFast Shareholders.

7.	Submission of Questions: VinFast Shareholders may submit questions related to the Resolutions prior to the start of the EGM at https://www.cstproxy.com/vinfastauto/2026 or during the EGM by following the instructions provided during the EGM.

8.	Appointment of Proxies: VinFast Shareholders who wish to exercise his/her/its voting rights at the EGM may (whether the member is an individual or a corporate): (a) appoint a proxy(ies) (other than the Chairperson of the Meeting) to vote by poll on his/her/its behalf; or (b) appoint the Chairperson of the Meeting as his/her/its proxy to vote by poll on his/her/its behalf. A proxy need not be a member of the Company. The Chairperson shall decline to accept appointment as proxies for any VinFast Shareholder to vote in respect of any of the Ordinary Resolutions, unless specific instructions have been given in the Proxy Form on how the VinFast Shareholder wishes for his/her/its votes to be cast in respect of the said relevant Ordinary Resolutions.

A member who is not a relevant intermediary (as defined under Section 181 of the Companies Act 1967) is entitled to appoint not more than two proxies to attend and vote at the EGM. Where such member’s instrument appointing a proxy(ies) appoints more than on proxy, the proportion of shareholding concerned to be represented by each proxy shall be specified in the Proxy Form. A proxy representing more than one member shall only count as one member for the purpose of determining the quorum of the EGM. Where a member is represented by more than one proxy, such proxy shall count as only one member for the purpose of determining the quorum of the EGM.

A member who is a relevant intermediary is entitled to appoint more than two proxies to attend and vote at the EGM, but each proxy must be appointed to exercise the rights attached to a different share or shares held by such member. Where such member’s Proxy Form appoints more than two proxies, the number and class of shares in relation to which each proxy has been appointed shall be specified in the Proxy Form.

If you are a VinFast Shareholder whose name is entered into the register of members of the Company and you want to appoint a proxy to vote on your behalf at the EGM, you must complete and sign the Proxy Form, before depositing a hard copy (whether in person or by post) at Proxy Services c/o Continental Trust Services, 1 State Street, New York, NY USA 10004 no later than 9.00 p.m. on May 24, 2026 (Singapore time) / 9:00 AM (Eastern Standard Time), being seventy-two hours before the time appointed for the EGM.

9.	Voting: If you wish to submit your vote online, you should access https://www.cstproxy.com/vinfastauto/2026. Whether or not you plan to attend the EGM, we urge you to submit your vote online.

10.	Personal Data Privacy: By participating in the EGM and/or any adjournment thereof, submitting an instrument appointing a proxy to attend, speak, and vote at the EGM and/or any adjournment thereof, or submitting any details of the VinFast Shareholder’s corporate representatives in connection with the EGM, a VinFast Shareholder (a) consents to the collection, use and disclosure of the Shareholder’s personal data by the Company (or its agents or service providers) for the purpose of the processing, administration, and analysis by the Company (or its agents or service providers) of proxies appointed for the EGM (including any adjournment thereof) and the preparation and compilation of the attendance lists, minutes and other documents relating to the EGM (including any adjournment thereof), and in order for the Company (or its agents or service providers) to comply with any applicable laws, take-over rules, listing rules, regulations and/or guidelines (collectively, the “Purposes”); (b) warrants that where the VinFast Shareholder discloses the personal data of the VinFast Shareholder’s proxy or corporate representative to the Company (or its agents or service providers), the VinFast Shareholder has obtained the prior consent of such proxy or corporate representative for the collection, use and disclosure by the Company (or its agents or service providers) of the personal data of such proxy or corporate representative for the Purposes; and (c) agrees that the VinFast Shareholder will indemnify the Company in respect of any penalties, liabilities, claims, demands, losses, and damages as a result of the VinFast Shareholder’s breach of warranty.

By Order of the Board

Le Thi Thu Thuy

Chairwoman

Date: May 12, 2026

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APPENDIX E – PROXY CARD

IMPORTANT NOTICE

This Proxy Card is not the Proxy Form. It contains instructions on how you may access, complete, and submit the Proxy Form to the Company online.

VINFAST

Proxy Forms must be completed and submitted by 9:00 a.m., Eastern Standard Time, on May 24, 2026.

INTERNET – www.cstproxyvote.com
Use the Internet to complete and submit your Proxy Form. Have your proxy card available when you access the above website. Follow the prompts to submit your Proxy Form.

PROXY

Please mark your votes like this **X**

CONTROL NUMBER

______________________ __________

E-1

Important Notice Regarding the Internet Availability of Proxy Materials for the Extraordinary General Meeting and the Directors' Recommendation

The board of directors of VinFast ("Board") recommends a vote "FOR" proposals 1. Each Director shall, however, abstain from voting on any Board resolutions relating to the recommendation or approval of any transaction in which he or she has a direct or indirect material personal interest, in accordance with the Constitution of VinFast.

VINFAST AUTO LTD.

E-2

APPENDIX F – PROXY FORM

VINFAST AUTO LTD.

(Incorporated in the Republic of Singapore)

(Company Registration No: 201501874G)

PROXY FORM

IMPORTANT: PLEASE READ THE NOTES OVERLEAF WHICH CONTAIN INSTRUCTIONS ON, INTER ALIA, THE APPOINTMENT OF A PROXY(IES).

I/We*, _________________________________________________________________________________ (Name), NRIC/Passport Number/Company Registration Number*_______________________________________________ of _____________________________________________________________________________________(Address) being a member/members* of VINFAST AUTO LTD. (the “Company”), hereby appoint:

Name	NRIC/Passport No.	Proportion of Shareholdings
		No. of Shares	%
Address

and/or*

Name	NRIC/Passport No.	Proportion of Shareholdings
		No. of Shares	%
Address

or failing the person, or either or both of the persons, referred to above, the Chairperson of the Meeting as my/our proxy/proxies to vote for me/us on my/our behalf at the extraordinary general meeting (“EGM” or “Meeting”) of the Company to be convened and held by way of electronic means on May 27, 2026 at 9:00 p.m. (Singaporean Time) / 9:00 a.m. (Eastern Standard Time) and at any adjournment thereof. I/We direct my/our proxy/proxies* to vote for or against the Resolutions proposed at the Meeting as voted as indicated in the proxy card, which accompanied the notice of the 2026 EGM. If no specific direction as to voting is given, the proxy/proxies will vote or abstain from voting at his/her/their discretion, as he/she/they* will on any other matter arising at the Meeting and at any adjournment thereof.

No.	Resolutions relating to:	For**	Against**	Abstain**
ORDINARY RESOLUTION
1.	Approval of the proposed transfer of all of the Company’s shares in VinFast Trading and Production Joint Stock Company (a company incorporated in Vietnam), and the directors of the Company and each of them be and are hereby severally authorised to complete and to do all acts and things (including, without limitation, approving, modifying and executing all such documents as may be required) as he or she may consider necessary, desirable or expedient for the purposes of or in connection with and to give effect to this Ordinary Resolution.

*Delete where inapplicable

**If you wish to use all your votes “For”, “Against” or “Abstain”, please indicate with a “√” within the box provided. Otherwise, please indicate number of votes “For”, “Against” or “Abstain” for each resolution within the box provided. If you mark “√” in the “Abstain” box for a particular resolution, you are directing your proxy(ies) not to vote on that resolution.

Dated this              day of              2026

Total number of Shares in Register of Members	No. of Shares

Signature of Member(s)

or Common Seal of Corporate Member

F-1

Vinfast Auto Ltd.

Proxy Form

Notes:

1.	Please insert the total number of Shares held by you. If no number is inserted, the form of proxy shall be deemed to relate to all the Shares held by you.

2.	A member of the Company will not be able to physically attend the EGM. Such member who wishes to exercise his/her/its voting rights at the EGM may (whether the member is an individual or a corporate): (a) appoint a proxy(ies) (other than the Chairperson of the Meeting) to vote by poll on his/her/its behalf; or (b) appoint the Chairperson of the Meeting as his/her/its proxy to vote by poll on his/her/its behalf. A proxy need not be a member of the Company.

3.	A member who is not a relevant intermediary is entitled to appoint not more than two proxies to attend and vote at the EGM. Where such member’s instrument appointing a proxy(ies) appoints more than one proxy, the proportion of shareholding concerned to be represented by each proxy shall be specified in this Proxy Form.

4.	A proxy representing more than one member shall only count as one member for the purpose of determining the quorum of the EGM. Where a member is represented by more than one proxy, such proxies shall count as only one member for the purpose of determining the quorum of the EGM.

5.	A member who is a relevant intermediary is entitled to appoint more than two proxies to attend and vote at the EGM, but each proxy must be appointed to exercise the rights attached to a different share or shares held by such member. Where such member’s Proxy Form appoints more than two proxies, the number and class of shares in relation to which each proxy has been appointed shall be specified in the Proxy Form.

“Relevant intermediary” has the meaning ascribed to it in Section 181 of the Companies Act 1967 of Singapore.

6.	A registered member who wishes to appoint a proxy to vote on his/her/its behalf at the EGM must complete and sign this Proxy Form, before depositing a hard copy (whether in person or by post) at Proxy Services c/o Continental Trust Services, 1 State Street, New York, NY USA 10004 no later than 09:00 a.m., Eastern Standard Time, on May 24, 2026, being seventy-two hours before the time appointed for the EGM.

7.	If a member wishes to revoke this Proxy Form and voting instruction, such member must provide appropriate written notice to Proxy Services c/o Continental Trust Services, 1 State Street, New York, NY USA 10004, no less than 72 hours prior to the EGM. If any person’s Shares in the Company are held in “street name” through a broker, bank, nominee, or other institution, such person should contact the broker, bank, nominee, or other institution which holds their Shares in the Company to determine how to change or revoke their voting instructions.

8.	In the case of an individual member, this Proxy Form must be signed by the appointor or his/her attorney. Where this Proxy Form is signed or authorised on behalf of the appointor by an attorney, the letter or power of attorney or a duly certified copy thereof must (failing previous registration with the Company) be lodged with this Proxy Form, failing which this Proxy Form will be treated as invalid.

9.	Where this Proxy Form is executed by a corporation, this Proxy Form must be given under its common seal, executed as a deed in accordance with the Companies Act 1967 of Singapore or signed on its behalf by an attorney or a duly authorised officer of the corporation, or in some other manner approved by the Directors of the Company.

10.	The Directors of the Company may, for the purposes of paragraph 8 and 9 above, designate procedures for authenticating this Proxy Form, and any such Proxy Form not so authenticated by use of such procedures shall be deemed not to have been received by the Company. The Directors of the Company may in their absolute discretion (a) approve the method and manner for an instrument appointing a proxy to be authorised; and (b) designate the procedure for authenticating an instrument appointing a proxy.

11.	A corporation which is a member may authorise by resolution of its directors or other governing body such person as it thinks fit to act as its representative at the Meeting, in accordance with Section 179 of the Companies Act 1967 of Singapore.

PERSONAL DATA PRIVACY:

By submitting an instrument appointing a proxy(ies) and/or representative(s), the member accepts and agrees to the personal data privacy terms set out in the Notice of Extraordinary General Meeting dated May ____, 2026.

GENERAL:

The Company shall be entitled to reject this Proxy Form if it is incomplete, improperly completed or illegible, or where the true intentions of the appointor are not ascertainable from the instructions of the appointor specified in this Proxy Form (including any related attachment).

F-2

APPENDIX G – SHARE PURCHASE AGREEMENT

SHARE PURCHASE AGREEMENT

entered by and among

VINFAST AUTO LTD.

(as the “Seller”)

and

FUTURE INVESTMENT RESEARCH AND DEVELOPMENT

JOINT STOCK COMPANY

NGOC QUY INVESTMENT AND TRADING DEVELOPMENT

LIMITED LIABILITY COMPANY

MR. PHAM NHAT VUONG

(collective the “Buyers” and individually a “Buyer”)

Table of Contents

Article 1 DEFINITIONS		G-2
1.1	Defined Terms	G-2
1.2	Interpretation	G-8
Article 2 SALE AND PURCHASE OF SHARES		G-8
2.1	Sale and Purchase of Shares.	G-8
2.2	Purchase Price.	G-9
Transferred Shares		G-9
2.3	Closing.	G-9
2.4	Closing Deliverables.	G-9
2.5	Deposit.	G-10
2.6	Payment of Purchase Prices.	G-11
2.7	Defaulting Buyer	G-11
Article 3 SELLER’S REPRESENTATIONS AND WARRANTIES		G-13
3.1	Organization; Good Standing.	G-13
3.2	Capacity.	G-13
3.3	Insolvency.	G-13
3.4	Representative’s Authority.	G-13
3.5	Enforceability.	G-14
3.6	Title and Ownership.	G-14
3.7	Non-Contravention.	G-14
3.8	Proceedings.	G-14
3.9	Consents and Approvals.	G-14
3.10	Legal Proceedings.	G-14
3.11	No other Representations or Warranties.	G-14
Article 4 SELLER’S REPRESENTATIONS AND WARRANTIES WITH RESPECT TO THE GROUP COMPANY AND THE BUSINESS		G-15
4.1	Organization; Corporate Authority and Insolvency.	G-15
4.2	Title to Shares.	G-15
4.3	Group Companies	G-15
4.4	Spin-Off	G-15
4.5	Compliance with Laws.	G-15
4.6	Conduct of Business, Use of Facilities, and Absence of Certain Changes.	G-15
4.7	Taxes.	G-16
4.8	Material Contracts.	G-17
4.9	Litigation.	G-18

G-i

4.10	Operations and Assets.	G-18
4.11	Permits, Licenses, and Authorizations.	G-18
4.12	Financial Statements; Books and Records; Undisclosed Liabilities.	G-19
4.13	Indebtedness and guarantees.	G-19
4.14	Insurance.	G-19
4.15	Labor and Employment Matters.	G-19
4.16	Real Property.	G-20
4.17	Machinery, Equipment and Production Lines.	G-20
4.18	Environmental and Social Matters.	G-21
4.19	Material Suppliers.	G-21
4.20	Customs Matters.	G-21
4.21	Sanctions and Export Controls.	G-22
4.22	Compliance with Laws.	G-22
4.23	Compliance with Anti-Bribery, Anti-Corruption and Anti-Money Laundering Laws.	G-22
4.24	Intellectual Property.	G-22
4.25	Privacy and Security.	G-23
4.26	Antitrust.	G-23
4.27	Transactions with the Seller.	G-23
4.28	Full Disclosure.	G-23
Article 5 BUYERS’ REPRESENTATIONS AND WARRANTIES		G-24
5.1	Organization; Good Standing.	G-24
5.2	Capacity.	G-24
5.3	Insolvency.	G-24
5.4	Representative’s Authority.	G-24
5.5	Enforceability.	G-24
5.6	Non-Contravention.	G-24
5.7	Proceedings.	G-24
5.8	Consents and Approvals.	G-25
5.9	Legal Proceedings.	G-25
5.10	Funding; Financial Capability.	G-25
5.11	Source of Funds.	G-25
5.12	Due Diligence.	G-25
Article 6 COVENANTS		G-26
6.1	Conduct of Business Prior to Closing.	G-26
6.2	Spin-Off Plan	G-27
6.3	Renewal of Permits.	G-27

G-ii

6.4	Consents and Filings.	G-27
6.5	Renewal of Material Contracts.	G-28
6.6	Insurance Policies.	G-28
6.7	Assets	G-28
6.8	Access; Inspection and Confidentiality.	G-28
6.9	Further Assurances.	G-28
6.10	Cooperation and Information.	G-29
6.11	Public Announcements.	G-29
6.12	Non-Disparagement.	G-30
Article 7 CLOSING CONDITIONS		G-30
7.1	Closing Conditions to the Buyers’ Obligations.	G-30
7.2	Closing Conditions to the Seller’s Obligations.	G-31
Article 8 INDEMNIFICATION; LIMITATIONS OF LIABILITY		G-31
8.1	Seller’s Indemnification Obligations.	G-31
8.2	Buyers’ Indemnification Obligations.	G-31
8.3	Specific Indemnification Obligations of the Seller.	G-32
8.4	Direct Claims.	G-32
8.5	No other Remedies or Defenses.	G-32
8.6	Limitation of Seller’s Liability.	G-32
8.7	Limitation Period.	G-33
8.8	Limitations on Seller’s Liability.	G-33
8.9	Recovery from Third Parties.	G-33
8.10	Third-Party Claims.	G-34
8.11	Liability for Third-Party Claims.	G-34
Article 9 TERMINATION		G-35
9.1	Termination Rights.	G-35
9.2	Effect of Termination.	G-35
Article 10 MISCELLANEOUS		G-35
10.1	Entire Agreement; Merger.	G-35
10.2	Amendment; Waiver.	G-35
10.3	Binding Effect; Assignment.	G-36
10.4	Notices.	G-36
10.5	Severability.	G-37
10.6	Counterparts; Headings; Electronic Signatures.	G-37
10.7	Expenses.	G-37
10.8	Governing Law.	G-37
10.9	Arbitration.	G-37
Exhibit 1 - The Spin-Off Plan		G-42
Exhibit 2 - Pro Forma Stand Alone Balance Sheet as at 31 March 2026		G-43
Exhibit 3 - Vehicle Manufacturing and Supply Agreement Indicative Key Terms		G-44

G-iii

SHARE PURCHASE AGREEMENT

This Share Purchase Agreement (this “Agreement”) dated May 12, 2026 (the “Effective Date”), is entered by and among:

VINFAST AUTO LTD. (Company Registration No. 201501874G), a company organized and existing under the laws of Singapore and having its business address at 61 Robinson Road, #06-01, 61 Robinson, Singapore (068893) (“VFSG” or the “Seller”);

FUTURE INVESTMENT RESEARCH AND DEVELOPMENT JOINT STOCK COMPANY (Tax No. 0202310822), a company organized and existing under the laws of Vietnam and having its registered head office address at 20A Floor, Vincom Center Building, No. 72 Le Thanh Ton Street, Sai Gon Ward, Ho Chi Minh City, Vietnam (“Tuong Lai”);

NGOC QUY INVESTMENT AND TRADING DEVELOPMENT LIMITED LIABILITY COMPANY, (Tax No. 0901144624), a company organized and existing under the laws of Vietnam and having its registered head office address at DLNT-08, Dream City Ecological Urban Area Project, Nghia Tru Commune, Hung Yen Province, Vietnam (“Ngoc Quy”); and

MR. PHAM NHAT VUONG (ID No.                             issued by the Department of Administrative Police for Social Order on June 2, 2023), having address at                             (“Mr. PNV”, Tuong Lai, Ngoc Quy and Mr. PNV are collectively referred to as the “Buyers” and individually as each “Buyer”).

Each of the Buyers and the Seller is referred to herein individually as a “Party” and collectively as the “Parties”.

WHEREAS

I.	VinFast Trading and Production Joint Stock Company is a joint stock company incorporated under the laws of Vietnam with Tax No. 0107894416 and its registration office at Dinh Vu – Cat Hai Economic Zone, Cat Hai Island, Cat Hai Special Zone, Hai Phong City, Vietnam (“VFTP” or the “Company”).

II.	The Seller is the legal and beneficial owners of 941,469,440 ordinary shares of the Company (the “Existing Shares”) representing 99.90% of the voting capital of the Company.

III.	The Company, by itself or through its subsidiaries including but not limited to VinFast Commercial and Service Trading LLC, VinEG Green Energy Solutions JSC, and VinES Ha Tinh Energy Solution JSC, currently conducts multiple business lines, including the Business and the Spun-off Business (as defined below). The Company leases and operates manufacturing facilities, using its own equipment, in Hai Phong City and Ha Tinh Province (the “Facilities”) through which it conducts the Business and the Spun-Off Business.

IV.	Prior to Closing, the Seller shall procure that the Company completes the Spin-Off, pursuant to which the Spun-off Business shall be transferred to VFVN and the Company shall retain the Business, in each case in accordance with Exhibit 2. Following completion of the Spin-Off, the Seller shall continue to hold 887,716,529 ordinary shares of the Company, representing 99.90% of the voting rights of the Company.

V.	Subject to completion of the Spin-Off and satisfaction of the Conditions Precedent, the Seller has agreed to sell, and the Buyers have agreed to purchase, the Transferred Shares (as defined herein) pursuant to the terms and conditions of this Agreement.

NOW, THEREFORE, in consideration of the mutual promises, covenants, and agreements set forth herein, the Parties, each intending to be legally bound hereby, promise and agree as follows:

Article 1

DEFINITIONS

1.1 Defined Terms

In this Agreement, unless the context otherwise requires, the following words and expressions shall be defined as follows:

“Agreement” means this Share Purchase Agreement.

“Affiliate” means, with respect to any specified Person, any Person directly or indirectly Controlling, Controlled by, or under common Control with, such specified Person. For the purposes of this definition, “control” means the possession, directly or indirectly, of power to direct or cause the direction of management or policies (whether through ownership of securities or other ownership interests, by contract, or otherwise).

“Assets” of any Person means any assets or properties of every kind, nature, character and description (whether real, personal or mixed, whether tangible or intangible and wherever situated), including the goodwill related thereto, operated, owned or leased by, or otherwise in possession of (other than with respect to intangible assets not capable of being possessed) and used by, such Person.

“Asset Handover Certificate” has the meaning set forth in Section 2.4(a)(vi).

“Authorisation” means:

(a) an authorisation, consent, approval, resolution, licence, exemption, filing or registration; or

(b) in relation to anything which will be fully or partly prohibited or restricted by law if a governmental authority intervenes or acts in any way within a specified period after lodgement, filing, registration or notification, the expiry of that period without intervention or action.

“Available Shares” has the meaning set forth in Section 2.7(c)(iii).

“Basket Amount” has the meaning set forth in Section 8.6(a).

“Business” means the manufacturing, assembly and related operations of electric motor vehicles, electric motorcycles and related components conducted by the Group at the Facilities, including the assets, rights, employees, contracts, permits, records and operating liabilities retained by the Group pursuant to Exhibit 2, and excluding the Spun-off Business.

“Business Day” means a day (other than a Saturday, Sunday or a public holiday) on which banks are open for general business in Vietnam and Singapore.

“Buyers Closing Certificate” has the meaning set forth in Section 2.4(c).

“Buyer’s Conditions Precedent” has the meaning set forth in Section 7.1.

“Buyer Indemnified Parties” has the meaning set forth in Section 8.1.

“Capped Liability Amount” has the meaning set forth in Section 8.6(b).

“Cause for Indemnity” has the meaning set forth in Section 8.2.

“Company” has the meaning set forth in Whereas I.

“Company Representative” has the meaning set forth in Section 4.21.

“Claim” means any actual or threatened civil, criminal, administrative, regulatory, arbitral or investigative inquiry, action, suit, investigation or proceeding and any claim or demand resulting therefrom or any other claim or demand of whatever nature or kind and whether before a court, arbitrator or Governmental Authority.

“Closing” has the meaning set forth in Section 2.3.

“Closing Balance Sheet” has the meaning set forth in Section 2.4(a)(vii).

“Closing Date” has the meaning set forth in Section 2.3.

“Company” has the meaning set forth in Whereas I.

“Damages” means any direct and immediate damages and losses caused by or attributable to a breach of contract, misrepresentation, or other unlawful action. For the avoidance of doubt, the term “Damages” shall (i) apply to any Claim, including Third-Party Claims or Claims between the Parties hereto, and (ii) not include moral, reputational, punitive, exemplary, indirect, special, consequential, and/or contingent damages.

“Data Room” means the physical data room at Technopark Tower, Vinhomes Ocean Park, Gia Lam, Hanoi, Vietnam made available to the Buyers and their representatives from 9:00 a.m. (Hanoi time) of April 20, 2026 to 5:00 p.m. (Hanoi time) of April 29, 2026.

“Defaulting Buyer” has the meaning set forth in Section 2.5.

“Deposit” has the meaning set forth in Section 2.5.

“Direct Claims” has the meaning set forth in Section 8.4.

“Disclosed” means fairly disclosed in this Agreement (including the Schedules, Annexes and Exhibits) or the Data Room with sufficient detail to enable a reasonable buyer, experienced in transactions of the type contemplated by this Agreement, to identify the nature and scope of the relevant matter and reasonably assess its impact on each Group Company and its Business.

“Effective Date” has the meaning set forth in the preamble of this Agreement.

“Election Notice” has the meaning set forth in Section 2.7(d).

“Election Period” has the meaning set forth in Section 2.7(d).

“Encumbrances” means any mortgage, charge, pledge, lien, option, restriction, right of first refusal, right of pre-emption, claim, right, interest or preference granted to any third party, or any other encumbrance or security interest of any kind (or an agreement or commitment to create any of the same).

“Environmental and Social Law” means any applicable law or regulation in Vietnam concerning:

(a) occupational health and safety;

(b) community welfare, or land or property rights;

(c) the pollution or protection of the environment; or

(d) any emission or substance which is capable of causing harm to any living organism or the environment.

“Equipment” has the meaning set forth in Section 4.17.

“Existing Shares” has the meaning set forth in Whereas II;

“Facilities” has the meaning set forth in Whereas III.

“Financial Indebtedness” means the aggregate amount of outstanding loans and other financing indebtedness the purpose of which is to raise money, owed by any of the Group Companies to any third party (not being another Group Company), together with any accrued interest thereon

“Governmental Authority” means any national, supranational, federal, state, provincial, municipal, local or foreign government, any court, tribunal, administrative agency, commission or other governmental, regulatory or administrative authority, body or instrumentality, or any subdivision thereof, or any quasi-governmental body exercising executive, legislative, judicial, regulatory, taxing or administrative functions of or pertaining to government.

“Group” means the Company and each of its Remaining Subsidiaries;

“Group Company” means any member of the Group;

“Intellectual Property” means patents, designs, copyright, database rights, trademarks and trading names, and other rights of the same or similar effect as any of the foregoing anywhere in the world, in each case whether registered or not, including pending applications for registration of such rights;

“Intellectual Property Rights” means all material Intellectual Property used by any Group Company in the operation of their respective businesses;

“Judgment” shall mean, with respect to any Person, any judgment, order, award or decree of any Governmental Authority or arbitration tribunal applicable to such Person or any of its Subsidiaries or any of their respective properties or assets.

“Leased Real Property” has the meaning set forth in Section 4.16(b).

“Legal Proceeding” means any action, application, demand, audit, claim, charge, examination, hearing, petition, suit, arbitration, investigation, mediation or other proceeding (public or private), in each case, commenced, brought, conducted or heard by or before any Governmental Authority or arbitrator, whether civil, criminal, administrative or otherwise, in law or in equity.

“Liability” means any liability, obligation, or commitment of any kind or nature, due or to become due, determined or determinable.

“Law” means, as applicable, any statute, law, ordinance, regulation, rule, code, order, constitution, treaty, common law, judgment, decree, standard, other requirement or statute applicable to a Person or its assets, liabilities, or business, that is promulgated, interpreted, or enforced by any Governmental Authority.

“Long-Stop Date” means the date falling forty-five (45) days after the Effective Date, as such date may be extended in accordance with Section 2.7(j).

“Losses” means all suits, actions, proceedings, complaints, liabilities, fines, penalties, deficiencies, Claims, losses, liabilities (whether accrued or actual), costs, fees, expenses (including interest, court costs, reasonable costs, fees and expenses of legal counsel on a full indemnity basis, without reduction for tariff rates or similar reductions, and other experts and professionals), but excluding consequential, punitive, exemplary, aggravated, indirect and special damages and damages based on loss of profits, revenue or similar measures and any contingent liability until it becomes actual.

“Material Adverse Change” means any event, circumstance, change, effect or development, whether occurring individually or in the aggregate, which:

(a) has or is reasonably likely to have a material adverse effect on the business, operations, financial condition or affecting the Business as conducted by the Company after completion of the Spin-Off; or

(b) the revocation, suspension or material restriction of any material licence, approval or permit necessary for the motor vehicle manufacturing business,

provided that, a Material Adverse Change shall not include events arising solely from:

(i) general changes in economic, political, regulatory or market conditions in Vietnam or globally or changes affecting the industry in which the Company operates generally, unless such changes disproportionately and materially affect the Company compared to other companies in the same industry; or

(ii) acts of God, epidemics, pandemics, war, terrorism, natural disasters or similar force majeure events, except where the Company is materially and disproportionately affected.

“Material Contract” has the meaning set forth in Section 4.8.

“Material Supplier” means each supplier to whom a Group Company has paid consideration for goods or services rendered in an amount greater than or equal to US$10,000,000 in the latest fiscal year.

“Manufacturing Agreement” means the manufacturing and supply agreement to be entered into between the Company and VFVN on or prior to Closing, and which shall have all the key terms specified under Exhibit 3 of this Agreement.

“Non-Defaulting Buyer” has the meaning set forth in Section 2.7.

“Objection Notice” has the meaning set forth in Section 8.4.

“Offer Notice” has the meaning set forth in Section 2.7.

“Order” means any order, award, decision, injunction, judgment, ruling, decree, writ, subpoena or verdict entered, issued, made or rendered by any competent Governmental Authority or arbitrator.

“Ordinary Course of Business” means, with respect to any Group Company, any action taken by such Group Company that is consistent in nature, scope, timing, and magnitude with its past or current practices during the 24-month period prior to the Effective Date as part of the normal, day-to day operations of the Business.

“Owned Real Property” has the meaning set forth in Section 4.16.

“Permits” has the meaning set forth in Section 4.11.

“Person” means a corporation, association, limited liability company, partnership, organization, trust, unincorporated organization, company or other entity, business, individual, government or political subdivision thereof or governmental authority.

“Post Spin-Off VFTP Ordinary Shares” means the ordinary shares in the Company as constituted following completion of the Spin-Off.

“Pro Forma Balance Sheet” means the pro forma stand alone balance sheet of the Company which are prepared in conformity with VAS as of 31 March 2026 provided under Exhibit 2 of this Agreement.

“Pro-Rata Proportion” has the meaning set forth in Section 2.7.

“Qualified Claim” has the meaning set forth in Section 8.6(a).

“Real Property” has the meaning set forth in Section 4.16.

“Reallocation Amendment” has the meaning set forth in Section 2.7.

“Related Party” means in relation to a Person, any Person (i) that is a direct or indirect Affiliate of the first mentioned Person; (ii) that serves as a director, officer, partner, executor or trustee or trustor or beneficiary of the first mentioned Person; (iii) in which the first mentioned Person, directly or indirectly, holds an interest; or (iv) that, directly or indirectly, holds interest in the first mentioned Person.

“Remaining Assets” has the meaning set forth in Section 4.10(a).

“Remaining Subsidiary” means VinEG Green Energy Solutions JSC or VinES Ha Tinh Energy Solution JSC.

“Representative” means, with respect to any Person, its shareholders, partners, directors, officers, employees, attorneys-in-fact, agents, consultants, advisors, counsel, accountants, or any other representatives of such Person.

“Retiring Directors” has the meaning set forth in Section 2.4(a).

“Sanctioned Person” means any Person that is the subject or target of Sanctions, including: (i) listed on, or directly or indirectly owned or controlled by or 50% or more owned in the aggregate by, a person listed on, or acting on behalf of one or more persons or entities that are the subject or target of any sanctions administered or enforced by the Sanctions Authorities or a person listed on, any Sanctions List (as defined below); (ii) located in, incorporated under the laws of, or owned (directly or indirectly) or controlled by, resident in a country or territory that is, or acting on behalf of, a person located in or organized under the laws of a Sanctioned Country (as defined below); or (iii) otherwise a target of Sanctions.

“Sanctions List” means the “Specially Designated Nationals and Blocked Persons List” , the “Foreign Sanctions Evaders List” and the “Sectoral Sanctions Identifications List” maintained by OFAC, the United Nations Security Council 1267/1989/2253 Committee’s Sanction List, the “Consolidated List of Financial Sanctions Targets” and the “Investment Ban List” maintained by HMT, the EU consolidated list of persons, groups and entities subject to “EU Financial Sanctions”, the list of sanctions and embargos maintained by the State Secretariat for Economic Affairs of Switzerland (the “Sanctions Authority”) or any other Sanctions list maintained by any of the Sanctions Authorities.

“Sanctioned Country” means a country, region or territory that is, or whose government is, the subject or the target of comprehensive country-wide or territory-wide Sanctions (which, as of the date of this Agreement, are Crimea, the so-called Donetsk People’s Republic and so-called Luhansk People’s Republic and the Zaporizhzhia and Kherson regions of Ukraine, Cuba, Iran and North Korea), or any other relevant sanctions authority.

“Sanctions” means (i) economic or financial sanctions laws, regulations, trade embargoes or restrictive measures administered, imposed, enacted or enforced by: (a) the United States government; (b) the United Nations Security Council; (c) Switzerland, (d) the European Union or its Member States; (e) the United Kingdom; (f) the respective governmental institutions and agencies of any of the foregoing, including, without limitation, Office of Foreign Assets Control of the U.S. Department of the Treasury (“OFAC”), the United States Department of State, the United States Department of Treasury, the Bureau of Industry and Security of the U.S. Department of Commerce (including, without limitation, the designation as a “specially designated national or blocked person” thereunder), the State Secretariat for Economic Affairs and His Majesty’s Treasury (the “HMT”) or (g) other relevant sanctions authorities.

“Seller Closing Certificate” has the meaning set forth in Section 2.4(c).

“Seller’s Conditions Precedent” has the meaning set forth in Section 7.2.

“Seller Indemnified Party” has the meaning set forth in Section 8.2.

“Seller’s Fundamental Representations” means the Seller’ representations and warranties provided for in Section 3.1, Section 3.6; Section 4.1, Section 4.2, Section 4.5, Section 4.7, Section 4.11 and Section 4.20 of this Agreement.

“Shortfall Amount” has the meaning set forth in Section 2.7.

“Subsidiary” means, with respect to any Person, any corporation or other organization (i) of which more than 50% (fifty percent) of either the voting equity interest in such corporation or other organization is, directly or indirectly, beneficially owned, or (ii) the voting control of or power to direct the management decisions or policies in such corporation or other organization is, directly or indirectly, held by such Person through contract or otherwise.

“Surviving Suppliers” means each Material Supplier whose contractual relationships with the Company will be retained following the Closing.

“Spin-Off” has the meaning set forth in Whereas IV and with further details as set forth in Exhibit 1.

“Spun-off Business” means all business, assets, rights, liabilities and operations of the Company that are to be transferred to VFVN pursuant to the Spin-Off as described in Exhibit 2.

“Sum Recovered” has the meaning set forth in Section 8.9(d).

“Tax” means all forms of tax whether of Vietnam or elsewhere whenever imposed (including without limitation, income tax, corporation tax, property tax, sales tax, withholding tax, profits tax, real property gains tax, capital gains tax, capital transfer tax, stamp duty, value added tax, service tax, custom or other import or export duties, repatriation levy) and all statutory, governmental, state, provincial, local governmental or municipal impositions, duties, rates, levies and all penalties, charges, costs and interest relating thereto.

“Terminated Supplier” means each Material Supplier whose contractual relationships with the Company will be terminated following the Closing.

“Third-Party Claim” has the meaning set forth in Section 8.10.

“Transaction” means the transaction for the sale and purchase of the Transferred Shares as contemplated in this Agreement.

“Transferred Shares” has the meaning set forth in Section 2.1.

“Purchase Prices” has the meaning set forth in Section 2.2.

“VAS” means Vietnamese Accounting Standards.

“VFSG – Ngoc Quy Transferred Shares” has the meaning set forth in Section 2.1.

“VFSG – Ngoc Quy Purchase Price” has the meaning set forth in Section 2.2.

“VFSG – PNV Transferred Shares” has the meaning set forth in Section 2.1.

“VFSG – PNV Purchase Price” has the meaning set forth in Section 2.2.

“VFSG – Tuong Lai Transferred Shares” has the meaning set forth in Section 2.1.

“VFSG – Tuong Lai Purchase Price” has the meaning set forth in Section 2.2.

“VFVN” has the meaning set forth in Whereas IV.

“Vietnam” means the Socialist Republic of Vietnam.

“VinEG Green Energy Solutions JSC” means VinEG Green Energy Solutions Joint Stock Company, a joint stock company incorporated under the laws of Vietnam with Tax No. 0202243132 and its registration office at Dinh Vu – Cat Hai Economic Zone, Cat Hai Island, Cat Hai Special Zone, Hai Phong City, Vietnam.

“VinES Ha Tinh Energy Solution JSC” means VinES Ha Tinh Energy Solution Joint Stock Company, a joint stock company incorporated under the laws of Vietnam with Tax No. 3002233421 and its registration office at Vung Ang Economic Zone, Vung Ang Ward, Ha Tinh Province, Vietnam.

“VinFast Commercial and Service Trading LLC” means VinFast Commercial and Services Trading Limited Liability Company, a limited liability company incorporated under the laws of Vietnam with Tax No. 0108926276 and its registration office at No. 7, Bang Lang 1 Street, Vinhomes Riverside Urban Area, Phuc Loi Ward, Hanoi City, Vietnam.

“Vingroup” means Vingroup Joint Stock Company, a joint stock company incorporated under the laws of Vietnam with Tax No. 0101245486 and its registration office at No. 7, Bang Lang 1 Street, Vinhomes Riverside Urban Area, Phuc Loi Ward, Hanoi City, Vietnam.

1.2 Interpretation

(a) The words “hereof”, “herein” and “hereunder” and words of like import used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement.

(b) The captions herein are included for convenience of reference only and shall be ignored in construction or interpretation hereof.

(c) References to Articles, Sections, Exhibits, Annexes and Schedules are to Articles, Sections, Exhibits, Annexes and Schedules of this Agreement unless otherwise specified. All Schedules attached hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth in full herein.

(d) Any capitalized terms used in any Schedule but not otherwise defined therein, shall have the meaning as defined in this Agreement.

(e) Any singular term in this Agreement shall be deemed to include the plural, and any plural term the singular.

(f) Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation,” whether or not they are in fact followed by those words or words of like import. The word “or” will not be exclusive. “Writing”, “written” and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form.

(g) References to any agreement or contract are to that agreement or contract as amended, modified or supplemented from time to time in accordance with the terms hereof and thereof.

(h) References to any person include the successors and permitted assigns of that person.

(i) References from or through any date mean, unless otherwise specified, from and including or through and including, respectively. Any reference to “days” means calendar days unless Business Days are expressly specified. If any action under this Agreement is required to be done or taken on a day that is not a Business Day, then such action shall not be required to be done or taken on such day but on the first succeeding Business Day thereafter.

Article 2

SALE AND PURCHASE OF SHARES

2.1 Sale and Purchase of Shares.

Subject to the terms and conditions hereof, the Seller agrees to transfer to the Buyers, and the Buyers agree to acquire from the Seller all Post Spin-Off VFTP Ordinary Shares held by the Seller (the “Transferred Shares”) free from any Encumbrances and with all rights attached thereto (including, without limitation, the title, the voting rights and the right to receive dividends). In particular, the Transferred Shares to be transferred between the Seller and each Buyer are set out below:

(a) VFSG shall transfer to Tuong Lai, and Tuong Lai shall acquire from VFSG, 435,416,516 Post Spin-Off VFTP Ordinary Shares, representing 49.0% of the voting rights of the Company after the Spin-Off, legally and beneficially owned by VFSG (the “VFSG – Tuong Lai Transferred Shares”);

(b) VFSG shall transfer to Ngoc Quy, and Ngoc Quy shall acquire from VFSG, 413,201,388 Post Spin-Off VFTP Ordinary Shares, representing 46.5% of the voting rights of the Company after the Spin-Off, legally and beneficially owned by VFSG (the “VFSG – Ngoc Quy Transferred Shares”); and

(c) VFSG shall transfer to Mr. PNV, and Mr. PNV shall acquire from VFSG, 39,098,625 Post Spin-Off VFTP Ordinary Shares, representing 4.4% of the voting rights of the Company after the Spin-Off, legally and beneficially owned by VFSG (the “VFSG – PNV Transferred Shares”).

2.2 Purchase Price.

(a) The Parties agree that the purchase prices for the Transferred Shares shall be as follows:

Transferred Shares	Purchase Prices
VFSG – Tuong Lai Transferred Shares	VND6,528,221,000,000 (the “VFSG – Tuong Lai Purchase Price”)
VFSG – Ngoc Quy Transferred Shares	VND6,195,148,000,000 (the “VFSG – Ngoc Quy Purchase Price”)
VFSG – PNV Transferred Shares	VND586,208,000,000 (the “VFSG – PNV Purchase Price”)
TOTAL	VND13,309,577,000,000

The VFSG – Tuong Lai Purchase Price, VFSG – Ngoc Quy Purchase Price and VFSG – PNV Purchase Price are collectively referred to as “Purchase Prices” and individually referred to as “Purchase Price”.

(b) Each Buyer shall be severally liable only for its respective portion of the Purchase Price, and the Seller shall have no obligation to look to any Buyer for payment of the portion payable by the other Buyer.

(c) Each Party shall bear all Taxes and fees that may arise in connection with the execution and performance of this Agreement that are imposed on such Party in accordance with applicable Laws.

2.3 Closing.

The closing of the transactions contemplated by this Agreement (the “Closing”) shall take place at the business address of the Seller, at 10:00 a.m. local time on the fifth (5th) Business Day following the satisfaction or waiver of all conditions precedent set forth in Article 7, or at such other date, time, and place to be agreed between the Parties (the “Closing Date”).

2.4 Closing Deliverables.

(a) Seller’s Closing Deliverables. On or before the Closing Date, the Seller shall deliver, or cause its Affiliates or any other Person to deliver, to the Buyers (or any Person designated by the Buyers):

(i) The Company’s share certificates and a certified copy of the Company’s shareholders register representing ownership of each of the Buyers over the relevant Transferred Shares;

(ii) A copy of the shareholders’ meeting minutes of the Seller by which the Transaction is approved;

(iii) Letters of resignation from each member of the board of directors and any officer of the Company previously designated in writing by the Buyers to resign as of the Closing Date (the “Retiring Directors”), each including an express release of any claim or action against the Company or the Seller arising from their service, other than the officer’s accrued and unpaid salary and benefits and other payments due by the Company upon such officers’ resignation to employment;

(iv) A copy of the shareholders’ meeting minutes of the Company or unanimous written resolutions by which the Spin-Off is approved;

(v) (1) a copy of the corporate documents evidencing that the Seller has all required authorizations for the delivery and execution of this Agreement, or (2) a certificate executed by a duly authorized officer of the Seller certifying, as to the attached true and complete copy of the resolutions duly and validly adopted by the board of directors and/or shareholders, as applicable, of the Seller evidencing its authorization for the execution, delivery and consummation of this Agreement pursuant to its organizational documents;

(vi) an asset checklist and handover certificate (the “Asset Handover Certificate”), duly executed by the Seller and the Company, certifying that: (i) all material tangible assets including land use rights, buildings, infrastructure, tooling (both in-house and at suppliers), production lines, machinery, equipment, means of transport, spare parts, utilities systems, IT/OT infrastructure, ancillary systems and testing assets located at the Facilities as of the Effective Date remain physically present at the Facilities as of Closing (other than assets forming part of the Spun-off Business as set out in Exhibit 2); (ii) such assets are in substantially the same operating condition as of the Effective Date, ordinary wear and tear excepted; (iii) no material assets value, or economic benefits have been transferred, extracted, or otherwise removed from the Company other than pursuant to the Spin-Off or in the Ordinary Course of Business; and (iv) the checklist attached thereto sets forth a complete and itemized list of all material tangible assets located within the Facilities; and

(vii) The pro forma balance sheet of the Company after the Spin-Off which are prepared in conformity with VAS as of 31 May 2026 (the “Closing Balance Sheet”).

(b) Buyers’ Closing Deliverables. On or before the Closing Date, the Buyers shall deliver, or cause their Affiliates or any other Person to deliver, to the Seller (or any Person designated by the Seller):

(i) Payment of the Purchase Prices in accordance with Section 2.6; and

(ii) Other than in relation to Buyers who are natural persons, (1) a copy of the corporate documents evidencing that the Buyers have all required authorizations for the delivery and execution of this Agreement, or (2) certificates executed by a duly authorized officers of the Buyers certifying, as to the attached true and complete copy of the resolutions duly and validly adopted by the board of directors and/or shareholders, as applicable, of the Buyers evidencing its authorization for the execution, delivery and consummation of this Agreement pursuant to its organizational documents.

(c) Buyers’ and Seller’s Closing Deliverables. The Seller and the Buyers shall deliver to each other a certificate duly executed by an authorized officer of each of the Seller and the Buyers, respectively, dated as of the Closing Date, certifying (i) with respect to the Seller, that the representations and warranties contained in Article 3 and Article 4 of this Agreement are true and correct in all material respects on and as of the Closing Date (except to the extent that such representation and warranty speaks only as of a particular date, in which case such representation and warranty shall be true and correct in all material respects as of such earlier date) and the conditions set forth in Section 7.1 have been satisfied, in form and substance reasonably acceptable to the Buyers (“Seller Closing Certificate”); and (ii) with respect to the Buyers that the representations and warranties contained in Article 5 of this Agreement are true and correct in all material respects on and as of the Closing Date (except to the extent that such representation and warranty speaks only as of a particular date, in which case such representation and warranty shall be true and correct in all material respects as of such earlier date) and the conditions set forth in Section 7.2 have been satisfied, in form and substance reasonably acceptable to the Seller (“Buyers Closing Certificate”). Notwithstanding the foregoing, any amendment, modification, or update to the representations and warranties set forth in this Agreement such that the representation or warranty as set forth in any Closing Certificate would differ from the original representation or warranty contained in this Agreement shall require the prior written consent of both the Seller and the Buyers, and any such amendment, modification, or update shall be in form and substance substantially acceptable to the other Party.

(d) Simultaneous Effect. All documents and payments described above shall be held to the order of the Person delivering such document or making such payment and shall only be released and effective simultaneously upon the Closing, and none of them shall be released and effective until all such documents and payments have been duly delivered, made, and received by the respective Parties, subject to the written confirmation of the relevant Party receiving such documents and/or payments.

2.5 Deposit.

(a) Within three (03) Business Days from the Effective Date, each Buyer shall pay a deposit in an amount of ten percent (10%) of its corresponding Purchase Price to a bank account designated by the Seller (each a “Deposit”, and collectively, the “Deposits”).

(b) Upon Closing, each Deposit shall be credited against the Purchase Price payable by the relevant Buyer.

(c) If this Agreement is terminated due to failure to satisfy any Buyer’s Conditions Precedent by the Long-Stop Date other than due to the Buyers’ breach, the Seller shall, within five (05) Business Days from the termination date, refund to each Buyer the Deposit paid by such Buyer in full together with interest thereon calculated on a daily basis at a rate equal to 150% the applicable Vietnamese Dong deposit interest rate published by Joint Stock Commercial Bank for Foreign Trade of Vietnam (Vietcombank) for a deposit with a term most closely corresponding to the relevant period, for a period from (and including) the date such Deposit was made to (but excluding) the date of the refund.

(d) If all Buyer’s Conditions Precedent have been satisfied and Closing does not occur due to a breach or failure to complete by any Buyer (a “Defaulting Buyer”):

(i) the Deposit paid by such Defaulting Buyer shall be forfeited to the Seller and shall become the sole and absolute property of the Seller;

(ii) such Defaulting Buyer shall be deemed to have withdrawn from the Transaction and shall have no further rights or obligations in respect of the acquisition of its allocated Transferred Shares, except for any liabilities arising from its breach;

(iii) the Seller shall be entitled to exercise its rights under Section 2.7, including delaying Closing and offering the Available Shares to the Non-Defaulting Buyers;

(iv) if the Available Shares are reallocated to one or more Non-Defaulting Buyers in accordance with Section 2.7, the Seller shall be entitled to retain the Defaulting Buyer’s Deposit in addition to receiving the Purchase Price for such reallocated Transferred Shares, and the Seller shall be entitled to recover any additional damages to the extent permitted under applicable Law; and

(v) if the Available Shares are not fully reallocated to the Non-Defaulting Buyers, the Seller shall be entitled to retain the Defaulting Buyer’s Deposit as liquidated damages for such failure to complete, without prejudice to any other rights available at Law.

(e) For the avoidance of doubt, no Non-Defaulting Buyer shall be liable for the obligations of any Defaulting Buyer, and each Buyer’s liability shall remain several and limited to its own Purchase Price and obligations under this Agreement.

2.6 Payment of Purchase Prices.

(a) On the Closing Date, each Buyer shall pay to the Seller an amount equal to the Purchase Price minus the Deposit paid by such Buyer to a bank account designed by the Seller.

(b) The Seller’s obligation to proceed with Closing is conditioned upon one hundred percent (100%) of the Transferred Shares being purchased and paid for in full on the Closing Date, whether by the original Buyers in accordance with their respective Purchase Prices, or by any Non-Defaulting Buyer(s) electing to purchase Available Shares pursuant to Section 2.7 (the “Full Subscription Condition”).

(c) If, on the Closing Date, the aggregate amount received by the Seller in cleared funds is less than the full Purchase Price in respect of one hundred percent (100%) of the Transferred Shares, and such shortfall is not remedied pursuant to Section 2.7 such that the Full Subscription Condition is satisfied, the Seller shall not be obligated to proceed with Closing and may exercise its rights under Section 2.7 and Article 9 accordingly.

2.7 Defaulting Buyer

(a) A Buyer shall be deemed to be a Defaulting Buyer if such Buyer:

(i) refuses to purchase its allocated Transferred Shares when all Buyer’s Conditions Precedent have been satisfied;

(ii) fails to pay its relevant Purchase Price in cleared funds to the Seller’s designated bank account on or prior to the Closing Date; or

(iii) pays only a portion of its relevant Purchase Price on or prior to the Closing Date,

in each case, other than as a result of a breach by the Seller of its obligations under this Agreement.

(b) Upon a Buyer becoming a Defaulting Buyer, the Seller may immediately delay Closing to exercise its rights pursuant to this Section 2.7 and shall promptly (and in any event within two (2) Business Days of the relevant Closing Date) deliver written notice (the “Offer Notice”) to each of the remaining Buyers that are not in default (each, a “Non-Defaulting Buyer”) specifying:

(i) The identity of the Defaulting Buyer;

(ii) The amount of the Purchase Price not paid by the Defaulting Buyer (the “Shortfall Amount”); and

(iii) The number of Transferred Shares allocated to the Defaulting Buyer that are available for reallocation (the “Available Shares”).

(c) Each Non-Defaulting Buyer shall have the right (but not the obligation), exercisable within fifteen (15) Business Days of receipt of the Offer Notice (the “Election Period”), to elect to purchase all of the Available Shares at the same price per share as applicable to the Transferred Shares, by delivering written notice to the Seller (an “Election Notice”).

(d) If more than one Non-Defaulting Buyer delivers an Election Notice, the Available Shares shall be allocated among such electing Non-Defaulting Buyers pro rata in proportion to their respective Purchase Prices as a percentage of the aggregate Purchase Prices of all electing Non-Defaulting Buyers (the “Pro-Rata Proportion”), unless otherwise agreed in writing amongst the Non-Defaulting Buyers and the Seller.

(e) For the avoidance of doubt, Each Non-Defaulting Buyer’s liability shall remain several (and not joint) with respect to any additional shares it elects to acquire pursuant to this Section 2.7.

(f) The reallocation of Available Shares pursuant to this Section 2.7 shall only be effective if, upon expiry of the Election Period, Election Notices have been delivered by one or more Non-Defaulting Buyers in respect of one hundred percent (100%) of the Available Shares in aggregate. For the avoidance of doubt, if Election Notices delivered by the Non-Defaulting Buyers collectively cover less than one hundred percent (100%) of the Available Shares upon expiry of the Election Period, the Full Subscription Condition shall be deemed not satisfied and the provisions of Section 2.7(g) shall apply.

(g) If the Full Subscription Condition is not satisfied upon expiry of the Election Period, the Seller shall, within five (5) Business Days following such expiry, be entitled (at its sole and absolute discretion) to elect, by written notice to all Parties, to:

(i) terminate this Agreement in its entirety, in which case:

a)	the Seller shall retain the Deposit(s) of the Defaulting Buyer;

b)	the Deposits of the Non-Defaulting Buyers shall be refunded in full within five (5) Business Days of such termination notice, without interest or deduction; and

c)	save for obligations expressed to survive termination, no Party shall have any further obligation to any other Party; or

(ii) waive the Full Subscription Condition (at the Seller’s absolute discretion) and proceed with Closing solely in respect of the Transferred Shares for which full payment has been received or irrevocably committed by the Non-Defaulting Buyers, in which case the Parties shall promptly execute such Reallocation Amendment(s) as may be required.

If the Seller does not deliver written notice of its election under this Section 2.7(g) within five (5) Business Days following the expiry of the Election Period, the Seller shall be deemed to have elected option (i) above (termination in full) and the consequences set out in Section 2.7(g)(i) shall apply automatically without further notice.

(h) Upon expiry of the Election Period, where the Full Subscription Condition has been satisfied, the Seller and the electing Non-Defaulting Buyers shall, within three (3) Business Days, execute such amendments to this Agreement (each, a “Reallocation Amendment”) as may be necessary to reflect the reallocation of the Available Shares and the corresponding adjustment to each Non-Defaulting Buyer’s Allocated Purchase Price.

(i) Upon the delivery of the Offer Notice:

(i) the Long-Stop Date shall be automatically extended by a period equal to the Election Period plus fifteen (15) Business Days; and

(ii) the obligations of the Defaulting Buyer in respect of Closing shall cease, except for any liabilities arising from its breach.

(j) During such extended period:

(i) All conditions precedent to Closing set out in Article 7 and deliverables set out in Section 2.4 shall continue to apply mutatis mutandis to the Non-Defaulting Buyers and the Available Shares;

(ii) References to “Buyers” shall be deemed to refer to only the Non-Defaulting Buyers, and references to “the Transferred Shares” shall be deemed to include the Available Shares; and

(iii) the Seller’s rights under Section 2.5 and this Section 2.7 are without prejudice to any other remedies available at Law.

(k) For the avoidance of doubt, the satisfaction or waiver of any condition precedent prior to a Buyer becoming a Defaulting Buyer shall not need to be required to be satisfied or waived again solely as a result of the reallocation under this Section 2.7, provided that such conditions remain valid and have not lapsed.

Article 3

SELLER’S REPRESENTATIONS AND WARRANTIES

The Seller hereby represents and warrants to the Buyers that:

3.1 Organization; Good Standing.

The Seller is duly organized, validly existing, and in good standing under the laws of the jurisdiction of its incorporation. The Seller has all requisite power and authority to own, lease and operate its properties and to carry on its business as now being conducted and to perform all of its obligations.

3.2 Capacity.

The Seller has the legal capacity to execute and deliver this Agreement and to fulfill its obligations hereunder. The execution, delivery and performance of this Agreement and the consummation by the Seller of the transactions contemplated by this Agreement have been duly and validly authorized by all necessary action on the part of the Seller.

3.3 Insolvency.

The Seller is not insolvent nor has it been declared insolvent, and no action or request is, so far as it is aware, pending or threatened to declare it insolvent, wind it up or to make it subject to any proceeding contemplated by any applicable insolvency law.

3.4 Representative’s Authority.

The representative of the Seller has the necessary power and authority to execute this Agreement on its behalf, and such powers and authorities have not been modified, limited or revoked in any manner.

3.5 Enforceability.

This Agreement has been duly executed and delivered by the Seller and constitutes the legal, valid, and binding agreement of the Seller, enforceable against the Seller in accordance with its terms.

3.6 Title and Ownership.

The Seller is the sole legal and beneficial owner of the Existing Shares as at the Effective Date and shall be the sole legal and beneficial owner of the Transferred Shares immediately after the Spin-Off and as at the Closing Date free and clear of Encumbrances, and has full right, power, and authority to sell, assign, transfer, and deliver such Transferred Shares to the Buyers in the terms and conditions of this Agreement. Upon the Closing, the Buyers will acquire all record and beneficial, good and valid title to the Shares, free and clear of any Encumbrances (including with respect to use, voting, transfer or exercise of any attribute of ownership) and qualify as fully subscribed and paid Transferred Shares under applicable Law. The Seller has the sole right to vote and dispose of the Transferred Shares, and none of such Transferred Shares is subject to any voting trust or other agreement, arrangement or restriction with respect to the voting of such Transferred Shares. Once the Transferred Shares are delivered to the Buyers and any third parties appointed by it, duly endorsed in property in favor of the Buyers and any such third party and the sale of such Transferred Shares is registered in the shareholders’ register of the Company, title to the Transferred Shares will have been validly transferred by the Seller to the Buyer and such third party appointee, free and clear of any Encumbrances.

3.7 Non-Contravention.

The execution, delivery, and performance of this Agreement by the Seller, and the consummation of the transactions contemplated hereby or thereby and the fulfillment of and compliance with the terms and conditions hereof by the Seller, as applicable, do not and will not: (i) violate the Seller’s organizational documents; (ii) violate any contractual provision, Judgment, applicable Law, Permits in any material respect; or (iii) constitute a material breach of, or default under, give to others any right of termination, amendment, acceleration or cancellation of, result in triggering any payment or other obligations pursuant to, any contract, confidentiality agreement, non-compete agreement, exclusive dealings or similar agreement or other instrument or obligation to which any of the Seller is a party or by which any of the Seller’s properties or assets are bound or affected, that would prohibit the compliance with this Agreement.

3.8 Proceedings.

There are no and within the last five years there have not been any actions, suits, investigations, or proceedings pending, threatened in writing or to the Seller’s knowledge, threatened, against the Seller or any of its Assets, by which such Seller or any of its Assets or properties is bound, in each case, that would, individually or in the aggregate would reasonably be expected to impair, delay, or prevent the Seller’s ability to consummate the transactions contemplated by this Agreement or have a Material Adverse Effect.

3.9 Consents and Approvals.

Except for approval of the shareholders of the Seller, no authorization, consent, approval, notification or order of, or declaration, filing or registration with any Governmental Authority or other Person is required to be made or obtained by the Seller in connection with the execution, delivery, and performance of this Agreement, except for such authorizations, consents, approvals, or filings the absence of which would not reasonably be expected to materially affect the Seller’s ability to perform its obligations under this Agreement or the consummation of the transactions contemplated hereby.

3.10 Legal Proceedings.

There are (i) no outstanding Judgments against any of the Seller or any of its Affiliates; (ii) no suits, actions, Claims, arbitration, notified proceedings or investigations (including with respect to Taxes) that are pending and, no such suits, actions, Claims, arbitration, notified proceedings or investigations are threatened; (iii) no investigations by any Governmental Authority which are pending or, threatened against any of the Seller or any of its Affiliates, which in the case of each of clauses (i), (ii) and (iii) above, that challenge or may have the effect of preventing, delaying, making illegal or otherwise interfering or affecting the existence, validity or enforceability of this Agreement, any of the transactions contemplated hereby or thereby or the performance by any of the Seller of any of its respective obligations under this Agreement.

3.11 No other Representations or Warranties.

Except for the representations and warranties expressly contained in this Article 3, the Seller or any other Person on their behalf do not and have not made any representation or warranty, express or implied, with respect to the Company and/or the Business.

Article 4

SELLER’S REPRESENTATIONS AND WARRANTIES WITH RESPECT TO THE
GROUP COMPANY AND THE BUSINESS

The Seller hereby represents and warrants to the Buyers that:

4.1 Organization; Corporate Authority and Insolvency.

Each Group Company is duly organized and validly existing under the laws of Vietnam. Each Group Company (i) has all necessary corporate power and authority to own, operate and lease its assets and to conduct the Business in the Ordinary Course of Business, and is duly qualified to do business under the laws of its jurisdiction of incorporation. The Company has full corporate power and authority to own, lease and operate its properties and carry on the Business as presently conducted. Each Group Company is not in liquidation and no order has been made or effective resolution passed for the liquidation or winding up of the Company.

4.2 Title to Shares.

The Existing Shares are owned by the Seller as at the Effective Date and the Transferred Shares will be owned by the Seller immediately after the Spin-Off and as at the Closing Date, and are not subject to any option, warrant, preemptive right, right of first refusal, or similar restrictions. There are no voting trusts, proxies or other contracts with respect to the voting, issuance, disposition, acquisition, redemption or transfer of any Transferred Shares, or any contracts otherwise relating to the Transferred Shares. All of the Transferred Shares are validly issued, fully subscribed and paid for, and free of any Encumbrances and qualify as fully subscribed and paid Transferred Shares under applicable Law.

There are no outstanding contractual obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any equity interests in the Company or any of its Subsidiaries, to declare or pay any dividend or make any other distribution in respect thereof (other than dividends or distributions by a Subsidiary to the Company or another Subsidiary in the Ordinary Course of Business), or to provide funds to, or make any investment (by loan, capital contribution or otherwise) in, any Person.

4.3 Group Companies

(a) Except as Disclosed, no right has been granted to any person to require any Remaining Subsidiary to allot, issue, sell, transfer or convert any share capital and no Encumbrance has been created in favour of any person affecting any unissued shares or debentures or other unissued securities of any Remaining Subsidiary.

(b) Except as Disclosed, none of the Group Companies holds or beneficially owns, or has agreed to acquire, any direct or indirect interest in any shares, debentures or other securities of any company other than the Company’s Subsidiaries.

(c) No administrator, receiver or statutory manager has been appointed in respect of the whole or part of the assets and undertaking of any Remaining Subsidiary.

4.4 Spin-Off

Immediately following the Spin-Off:

(a) The Company shall no longer own or operate the Spun-off Business, and the Spin-Off has been implemented in all material respects in accordance with Exhibit 1, such that the Company no longer owns, operates or conducts the Spun-off Business, except for any residual matters that do not materially affect the Business; and

(b) The Seller shall hold 887,716,529 Post Spin-Off VFTP Ordinary Shares representing 99.90% of the voting rights of the Company.

4.5 Compliance with Laws.

Each Group Company is, and has been in compliance in all material respects with all applicable Laws. No Group Company has been charged with or, is not under investigation with respect to, a violation of any applicable Law except for such non-compliance that would reasonably be expected to have a Material Adverse Effect.

4.6 Conduct of Business, Use of Facilities, and Absence of Certain Changes.

(a) The Company has used and operated the Facilities to conduct its Business;

(b) Since the Effective Date, the Company has not taken any of the following actions:

(i) effected any material amendment or modification to the Company’s organizational documents, including but not limited to a merger, consolidation, or otherwise, except for amendments that are necessary for the Spin-Off or any amendment that would not reasonably be expected to adversely affect the interests of the Buyers in connection with this Agreement;

(ii) established or acquired any Subsidiary or any participation in any Person’s capital;

(iii) merged or consolidated with any Person or liquidated, dissolved or effected a recapitalization or corporate reorganization in any form of transaction;

(iv) other than in relation to the Spin-Off, (A) split, combined or reclassified any of its capital, Shares, or other ownership interests, (B) declared, set aside or paid any dividend or other distribution in respect of its capital, Shares, equity securities or other ownership interests, (C) redeemed, repurchased or otherwise acquired or offered to redeem, repurchase, or otherwise acquire any shares or other type of securities, or (D) entered into any agreement with respect to the voting of its capital, Shares, or other ownership interests;

(v) made any financial loans, advances or capital contributions to, or investments in, any other Person, other than intra-group loans and advances, routine expense advances to its employees and suppliers in the Ordinary Course of Business;

(vi) changed any of the Company’s accounting methods, policies or procedures, or the application thereof, except as required by concurrent changes in VAS or applicable Law, as agreed to by its independent accounting firm; or

(vii) made or changed any Tax election, changed any annual Tax accounting period, adopted or changed any method of Tax accounting, amended any Tax Returns or filed Claims for material Tax refunds, entered any closing agreement, settled any Tax claim, audit or assessment, or surrendered any right to claim a material Tax refund, offset or other reduction in Tax Liability or consented to any extension or waiver of the limitations period applicable to any Tax Claim or assessment, in each case, which would reasonably be expected to materially increase the Tax Liability of the Company.

4.7 Taxes.

(a) Except as Disclosed, the Company is in material compliance with all its Tax obligations under applicable Law and has filed all Tax Returns and reports required by applicable Law, and to the Seller’s knowledge, all such Tax Returns and reports are true, complete, and correct in all material respects.

(b) There are no threatened audits, assessments, invitation letters for self-correction or other administrative or judicial proceedings with respect to Taxes initiated by any Governmental Authority against the Company that would reasonably be expected to have a Material Adverse Effect.

(c) The Company has duly and timely withheld, transferred or collected and paid all material Taxes required to have been withheld, transferred or collected and paid in connection with amounts paid or owing to an employee, independent contractor, creditor, customer, partner, stockholder, vendor or other party, and has materially complied with all information reporting and backup withholding provisions of applicable Law. No written claim has been made by any Governmental Authority that the Company has failed to withhold, transfer, collect or pay any material Taxes or is liable for any Taxes of any other Person.

(d) The Company is not a party to, bound by or otherwise subject to any Tax sharing, Tax allocation, Tax indemnity or other similar agreement or arrangement (other than customary commercial agreements entered into in the Ordinary Course of Business the primary purpose of which is not Taxes), nor does the Company have any liability for Taxes of any other Person as a transferee or successor, by contract or otherwise.

(e) All transactions between the Company and any Related Party have been conducted on an arm’s length basis in compliance with all applicable transfer pricing and other Tax Laws in all material respects, carrying out any transaction at a fair market value. The Company has prepared, maintained and, where required, timely filed all transfer pricing documentation required by applicable Law.

(f) The Company possesses all material Tax Returns, Tax accounting records, books and corporate records required by applicable Law, and maintains such records for the time periods required by applicable Law to support any Tax position taken or to be taken by the Company.

(g) The Company does not have, and has not had during the relevant statutory periods, a permanent establishment, a place of effective management, or any other office or fixed place of business in any jurisdiction other than Vietnam, and is not otherwise subject to Tax in any jurisdiction other than Vietnam.

(h) Each reference to the Company in this Section 4.7 shall be deemed to include: (x) each Person that has merged with or liquidated into the Company; and (y) each other Person with respect to which the Company could have any successor or transferee liability for Taxes (whether by contract, operation of Law or otherwise), in each case with respect to the relevant pre-merger or pre-liquidation periods as applicable.

(i) The Company is not currently required to file any Tax Return in, and is not liable for any Tax to, any jurisdiction other than Vietnam (including any state, municipality or subdivision thereof).

(j) The Company has not agreed to, nor is it bound by, any extension or waiver of the statute of limitations with respect to any Tax or Tax Return that remains in effect, other than extensions automatically arising from valid extensions to file Tax Returns.

(k) The Company has not made any election, entered into any agreement (including any advance pricing agreement or closing agreement), or received any ruling with any Governmental Authority that would reasonably be expected to have a Material Adverse Effect and continuing effect with respect to Taxes for periods (or portions thereof) ending after the Closing Date.

(l) For the avoidance of doubt, materiality qualifications and knowledge qualifiers shall apply solely to the extent expressly stated herein. To the extent of any inconsistency between this Section 4.7 and any other provision addressing Tax indemnities, the provisions specifically addressing such matters shall govern.

(m) All deductions utilized by the Company in preparing any Tax Returns have been utilized in conformity with applicable Law and meet the requirements set forth in applicable Tax Laws.

(n) With respect to any cross-border payments made or received by the Company, including but not limited to payments for services, royalties, interest, dividends, management fees, or any other intercompany or third-party payments: (i) the Company has complied in all material respects with all applicable Tax Laws, including withholding, reporting, and remittance obligations; (ii) all required Tax withholdings have been properly calculated, withheld, and timely remitted to the appropriate Governmental Authorities; (iii) the Company has obtained and maintains all certificates, forms, and documentation required to support any reduced withholding rates or exemptions claimed under applicable Tax treaties or domestic Law; (iv) the Company has complied with all foreign exchange control requirements, central bank reporting obligations, and any other regulatory requirements applicable to such cross-border payments; and (v) the Company has not received any notice, inquiry, or assessment from any Governmental Authority alleging non-compliance with any of the foregoing requirements.

4.8 Material Contracts.

(a) The list of contracts Disclosed is a true, correct and complete list of the following contracts to which a Group Company is a party and that will remain in full force and effect following the Closing Date, save for any such contracts that may be expired or terminated in accordance with its own terms in the Ordinary Course of Business (other than as result of any breach or default by any party thereto), in accordance with their respective terms (collectively, “Material Contracts”):

(i) the ten (10) largest contracts with customers and ten (10) largest contracts with suppliers of a Group Company as of the date of this Agreement, in each case measured by contract value;

(ii) all contracts with any Governmental Authority to which a Group Company is a party;

(iii) all loan agreements, facility agreements and credit agreements entered into with third-party financial institutions or lenders to which a Group Company is a party as borrower, in each case where the principal amount committed or outstanding exceeds US$10,000,000 (or its equivalent in any other currency); and

(iv) all agreements creating, evidencing or governing any mortgage, charge, pledge, lien, security assignment or other security interest over any assets of Group Companies, or any intercreditor, security trustee or similar arrangements relating thereto, in each case where the aggregate value of the assets subject to such security interest exceeds US$10,000,000 (or its equivalent in any other currency).

(b) (i) No Group Company is in material breach or default under any Material Contract, (ii) no counterparty has provided written notice of termination under any such Material Contract and (iii) no other party thereto is in breach of or default under any Material Contract.

(c) Except as Disclosed, no Material Contract requires consent, notification, or waiver as a result of the execution, delivery, or performance of this Agreement or the consummation of the transactions contemplated hereby. The Seller makes no representation or warranty regarding the performance by any counterparty thereunder.

(d) All Material Contracts are in full force and effect and are valid and binding obligations of the Group Companies subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other similar applicable Laws of general application affecting or relating to the enforcement of creditors’ rights generally.

(e) True and complete copies of each Material Contract, including any amendments thereto, have been Disclosed.

4.9 Litigation.

As of the Effective Date: (i) there are no actions, suits, Claims, investigations, arbitrations or proceedings pending or, to the Seller’s knowledge, threatened, against any Group Company or the Business before any Governmental Authority; nor (ii) any outstanding Orders, decrees, or Judgments binding upon any Group Company or the Business; in each case, that have had, or would reasonably be expected to have, a Material Adverse Effect.

4.10 Operations and Assets.

(a) The Company owns, leases, or otherwise has valid rights to use all assets, properties, and equipment necessary to conduct the Business in the Ordinary Course of Business, except that the assets, properties, and equipment identified in Annex A to Exhibit 2, which are currently owned by the Company, will be transferred to VFVN on or before the Closing Date. The list of material assets, properties, and equipment that shall continue to be owned by the Company following the Closing Date is attached hereto as Annex A to Exhibit 2 (the “Remaining Assets”).

(b) The Remaining Assets and material properties owned, leased, licensed, operated or contracted by the Company are (i) in good operating and working condition, free from defects, faults, or deficiencies, and repair (ordinary wear and tear excepted), (ii) have been operated and maintained in all material respects, (iii) are suitable and adequate for the purposes for which they are presently used; and (iv) constitute those material assets necessary and sufficient for the continued operation of the Business immediately following the Closing.

4.11 Permits, Licenses, and Authorizations.

(a) As of the Effective Date, each Group Company holds all regulatory permits, licenses, authorizations, and approvals (the “Permits”) required to conduct the Business in the Ordinary Course of Business and the operation of the Facilities.

(b) Each Group Company is in compliance in all material respects, with all such Permits and all conditions established therein by a Governmental Authority.

(c) All such Permits are valid, binding and in full force and effect.

(d) All Permits were obtained by the relevant Group Company following the applicable procedures provided for in the applicable Laws and each Group Company has exercised all rights and taken all actions necessary to preserve the validity of each such Permit in full force and effect for the full unexpired term thereof.

(e) No event has occurred and no circumstance exists which, with the passage of time or the giving of notice or both, would result in a material breach of or default by any Group Company under any Permit, or give any Person the right to accelerate the maturity or performance thereof or the right to cancel, terminate, modify, or revoke any such Permit, or otherwise materially impair, impede, encumber, delay, frustrate, or limit any Permit.

(f) No proceeding to, nor any proceeding that could reasonably be expected to, materially modify, suspend, revoke, withdraw, terminate, impair, impede, encumber, delay, frustrate, or otherwise limit any Permit is pending before, or has been notified to any Group Company by, any Governmental Authority.

(g) Each Group Company has not received any written communication from any Governmental Authority regarding any actual, alleged, or potential material violation of, or failure to comply with, any Permit.

4.12 Financial Statements; Books and Records; Undisclosed Liabilities.

(a) The Pro Forma Balance Sheet fairly show in all material respects, in conformity with VAS applied on a consistent basis, the estimated financial position of the Company as of 31 March 2026, and a fair view of the assets, liabilities, financial position and state of affairs of the Company as at 31 March 2026, and is consistent in all material respects with the books and records of the Company that have been provided to the Buyers prior to the date hereof.

(b) The books of accounts, the corporate books, and other books and records of the Company, all of which have been made available to the Buyers, are accurate and complete in all material respects, have been maintained in accordance with standard corporate practices, and the matters contained therein are accurately reflected in reasonable detail, including the transactions and the assets and liabilities of the Company, and are in compliance with applicable Law and VAS in all material respects, and are consistent with, the Company’s financial statements.

(c) The Company has no material liabilities or obligations (whether absolute, contingent or otherwise) which are not adequately reflected or provided for in the Pro Forma Balance Sheet. The Company has no off-balance sheet liabilities.

4.13 Indebtedness and guarantees.

(a) No Group Company owes any Financial Indebtedness to any person that is not another Group Company or which has not otherwise been disclosed.

(b) Except as Disclosed, other than those entered into in the Ordinary Course of Business, no Group Company is a party to nor is liable under a guarantee, indemnity or other agreement to secure or incur a financial or other obligation with respect to another person’s (which is not a Group Company’s) obligation.

(c) Except as Disclosed, no Group Company has created, granted or permitted to exist any mortgage, charge, pledge, lien, security assignment or other security interest (each, a “Security Interest”) over any of its assets or undertaking, other than Security Interests arising in the Ordinary Course of Business.

(d) Except as Disclosed, no Group Company has agreed or is obliged to create or grant any Security Interest over any of its present or future assets, or to give any negative pledge or similar undertaking restricting its ability to create Security Interests.

(e) To the extent any Security Interests exist over the assets of any Group Company, such Security Interests secure only the obligations expressly disclosed, and no steps have been taken or, so far as the Seller is aware, threatened to enforce any such Security Interests.

4.14 Insurance.

(a) All material insurance policies covering each Group Company and/or its assets are in effect on the date hereof and will remain in effect after the Closing Date. Such policies are valid, binding, enforceable and in full force and effect, and are of the type and provide coverage as are reasonable and appropriate considering the Business of the Company and as are required by applicable Laws, and each Group Company is complying in all material respects with such insurance policies. All premiums due and payable on such insurance policies have been timely paid, and no Group Company has received any written notice of cancellation or non-renewal with respect to any such policy.

(b) Except as disclosed by the Seller to the Buyers prior to the Effective Date, there is no claim by or with respect to a Group Company and/or its assets pending under any of such policies as to which coverage has been questioned, denied or disputed by the underwriters.

4.15 Labor and Employment Matters.

(a) Each Group Company has complied in all material respects with applicable Law pertaining to employment, labor, social security, occupational health and safety, payroll, and employment practices in connection with its employees and individual independent contractors, without exception. Payroll records accurately and completely reflect all items and amounts paid to employees and independent contractors, including fixed, variable and in-kind compensation, non-salary items and benefits, and all mandatory withholdings and contributions.

(b) There has been no strike, labor disturbance or work stoppage pending or, to the Seller’s knowledge, threatened against any Group Company.

(c) Each employee and, as applicable, each individual independent contractor of the Company has all permits and immigration documents required to legally render services to the Company in the country where services are provided, and each Group Company has all permits required to employ or engage such individuals, including any required authorizations to hire foreign employees.

4.16 Real Property.

(a) Each Group Company is the sole and lawful owner of the real property owned by it (the “Owned Real Property”). Except as Disclosed, the Owned Real Property is free and clear of all Encumbrances.

(b) No Group Company has entered into or promised to enter into any agreement currently in force under which it may be obligated to transfer the Owned Real Property or the right to lease or any other use right held by such Group Company in any other real property (the “Leased Real Property” and, together with the Owned Real Property, the “Real Property”) to any third party.

(c) No expropriation proceeding has been initiated and, to its knowledge, there is no intention to initiate any expropriation proceeding with respect to the Real Property or any part thereof.

(d)  There are no options, preemptive rights, or rights of first refusal granting any third party any right to acquire or lease the Real Property or any part thereof.

(e)  On the Closing Date, all fees, charges, duties, contributions, donations, Taxes, and other amounts owed arising from the ownership, possession, or use of the Real Property, that are due and payable as of such date, will have been paid.

(f) No Group Company has received any notice regarding, and there is no lawsuit, action, claim, proceeding, or complaint initiated by any Governmental Authority or third party that would prevent the transfer or affect the title to the Real Property, or that would in any way materially affect the Real Property or its chain of title or the operations conducted thereon, and to the Seller’s knowledge there is no basis for any such claim.

(g) No Group Company has received from any Governmental Authority any written notice stating that the Real Property is not in compliance in any material respect with applicable Law, and has not entered into any agreement with any Governmental Authority that materially affects the Real Property.

(h) Each Group Company (i) has delivered to the Buyers all existing information in its possession related to the ownership, use, operation, and other acts related to the Real Property, (ii) such information is true, correct, and complete in all material respects, and (iii) it has not omitted to deliver to the Buyers any material information existing as of the date of this Agreement related to the ownership, use, operation, and other acts relating to the Real Property.

(i) The Real Property is duly registered in the name of each Group Company and valued by the corresponding Governmental Authorities (including the local cadastre offices) for tax purposes (including for property tax purposes).

4.17 Machinery, Equipment and Production Lines.

(a) Each Group Company has good and valid title to, or valid leasehold interest in, all machinery, equipment, production lines, tools, vehicles, and other tangible property, together with all information technology systems, software, automation and control systems, networks, and other digital or electronic systems, in each case that are integrated with, embedded in, or necessary for the operation of such machinery and equipment, that are material to the conduct of the Business in the Ordinary Course of Business and the operation of the Facilities (collectively, the “Equipment”). Except as Disclosed, the Equipment is free and clear of all Encumbrances.

(b) The Equipment, in all material respects, is in good working order and condition, having been maintained in accordance with normal industry practice and the manufacturer’s recommended maintenance schedules, ordinary wear and tear excepted, and is sufficient for the conduct of the Business in the Ordinary Course of Business and the operation of the Facilities.

(c) All Equipment that is required by applicable Laws or manufacturer specifications to be registered, licensed, certified, or periodically inspected has been duly registered, licensed, certified, and inspected, and all such registrations, licenses, certifications, and inspection records are valid, current, and in full force and effect as of the date of this Agreement.

(d) Each Group Company (i) has delivered to the Buyers all material information in its possession relating to the ownership, condition, and use of the Equipment, (ii) such information is true, correct, and complete in all material respects, and (iii) has not omitted to deliver any material information existing as of the date of this Agreement relating to the Equipment.

4.18 Environmental and Social Matters.

As of the Effective Date, except for any matter that has not had, or could not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect:

(a) No written notice, demand, request for information, citation, summons or complaint has been received, no administrative proceeding has been initiated, no Order is outstanding or otherwise in effect, no penalty has been assessed or imposed and no Claim is pending, or to the Seller’s knowledge, threatened with respect to any Group Company and the Facilities that relates to or arises out of any Environmental and Social Laws.

(b) There is no current Liability of or relating to any Group Company and the Facilities (including any surrounding premises) arising under or relating to any Environmental and Social Law, and, to the Seller’s knowledge, there is no existing condition, situation or set of circumstances that could reasonably be expected to result in such a Liability.

(c) Each Group Company possesses, and at all times during has possessed, all permits required under Environmental and Social Laws for the ownership, lease, operation and use of the Business and the Facilities, and is, and at all times has been, in compliance with all terms and conditions of such environmental permits. All such environmental permits are valid and in full force and effect.

(d) Each Group Company and the Facilities are, and, have been, in material compliance with the applicable Environmental and Social Laws.

(e) Each Group Company has not assumed, undertaken, provided an indemnity for, or otherwise become subject to, by contract or operation of law, any Liability of any other Person under Environmental and Social Laws or relating to any hazardous substance.

(f) There have been no releases of hazardous substances at, on, in, under, from or migrating to or from the Facilities or any other real property now or formerly owned, leased or operated by any Group Company that require, required or would reasonably be expected to require notice to any Person, investigation, reporting, monitoring or remedial action under Environmental and Social Laws.

(g) To the Seller’s knowledge, there is no soil contamination at the Facilities or any surrounding premises, and there are no environmental investigations, studies, audits, tests, reviews, reports, analysis or other documents in the possession or control of any Group Company relating to the Facilities or any surrounding premises that relate to any Group Company or any property or facility now or previously owned, leased, or operated by the Company.

4.19 Material Suppliers.

None of the Group Company has received any notice, and has any reason to believe, that any of its Material Suppliers has ceased, or intends to cease, to supply goods or services to the Group Companies or to otherwise terminate or materially reduce its relationship with any Group Company.

4.20 Customs Matters.

(a) Each Group Company complies in all material respects with all applicable Laws on trade and customs matters.

(b) Each Group Company has all the permits required by the applicable Law to import and export the goods that such Group Company imports as of the Effective Date or is expected to import by the Closing Date. All such permits are in force and each Group Company is in compliance with their terms, such that each Group Company may continue making such imports and exports after Closing.

(c) No products imported by a Group Company have been seized or retained in customs by any Governmental Authority for breach of applicable Laws and no Group Company has suffered any Loss resulting from such seizure or retention.

(d) Each Group Company has duly and timely paid all import and export related Taxes and other customs duties.

(e) Each Group Company has the evidence and records to demonstrate that goods introduced on a temporary basis, were either exported or legally imported, as required by trade and customs Laws.

(f) Each Group Company has all documentation required to evidence legal importation and continued presence of all imported Assets into Vietnam.

4.21 Sanctions and Export Controls.

(a) Neither any Group Company, nor any director, officer, employee, or, to the knowledge of the Seller, any asset manager, operator, agent, representative, consultant or any other Person acting on behalf of any Group Company (each a “Company Representative”), has in the past five years (i) violated any Sanctions or export control Laws or (ii) directly or knowingly indirectly engaged in any transaction or dealing with or involving a Sanctioned Person or a Sanctioned Country (including, without limitation, by purchasing any material or equipment from a Sanctioned Person or Sanctioned Country), in each case in violation of applicable Sanctions or export control Laws.

(b) Neither any Group Company, nor any director, officer, employee, or, to the knowledge of Seller, a Group Company Representative, is a Sanctioned Person.

(c) Neither any Group Company, nor any director, officer or employee of any Group Company, nor, to the knowledge of the Seller, any Company Representative, has in the past three years received any notice concerning, or is otherwise involved in, any action, suit, investigation, written inquiry, or other Proceeding with respect to Sanctions or export control Laws, and, to the knowledge of the Seller, no such action, suit, investigation, written inquiry, or other Proceeding is threatened.

4.22 Compliance with Laws.

(a) Each Group Company is in compliance and has complied in all material respects with all applicable Laws regarding the Business. Each Group Company holds all Permits required under applicable Law for the proper and lawful conduct of its Business

(b) No dispute, allegation, request for information, notice of potential liability or any other action, pending or threatened, regarding any actual or possible material violation by any Group Company or its Representatives of any applicable Law has been notified to any Group Company, and to the knowledge of the Seller none is threatened.

4.23 Compliance with Anti-Bribery, Anti-Corruption and Anti-Money Laundering Laws.

(a) None of the Seller, any Group Company, or, to the Seller’s knowledge, any director, officer or employee of any Group Company or the Seller or any other Person authorized to act on behalf of any Group Company or the Seller, has, in violation of applicable anti-bribery, anti-corruption or anti-money laundering Laws, directly or knowingly indirectly offered, paid, promised, or authorized the giving of any money or anything of value to any Person (including any Governmental Authority, political party, political candidate or public international organization) for the purpose of improperly influencing any act or decision, securing any improper advantage, or assisting any Group Company in obtaining or retaining business. No Group Company has maintained any unrecorded funds or assets or made or received any unlawful payments in violation of such Laws.

(b) None of the Seller, any Group Company or, to the Seller’s knowledge, any director, officer or employee of any Group Company or the Seller or any other Person authorized to act on behalf of any Group Company or the Seller, is or has been the subject of any investigation, inquiry or enforcement proceeding by any Governmental Authority relating to any alleged violation of applicable anti-bribery, anti-corruption or anti-money laundering Laws, and, to the Seller’s knowledge, no such investigation or proceeding has been threatened.

4.24 Intellectual Property.

(a) The Data Room contains a list of the Group’s registered Intellectual Property Rights in respect of which a Group Company is the registered owner.

(b) So far as the Seller is aware, each Group Company either owns or has a valid license to use all the Intellectual Property Rights required to carry on its business in the manner in which such business is carried on as at the date of this Agreement.

(c) Except for any matter that has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect: (i) the business carried on by the Group as at the date of this Agreement does not infringe any third party rights in Intellectual Property and (ii) so far as the Seller is aware, no registered Intellectual Property of the Group has been infringed by a third party in any material respect during the last three years prior to the date of this Agreement.

4.25 Privacy and Security.

(a) Each Group Company (i) is and has been in compliance with all applicable privacy Laws; (ii) has lawfully processed all personal information, and has obtained all necessary consents for the processing of personal information, and (iii) has implemented and maintained measures sufficient to provide reasonable assurance that each Group Company complies with such privacy Laws and that each Company will not acquire, fail to secure, share or use such personal information in a manner inconsistent with (A) such privacy Laws, (B) any notice to or consent from the provider of personal information, (C) any policy adopted by such Group Company, (D) any Contract to which a Group Company is a party that is applicable to such personal information, and (E) any privacy policy or privacy statement from time to time published or otherwise made available by a Group Company to the Persons to whom the personal information relates.

(b) With respect to all personal information collected by a Group Company, such Group Company has taken steps required and reasonably necessary to protect such personal information against loss and against unauthorized access, use, modification, disclosure or other misuse, including implementing and monitoring compliance with reasonable measures with respect to technical and physical security of such personal information. Each Group Company has commercially reasonable safeguards in place to protect personal information in its possession or control from unauthorized access or disclosure, including by its officers, employees, independent contractors and consultants. There has been no unauthorized access to, disclosure of, or other misuse of any personal information.

(c) Neither the Seller nor any Group Company has received any notice of any Claims, investigations or alleged violations of privacy Laws, including with respect to personal information collected or possessed by or otherwise subject to the control of any Group Company.

4.26 Antitrust.

(a) No Group Company has been (i) involved in, and is currently a party to, any investigation conducted by any antitrust authority in any jurisdiction with respect to any practice prohibited or sanctioned under applicable antitrust Laws; (ii) fined or punished by any antitrust authority in any jurisdiction due to any conduct infringing any applicable antitrust Laws; or (iii) involved in any concentration, acquisition or merger that required any approval or consent from any antitrust authority in any jurisdiction to consummate such transaction.

(b) Any exchange of sensitive or strategic information by each Group Company has complied with applicable Laws and guidelines issued by the competent antitrust authorities in any jurisdiction.

4.27 Transactions with the Seller.

Except as Disclosed, there is no outstanding indebtedness or other liability (actual or contingent) and no outstanding contract, commitment or arrangement between a Group Company and the Seller or any of its Affiliates, in each case where the principal amount committed or outstanding exceeds US$10,000,000 (or its equivalent in any other currency).

4.28 Full Disclosure.

(a) No representation or warranty made in writing by the Seller in this Agreement and no statement made in writing by the Seller to the Buyers or any certificate or other document furnished or to be furnished to the Buyers pursuant to this Agreement contains any untrue statement of a material fact, or omits to state a material fact necessary to make the statements contained therein, in light of the circumstances in which they are made, not misleading.

(b) Nothing in this Section shall limit the Buyers’ right to bring a claim in the event of fraud, fraudulent concealment, or intentional misrepresentation by the Seller. The Buyers shall be entitled to rely upon the representations set forth in Article 3 and Article 4. The right of the Buyers Indemnified Parties to indemnification, reimbursement, or any other remedy pursuant to this Agreement based upon any representation, warranty, covenant, or obligation of the Seller contained herein shall not be affected by (a) any investigation conducted at any time, or any knowledge acquired (or capable of being acquired) at any time, whether before or after the execution and delivery of this Agreement or the Closing Date, with respect to the accuracy or inaccuracy of, or compliance with, any such representation, warranty, covenant, or obligation; or (b) the waiver of any condition to Closing based on the accuracy of any representation or warranty, or on the performance of or compliance with any covenant or obligation. For the avoidance of doubt, the Buyers’ right to indemnification hereunder shall apply irrespective of whether the Buyers or any of their representatives had actual, constructive, or imputed knowledge of any breach or inaccuracy of any representation, warranty, covenant, or obligation prior to Closing.

Article 5

BUYERS’ REPRESENTATIONS AND WARRANTIES

The Buyers hereby, severally and not jointly, represent and warrant to the Seller that:

5.1 Organization; Good Standing.

Each of the Buyers, to the extent such Buyer is a legal person, is duly organized, validly existing, and in good standing under the laws of the jurisdiction of its incorporation or, to the extent such Buyer is a natural person, has full legal capacity and authority to enter into and perform this Agreement.

5.2 Capacity.

Each of the Buyers has the legal capacity to execute and deliver this Agreement and to fulfill its obligations hereunder. The execution, delivery and performance of this Agreement and the consummation by each of the Buyers of the transactions contemplated by this Agreement have been duly and validly authorized by all necessary action on the part of each of the Buyers.

5.3 Insolvency.

Each of the Buyers is not insolvent nor has it been declared insolvent, and no action or request is, so far as it is aware, pending or threatened to declare it insolvent, wind it up or to make it subject to any proceeding contemplated by any applicable insolvency law.

5.4 Representative’s Authority.

The representative of each of the Buyers has the necessary power and authority to execute this Agreement on its behalf, and such powers and authorities have not been modified, limited or revoked in any manner.

5.5 Enforceability.

This Agreement has been duly executed and delivered by each of the Buyers and constitutes the legal, valid, and binding agreement of each of the Buyers, enforceable against each of them in accordance with its terms.

5.6 Non-Contravention.

The execution, delivery, and performance of this Agreement by each of the Buyers, and the consummation of the transactions contemplated hereby or thereby and the fulfillment of and compliance with the terms and conditions hereof by each of the Buyers, do not and will not: (i) violate their organizational documents; (ii) violate any contractual provision, Judgment, or applicable Law in any material respect; or (iii) constitute a material breach of, or default under, any material agreement or instrument binding upon the Buyers, except as would not reasonably be expected to prevent or materially delay the consummation of the transactions contemplated hereby.

5.7 Proceedings.

There are no actions, suits, investigations, or proceedings pending, or to the Buyers’ knowledge, threatened, against any of them before any Governmental Authority that would reasonably be expected to impair, delay, or prevent the Buyers’ ability to consummate the transactions contemplated by this Agreement.

5.8 Consents and Approvals.

No authorization, consent, approval, notification or order of, or declaration, filing or registration with any Governmental Authority or other Person is required to be made or obtained by the Buyers in connection with the execution, delivery, and performance of this Agreement, except for such authorizations, consents, approvals, or filings the absence of which would not reasonably be expected to materially affect the Buyers’ ability to perform their obligations under this Agreement or the consummation of the transactions contemplated hereby.

5.9 Legal Proceedings.

There are (i) no outstanding Judgments against the Buyers; (ii) no suits, actions, Claims, arbitration, notified proceedings or investigations (including with respect to Taxes) that are pending and, no such suits, actions, Claims, arbitration, notified proceedings or investigations are threatened; (iii) no investigations by any Governmental Authority which are pending or, threatened against the Buyers, which in the case of each of clauses (i), (ii) and (iii) above, would reasonably be expected to challenge or have the effect of preventing, delaying, making illegal or otherwise interfering or affecting the existence, validity or enforceability of this Agreement or the performance by the Buyers of their respective obligations hereunder.

5.10 Funding; Financial Capability.

The Buyers have, and at Closing will have, sufficient and immediately available funds to pay the Purchase Prices in accordance with Section 2.2, and to perform all their payment obligations hereunder. The Buyers’ obligations under this Agreement are not subject to any condition related to obtaining financing or to the availability of third-party funds. The Buyers have full access to the necessary financial resources to consummate the transactions contemplated hereby and to satisfy any post-Closing payment obligations, including the payment of the Purchase Prices in accordance with Section 2.6.

5.11 Source of Funds.

(a) All funds used by each of the Buyers for the purpose of this Agreement, including the Purchase Prices and any other payable amounts, including without limitation, fees, costs, and expenses, or otherwise, related thereto, have been and will be derived from lawful and legitimate sources.

(b) The Buyers have the full legal right, authority, and capacity to transfer, use, and allocate such funds to consummate the transactions contemplated by this Agreement.

(c) To the Buyers’ knowledge, the funds to be used to pay the Purchase Prices and any other amounts payable to the Seller under this Agreement, have not been and will not be obtained, directly or indirectly, from any illegal, fraudulent, or prohibited activity, including but not limited to money laundering, tax evasion, or any other unlawful financial practices.

(d) To the Buyers’ knowledge, there are no pending investigations, proceedings, or Claims relating to the source or origin of the Buyers’ funds, or any suspicion of any unlawful activity in connection with such funds. This representation and warranty shall survive the Closing Date as defined under Section 2.3.

5.12 Due Diligence.

(a) The Buyers have made their own decisions to enter into this Agreement and to consummate the transactions contemplated hereby based on their own due diligence and on such other information and advice as they have deemed appropriate.

(b) The Buyers acknowledge and agree that, in entering into this Agreement and consummating the transactions contemplated hereby, they are not relying on any representation or warranty, other than the representations and warranties expressly set forth in this Agreement. Any other information provided or made available to the Buyers and their respective Representatives shall not form the basis of, or give rise to, any Claim or a Cause for Indemnity against the Seller, the Company, or their respective Representatives.

Article 6

COVENANTS

6.1 Conduct of Business Prior to Closing.

(a) From the Effective Date and until the Closing Date, the Seller shall cause the Company to (i) operate the Business in the Ordinary Course of Business; and (ii) use reasonable best efforts to maintain and preserve intact the current organization, assets and Business of the Group and to preserve the rights and relationships of its customers, lenders, suppliers, regulators and others having business relationships with the Group. Without limiting the foregoing, from the date hereof until the Closing Date, the Seller shall cause each Group Company not to:

(i) other than in the Ordinary Course of Business or as approved by the Buyers, sell any material assets of any Group Company;

(ii) other than in the Ordinary Course of Business or as approved by the Buyers, create, incur, assume, increase or renegotiate any financial indebtedness (including bank loans, credit facilities, intercompany loans, finance leases, guarantees, or any other form of borrowed money), or take any action that would reasonably be expected to result in additional financial indebtedness of any Group Company that (A) individually exceed VND25,000,000,000 (Twenty-five billion Vietnamese Dong), or (B) in the aggregate exceed VND250,000,000,000 (Two hundred and fifty billion Vietnamese Dong);

(iii) other than in the Ordinary Course of Business or as approved by the Buyers, commit before any third party, in writing or verbally, expenditures that (A), individually exceed VND25,000,000,000 (Twenty-five billion Vietnamese Dong), or (B) in the aggregate exceed VND250,000,000,000 (Two hundred and fifty billion Vietnamese Dong);

(iv) other than in the Ordinary Course of Business or for purpose of the Spin-Off, enter into any contract that would constitute a Material Contract if it had been entered into prior to the date hereof to the extent permitted under the applicable Laws;

(v) commence any proceeding or file any petition in any court relating to bankruptcy, reorganization, insolvency, dissolution, liquidation or relief from debtors;

(vi) approve any transformation, reorganization, merger, spin-off or consolidation of any of Group Company other than the Spin-Off;

(vii) make or change any Tax election, change any annual Tax accounting period, adopt or change any method of Tax accounting, amend any Tax Return, file claims for material Tax refunds, enter into any closing agreement, settle any Tax claim, audit or assessment, or surrender any right to claim a material Tax refund, offset or other reduction in Tax Liability, or consent to any extension or waiver of the limitation period applicable to any Tax assessment or reassessment, other than in the Ordinary Course of Business and statutory tax filling required by applicable Laws;

(viii) declare, make or pay any dividend or other distribution or do or allow to be done anything which renders its financial position less favourable than at the date of this Agreement;

(ix) other than as required by Law or consistent with past practice, permit any of its material insurance policies to lapse or do anything which would make any of such policy of insurance void or voidable;

(x) amend the rights of any of the Transferred Shares; and

(xi) other than (A) as approved by the Buyers, or (B) investments or acquisitions made pursuant to binding commitments or agreements entered into prior to the date of this Agreement that have been Disclosed, form any Subsidiary or acquire shares in any company or participate in, or terminate any participation in, any partnership or joint venture.

(b) For the avoidance of doubt, (i) actions undertaken by the Seller or any Group Company in accordance with paragraph (a) above shall not constitute a breach of this Agreement; and (ii) the Seller shall not be required to take any action that would reasonably be expected to: (A) materially increase the obligations or liabilities of the Seller or the Company under this Agreement; (B) materially hinder, delay, or otherwise interfere with the Company’s manufacturing activities and supply operations at the Facilities; or (D) violate any applicable Law.

(c) the Seller shall cause each Group Company to maintain the material tangible Assets located at the Facilities in substantially the same condition as of the Effective Date, ordinary wear and tear excepted. Each Group Company shall not remove, dispose of, or materially modify any material tangible Assets other than in the Ordinary Course of Business consistent with past practice.

(d) the Seller shall not remove or cause to be removed from any Group Company any data, software, know-how, or other materials that are necessary for the continued operation of the Business following the Closing; provided that if such removal is required by applicable Laws or is part of the Spin-Off, Seller shall, at their cost, provide substantially equivalent replacements or perpetual licenses prior to Closing.

6.2 Spin-Off Plan

(a) Prior to commencement of the Spin-Off, the Seller shall prepare and deliver to the Buyers a written workforce transition plan addressing: (i) compliance with applicable labor Laws; (ii) employee communication and consultation requirements; (iii) mitigation of social and operational disruption risks (if any).

(b) The Seller shall ensure that any termination fees, breakage costs, penalties, and other amounts payable in connection with the termination of any contracts as the result of the Spin-Off borne by the Seller or appropriately allocated as part of the Spin-Off and do not adversely affect the Business following Closing.

(c) Within sixty (60) Business Days from the Closing Date, the Seller shall have delivered to the Buyers evidence, in form and substance reasonably satisfactory to the Buyers of the following:

(i) Complete the termination or amendment as appropriate of all intercompany agreements between the Company and the Seller; and

(ii) All third-party consents and renewals of any and all Material Contracts that are required for the continued operation of the Business and Facilities after the Closing Date, including any amendments, extensions, or waivers necessary to ensure such agreements remain in full force and effect; provided, that any such renewals shall be on terms and conditions not materially less favorable than those contained in the existing agreements.

6.3 Renewal of Permits.

(a) From the Effective Date and until the Closing Date, the Seller shall cause the Group Companies to use reasonable best efforts to obtain the renewal, extension, or continued validity of any and all Permits required for the lawful operation of the Facilities or the Business as currently conducted, which are scheduled to expire within the Effective Date and twelve (12) months following the Closing Date, and to provide evidence thereof to the Buyers.

(b) For the avoidance of doubt, the Seller shall ensure that all material Permits required for the operation of the Facilities remain valid and effective through the Closing Date.

(c) The Seller shall cooperate in good faith with the Buyers in connection with any required notification, amendment, transfer, reissuance, or confirmation of validity of such Permits arising from the transactions contemplated by this Agreement.

(d) Any failure of such Permits to remain valid, effective, or transferable due to pre-Closing non-compliance shall be subject to indemnification under Article 8.

6.4 Consents and Filings.

(a) Subject to Section 6.8, each Party shall use its commercially reasonable best efforts to obtain, or cooperate with the other Party in obtaining, as promptly as practicable, any Governmental Authority or third-party approvals or consents required to consummate the transactions contemplated by this Agreement. Each Party shall furnish all information, execute all documents, and take all actions reasonably necessary to complete any filings or submissions required by applicable Law.

(b) Notwithstanding the foregoing, no Party shall be required to accept any condition or undertaking that would reasonably be expected to result in a Material Adverse Effect or to materially impair the intended benefits of the transactions to such Party. The Seller shall not be required to (i) pay any financial consideration to any third party or (ii) assume any additional material obligations to obtain such consents, except to the extent expressly contemplated in this Agreement.

6.5 Renewal of Material Contracts.

From the Effective Date and until the Closing Date, the Seller shall cause the Group Companies to use reasonable best efforts to renew, extend or maintain the continued validity of any Material Contracts required for the Business in the Ordinary Course of Business.

6.6 Insurance Policies.

From the Effective Date and until the Closing Date, the Seller shall cause the Group Companies to maintain in effect all material insurance policies required for the Business in the Ordinary Course of Business.

6.7 Assets

From the Effective Date until the Closing Date, the Seller shall cause the Group Companies to maintain all material tangible Assets and properties (other than the Real Property) used or leased for use in connection with the Business as currently conducted, and except for assets transferred to VFVN pursuant to the Spin-Off, in good operating and working condition, free from material defects, faults, or deficiencies, and in a state of good repair (ordinary wear and tear excepted). Each Group Company shall operate and maintain such Assets in accordance with past practices and ensure that such Assets remain suitable and adequate for their intended use. The Seller shall promptly notify the Buyers of any material damage to or deterioration of such Assets.

6.8 Access; Inspection and Confidentiality.

(a) From the Effective Date until the Closing Date, the Seller shall procure that the Buyers have reasonable access, during normal Business Days and hours and upon at least three (3) Business Day’s prior written notice, to such information of the Company or any Group Company as is reasonably necessary for purposes of consummating the transactions contemplated by this Agreement.

(b) All access provided to the Buyers shall be conducted in a manner that does not materially interfere with the normal operations of the Group Companies, its management, personnel, manufacturing activities, or any ongoing transition or cessation-of-operations processes. For the avoidance of doubt, nothing herein shall require the disclosure of (i) information protected by attorney client privilege, the attorney work-product doctrine, or any other legal privilege; (ii) competitively sensitive information; or (iii) information subject to third-party confidentiality obligations.

(c) From the Effective Date and until the Closing Date, the Buyers, by itself and/or via its advisors, shall have the right to inspect the buildings and Assets over the Real Property, including machinery, equipment, and ancillary systems, and procedures, for the purpose of ascertaining their condition and operational status, under the Seller’s supervision during normal Business Days and hours and upon no less than three (3) Business Day’s prior written notice.

(d) If, following any such inspection, the Buyers determine in good faith that any Assets not included in the Spun-Out Business are damaged, defective, or materially impaired, missing, or otherwise not consistent with their intended operational use (ordinary wear and tear excepted) (each, a “Condition Deficiency”), the Buyers shall deliver to the Seller a written notice (an “Inspection Objection Notice”) setting forth (i) a description of each Condition Deficiency identified, (ii) the specific Inspected Assets affected, and (iii) the basis for the Buyers’ determination. If an Inspection Objection Notice is not delivered to the Seller within fifteen (15) Business Days following the completion of the applicable inspection, the Inspected Assets shall be deemed to be in satisfactory condition and operational status.

(e) If a timely Inspection Objection Notice is received by the Seller, the Seller and the Buyers shall negotiate in good faith to resolve the objections raised therein within fifteen (15) Business Days after the delivery of the Inspection Objection Notice to the Seller.

6.9 Further Assurances.

(a) Subject to the terms and conditions of this Agreement, each Party shall, at its own cost and expense, execute and deliver such other instruments and take such other actions as may be reasonably necessary to consummate the transactions contemplated hereby or to comply with its respective statutory obligations, provided that no Party shall be required to: (i) incur any material additional cost or liability not expressly contemplated by this Agreement; (ii) provide information not in its possession or control; (iii) make any filing or disclosure not required by applicable Law; or (iv) take any action that would reasonably be expected to have a Material Adverse Effect on such Party or materially impair, delay, or prevent the consummation of the transactions contemplated by this Agreement.

(b) Each Party shall promptly notify the other Party of any material communication received from, or made to, any Governmental Authority in connection with the transactions contemplated herein. The Parties shall not be required to share or disclose to the other Party any privileged or legally protected information; provided, however, that, to the extent practicable and permitted by applicable Law, each Party shall be consult with the other Party prior to responding to any communication from a Governmental Authority.

(c) For the avoidance of doubt, any cooperation, execution of further documents, or provision of information under this Section 6.9 shall not be construed to create any obligation of any Party to provide continued assistance after the Closing, except to the extent expressly provided in this Agreement.

6.10 Cooperation and Information.

(a) From the Effective Date until the Closing Date, the Parties shall act in good faith and reasonably cooperate with each other for the purpose of facilitating the consummation of the transactions contemplated herein. Such cooperation shall be limited to actions reasonably necessary to prepare, submit, or support such filings or notifications, or to consummate the transactions contemplated in this Agreement.

(b) Without limiting the generality of Section 6.10(a) above, the Seller shall promptly advise the Buyers in writing after becoming aware of any Legal Proceeding commenced, or to the Seller’s knowledge threatened, against the Seller or any of its officers, directors, employees or consultants by or on behalf of any stockholder of the Seller (on their own behalf or on behalf of the Seller) arising out of, in connection with or relating to this Agreement or the transactions contemplated hereby or any actions taken or omitted to be taken in connection with such transactions and shall keep the Buyers reasonably informed regarding any such Legal Proceeding. The Buyers shall and shall cause their Affiliates to cooperate and participate in the defense, resolution and/or settlement of any such Legal Proceeding in whatever manner and form as may be reasonably requested by the Seller.

(c) Notwithstanding anything to the contrary herein, such cooperation shall not obligate the Seller or any Group Company to: (i) provide access to personnel, systems, books and records, or facilities other than as expressly permitted under Section 6.8; (ii) make any representation, warranty, covenant, undertaking, or commitment other than those expressly set forth in this Agreement; or (iii) assume, incur, or undertake any operational, financial, commercial, or other obligation or commitment on behalf of the Buyers or at the Buyers’ direction.

(d) The Seller shall retain full control, authority, and discretion over the Group and its operations, assets, and personnel until the Closing, and nothing in this Agreement shall be construed to grant the Buyers any right to direct, influence, or participate in the management or operation of the Group or the Business prior to the Closing.

6.11 Public Announcements.

(a) No Party shall issue any press release or make any public announcement regarding the execution of this Agreement or the transactions contemplated hereby without the prior written consent of the other Party, which consent shall not be unreasonably withheld, conditioned, or delayed.

(b) Notwithstanding the foregoing and subject to Section 6.11(c) below, any Party may make such disclosure as may be required by applicable Law or by any Governmental Authority, provided that, to the extent practicable and permitted under applicable Law, the disclosing Party shall give prior written notice to the other Parties and afford them a reasonable opportunity to review and comment on the proposed disclosure.

(c) Notwithstanding anything to the contrary in this Agreement, each of the Buyers authorizes the Seller and its Affiliates to publish and disclose in any announcement or disclosure required by the United States Securities and Exchange Commission or pursuant to any applicable Law the nature of the Parties obligations under this Agreement and (if deemed appropriate by the Seller and/or its Affiliates) a copy of this Agreement.

6.12 Non-Disparagement.

The Seller and the Buyers shall not, and each shall cause their respective Affiliates and Representatives not to, directly or indirectly, make or publish to any Person any statement that criticizes or disparages the performance, competency, integrity, reputation, or ability of the other Party, any Group Company, their respective Affiliates, and Representatives; provided, however, that nothing in this Section 6.12 shall prohibit either Party or any of its Affiliates from filing any pleadings, motions, or other documents, or making any statements contained therein, with any Governmental Authority in connection with a dispute arising out of or relating to a violation or alleged violation of this Agreement, in each case subject to the terms of this Agreement.

Article 7

CLOSING CONDITIONS

7.1 Closing Conditions to the Buyers’ Obligations.

The obligation of the Buyers to consummate the transactions contemplated by this Agreement is subject to the satisfaction, on or prior to the Closing Date, of each of the following conditions (the “Buyer’s Conditions Precedent”), any of which may be waived in writing by the Buyers, and the Seller shall use its reasonable endeavors to procure the satisfaction of the following:

(a) All representations and warranties of the Seller set forth in this Agreement including but not limited to Article 3 and Article 4, shall be true and correct, in each case as of the Effective Date, and as of the Closing Date as though made on and as of the Closing Date (except to the extent any such representation or warranty is expressly made as of a specific date, in which case it shall be true and correct as of such date), as will be certified by the Seller by delivering the Seller Closing Certificate in accordance with Section 7.1(k) below.

(b) The Seller shall have performed and complied in all material respects with all covenants and obligations required to be performed or complied with by them under this Agreement on or prior to the Closing Date, except for those closing deliverables described in Section 2.4(a) that, by their nature, are required to be delivered on the Closing Date.

(c) No injunction, Judgment, decree, ruling, writ, award, or Order of any kind issued by any Governmental Authority or arbitral tribunal, and no action, shall (i) prohibit, restrain, prevent, materially delay or restructure, or (ii) seek to prohibit, restrain or prevent, the consummation of the transactions contemplated by this Agreement, nor shall the consummation of such transactions be illegal under applicable Law.

(d) Between the date hereof and the Closing Date, no change, event, effect, condition, circumstance or development shall have occurred that has had or would reasonably be expected to have or result in a Material Adverse Effect.

(e) The approval of the Seller’s shareholders required for the transaction contemplated by this Agreement shall have been obtained.

(f) The Spin-Off has been completed in all material respects in accordance with Exhibit 1, such that the Company retains all assets, rights and operations necessary to conduct the Business and no longer conducts the Spun-off Business, except for any residual matters that do not materially affect the Business.

(g) All material assets, contracts and permits necessary for the Business have been retained by or validly vested in the Company following the Spin-Off.

(h) All consents, approvals, waivers and confirmations required from the lenders of the Seller and any Group Company (if any)  pursuant to any such credit facility agreements or such bonds that shall be outstanding as of the Closing Date, as disclosed by the Seller to the Buyers in writing or via Data Room, have been obtained, and such consents remain in full force and effect as of Closing.

(i) The net asset value of the Company post-Spin Off as reflected in the Closing Balance Sheet, not being less than seventy percent (70%) of the estimated net asset value of the Company post-Spin Off as set out in the Pro Forma Balance Sheet.

(j) The Manufacturing Agreement has been executed in the form attached as Exhibit 3 and is valid, binding and effective as of Closing;

(k) The Seller shall have delivered to the Buyers the Seller Closing Certificate in accordance with Section 2.4(c).

7.2 Closing Conditions to the Seller’s Obligations.

The obligation of the Seller to consummate the transactions contemplated by this Agreement is subject to the satisfaction, on or prior to the Closing Date, of each of the following conditions (the “Seller’s Conditions Precedent”), any of which may be waived in writing by the Seller, and the each of the Buyers shall use its reasonable endeavors to procure the satisfaction of the following:

(a) All representations and warranties of the Buyers set forth in this Agreement shall be true and correct in all material respects, in each case as of the Effective Date, and as of the Closing Date as though made on and as of the Closing Date (except to the extent any such representation or warranty is expressly made as of a specific date, in which case it shall be true and correct as of such date), as will be certified by the Buyers by delivering the Buyers Closing Certificate in accordance with Section 7.2(f) below.

(b) The Buyers shall have performed and complied with all covenants and obligations required to be performed or complied in all material respects with by them under this Agreement on or prior to the Closing Date, except for those closing deliverables described in Section 2.4(b) that, by their nature, are required to be delivered on the Closing Date.

(c) No injunction, Judgment, decree, ruling, writ, award, or Order of any kind issued by any Governmental Authority or arbitral tribunal, and no action, shall (a) prohibit, restrain, prevent, materially delay or restructure, or (b) seek to prohibit, restrain or prevent, the consummation of the transactions contemplated by this Agreement, nor shall the consummation of such transactions be illegal under applicable Law.

(d) The Manufacturing Agreement has been executed between VFVN and the Company and is effective as of Closing.

(e) Each Buyer shall have paid, or shall be ready and able to pay, its full relevant Purchase Prices at Closing (as may be adjusted to reflect any reallocation of Available Shares pursuant to Section 2.7). This Condition shall be deemed satisfied only if, taken together, the payments made or committed by all Buyers cover one hundred percent (100%) of the Transferred Shares at the applicable Purchase Prices.

(f) The Buyers shall have delivered to the Seller the Buyers Closing Certificate in accordance with Section 2.4(c).

Article 8

INDEMNIFICATION; LIMITATIONS OF LIABILITY

8.1 Seller’s Indemnification Obligations.

(a) From and after the Closing Date, the Seller will defend, indemnify and hold the Buyers and their Affiliates and Representatives (the “Buyers Indemnified Parties”) harmless from and against any and all Losses and Damages actually suffered or incurred by such Buyers Indemnified Parties as a result of, or arising out of: (i) any material breach or inaccuracy of the Seller’s representations and warranties under this Agreement, including as certified in the Seller Closing Certificate; and/or (ii) any material breach of any covenant or agreement of the Seller contained in this Agreement;

(b) The Seller shall have no obligation to make an indemnification payment to any Buyer Indemnified Party in excess of the Capped Liability Amount, except as otherwise expressly provided in this Article 8.

8.2 Buyers’ Indemnification Obligations.

(a) From and after the Closing Date, each of the Buyers will defend, indemnify and hold the Seller, and its Affiliates and Representatives (the “Seller Indemnified Parties”) harmless from and against any and all Damages, actually suffered or incurred by such Seller Indemnified Parties as a result of, or arising out of: (i) any material breach or inaccuracy of the Buyers’ representations and warranties made under this Agreement including as certified in the Buyer Closing Certificate; and/or (ii) any material breach of any covenant or agreement of the Buyers contained in this Agreement.

(b) If any of the Buyers or the Seller becomes aware after Closing of any cause for indemnity referred to in Sections 8.1 or 8.2 above (each, a “Cause for Indemnity”), the Party seeking indemnification (the “Indemnified Party”) shall notify the Party against whom the indemnity is sought (the “Indemnifying Party”) within sixty (60) days of becoming aware of such Cause for Indemnity. Such notice must state and detail: (i) the nature of the Cause for Indemnity; (ii) the date on which the Indemnified Party first became aware of such Cause for Indemnity; and (iii) to the extent reasonably possible at that point in time, a good faith estimate of the amount of the Damages likely to be suffered by the Indemnified Party as a result of such Cause for Indemnity. Failure to deliver timely notice shall not relieve the Indemnifying Party of liability except to the extent the Indemnifying Party is actually prejudiced by such failure.

8.3 Specific Indemnification Obligations of the Seller.

In addition to the indemnification obligations set forth in Section 8.1, and without being subject to the Basket Amount, the Qualified Claim, or the Capped Liability Amount, from and after the Closing Date, the Seller will defend, indemnify and hold the Buyers Indemnified Parties harmless and free from and against any and all Damages, actually suffered or incurred by such Buyers Indemnified Parties as a result of, or arising out of the following matters:

(a) Any and all Claims, Losses or Damages arising from or related to any spillage, contamination, or pollution of soil, subsoil, floor, surface water, groundwater, or any other environmental media at, on, in, under, or emanating from the Facilities or any surrounding premises, in each case whether known or unknown as of the Closing Date and attributable to events, actions, omissions, or circumstances occurring prior to the Closing Date;

(b) Any and all Claims, Losses or Damages arising from or relating to facts, events, acts or omissions occurring prior to Closing in respect of litigation, labor and employment, finance, tax or customs matters, except to the extent such matters are expressly reflected in the Pro Forma Balance Sheet.

The indemnification obligations set forth in this Section 8.3 (except for limb (b)), shall be in addition to, and not in limitation of, any other indemnification obligations of the Seller under this Agreement, and shall not be subject to any basket, threshold, deductible, or cap applicable to other indemnification obligations under this Agreement.

8.4 Direct Claims.

In the event of a Claim for indemnification under Section 8.1 or 8.2 that does not involve a Third-Party Claim (a “Direct Claim”), the Indemnified Party shall deliver a claim notice to the Indemnifying Party. The Indemnifying Party shall have thirty (30) days from receipt of such notice to object to the claim in writing (the “Objection Notice”). If no Objection Notice is delivered within such period, the Indemnifying Party shall be deemed to have accepted the claim. If a timely Objection Notice is delivered, the Parties shall negotiate in good faith for thirty (30) days to resolve the claim. If unresolved, the dispute shall be submitted to arbitration pursuant to Section 10.9.

8.5 No other Remedies or Defenses.

The Parties agree that all legal or equitable remedies, rights, or defenses of any nature that are not expressly provided for in this Agreement with respect to any Cause for Indemnity are expressly waived and excluded, including any right to seek the nullification, termination, or rescission of this Agreement to the maximum extent permitted by applicable Laws.

8.6 Limitation of Seller’s Liability.

(a) With respect to any Claim under or in connection with this Agreement made by a Buyer, the Seller shall only be liable to such Buyer:

(i) if the amount of such Claim or the aggregate amount of various Claims suffered by such Buyer resulting from the same or several related Cause for Indemnify exceeds two percent (2%) of the Purchase Price paid by such Buyer (“Qualified Claim”); and

(ii) provided further that the Seller shall not have any liability to such Buyer for any Qualified Claim (or series of Qualified Claims), unless and until the aggregate amount of all such Qualified Claims exceeds ten percent (10%) of the Purchase Price paid by such Buyer (the “Basket Amount”). For clarity, the Basket Amount shall operate as a true deductible on a per-Buyer basis, and each Buyer shall bear and retain all Damages up to and including the applicable Basket Amount, with no right of recovery against the Seller in respect thereof.

(b) In any event, the total aggregate amount payable by the Seller to any Buyer in respect of all Claims and any and all Causes for Indemnity together shall not exceed twenty percent (20%) of the Purchase Price paid by such Buyer (the “Capped Liability Amount”), except for Claims and Causes for Indemnity related to fraud, willful misconduct, or any material breach or inaccuracy of any of the Seller’s Fundamental Representations, in which case the aggregate amount payable by the Seller to such Buyer shall not exceed one hundred percent (100%) of the Purchase Price paid by such Buyer.

8.7 Limitation Period.

All claims against the Seller will expire and become time-barred twelve (12) months after the Closing Date (“Limitation Period”); provided, however, that claims arising from any breach of the Seller’s Fundamental Representations, any Tax indemnification obligations, or any specific indemnification obligations provided in Section 8.3 shall survive until the expiration of the applicable statute of limitations, including any extensions thereof under applicable Law.

8.8 Limitations on Seller’s Liability.

Except as otherwise expressly provided in this Agreement, any liability of the Seller in respect of any Claim is excluded, and is hereby expressly, irrevocably, and unconditionally waived by the Buyers, to the extent that:

(a) the facts forming the basis of the Claim: (i) are expressly referred to or disclosed or reflected in this Agreement, the Pro Forma Balance Sheet, the Data Room, and/or the Exhibits and Schedules attached hereto; or (ii) have been considered in the determination of the Shares’ Purchase Price; or

(b) adequate measures or actions have been taken or omitted to be taken with respect to the subject matter of the Claim prior to the Closing Date at the written request, or with the written approval or acquiescence, of any of the Buyers; or

(c) the Buyers have directly caused the basis of such Claim after the Closing Date; or

(d) the Buyers are entitled to recover any amount from any third party (including any insurance company) or would have been so recoverable but could not be recovered due to any change in the terms of any such insurance policy caused by, or attributable to, the Buyers after the Closing Date or due to Buyers’ failure to timely perform any action that was required to recover any such amount; or

(e) the Buyers have already recovered the total claimed amounts in respect of the same facts forming the basis of the Claim.

For the avoidance of any doubt, and subject to the limitations expressly set forth in this Article 8, the Seller shall remain liable for any obligations, liabilities, Claims, or Causes for Indemnity arising under this Agreement based on or arising out of any liability, obligation, act, omission, or circumstance of the Seller or the Company existing on or prior to the Closing Date, regardless of when such matter is discovered or asserted.

8.9 Recovery from Third Parties.

(a) In the event that any of the Indemnified Parties is entitled to recover any sum (whether by payment, set-off, credit, discount, relief, or otherwise, including by way of payment in kind from any third party, including any insurance company) in respect of any matter for which a Claim could be made against the Indemnifying Parties, such Indemnified Party will use its reasonable best efforts to recover such sum before making the Claim (and will keep the Indemnifying Party fully and promptly informed of the conduct of such recovery), and any sum so recovered will reduce the amount of the Claim.

(b) The rights and obligations set out in Section 8.9(a) will continue to apply if the Indemnifying Party pays to the relevant Indemnified Party an amount in respect of any Claim.

(c) If the Indemnifying Party pay to such Indemnified Party an amount in respect of any Claim, and such Indemnified Party subsequently recovers, sets-off, credits, discounts, reliefs, or otherwise, including by way of payment in kind, from a third party (including any Governmental Authority) an amount which is attributable to the matter giving rise to such Claim, then:

(i) if the amount paid by the Indemnifying Party in respect of such Claim is greater than or equal to the Sum Recovered (as such term is defined in Section 8.9(d)), the relevant Indemnified Party will immediately pay to the Indemnifying Party the Sum Recovered; and

(ii) if the amount paid by the Indemnifying Party in respect of such Claim is lower than the Sum Recovered, the relevant Indemnified Party will immediately pay to the Indemnifying Party an amount equal to the amount paid by such Indemnifying Party, so as to leave the Indemnified Party, considering the amounts received from the third party and from the Indemnifying Party and those payable to the Indemnifying Party under this Section 8.9, in no better or worse position than it would have been had the Claim not arisen.

(d) For purposes of this Section 8.9, the term “Sum Recovered” means an amount equal to the amount actually recovered or forgiven, forfeited, or otherwise not recovered, as the case may be, from the third party (and for this purpose, in addition to any cash payment, any payment in kind or set-off, credit, discount, relief or similar benefit obtained constitute an amount recovered or forgiven, forfeited or otherwise not recovered, as the case may be), plus any interest in respect of the amount recovered or forgiven, forfeited, or otherwise not recovered, as the case may be, from the third party, less all reasonable costs and expenses incurred by the Indemnified Party in recovering the amount from the third party.

8.10 Third-Party Claims.

The Indemnifying Party will be afforded every opportunity of resisting in the name of the Indemnified Party: (i) any claim made against, or request or demand made to, the Indemnified Party by any third party (including any Governmental Authority); and (ii) any investigation by any third party (including any Governmental Authority) in each case which could give rise to a Cause for Indemnity (“Third-Party Claim”), and the Indemnifying Party will be allowed to have the conduct of any negotiations, proceedings, or appeals relating to any Third-Party Claim and to use professional advisors nominated by the Indemnifying Party. Accordingly, if the Indemnified Party becomes aware of any Third-Party Claim after the Closing Date, such Indemnified Party will:

(a) within thirty (30) days of becoming so aware, give notice of such Third-Party Claim to the Indemnifying Party and consult with the Indemnifying Party in respect of such Third-Party Claim; such notice shall be made in writing and contain full factual information describing the subject matter of the Third-Party Claim and will include copies of any notice or other documents received from the third party in respect of any such Third-Party Claim;

(b) if so requested by the Indemnifying Party, take all reasonable steps or proceedings as the Indemnifying Party may reasonably deem necessary in order to mitigate, avoid, resist, appeal, dispute, contest, remedy, compromise or defend such Third-Party Claim and any adjudication in respect of such Third-Party Claim or enforce against any Person (other than the Indemnifying Party) the rights of the Indemnified Party in relation to the subject matter of the Third-Party Claim;

(c) at reasonable Business Days and hours, allow the Indemnifying Party access to and to inspect, take and retain copies of, all necessary books, correspondence and records of the Indemnified Party and/or the Company which are strictly necessary for the purposes set forth in this Section 8.10;

(d) require the personnel of the Indemnified Party to provide statements and proof of evidence, and to attend at any trial or hearing to give evidence or otherwise, and to provide assistance to enable the Indemnifying Party to mitigate, avoid, resist, appeal, dispute, contest, remedy, compromise or defend any Third-Party Claim; and

(e) except with the Indemnifying Party’s prior written consent, not admit liability in respect of or compromise, or settle any such Third-Party Claims.

8.11 Liability for Third-Party Claims.

(a) The Indemnifying Party will not be liable for any Claim arising from or in connection with a Third-Party Claim unless the Indemnified Party has materially complied with the provisions of Section 8.10 in respect of such Third-Party Claim.

(b) The costs and expenses incurred by the Indemnifying Party in connection with any defense against a Third-Party Claim will be borne by the Indemnifying Party to the extent that the Third-Party Claim relates to a Cause for Indemnity, and by the Indemnified Party to the extent that no Cause for Indemnity was involved.

Article 9

TERMINATION

9.1 Termination Rights.

This Agreement may be terminated at any time prior to the Closing, by written notice delivered to the other Party, in any of the following circumstances:

(a) Mutual Agreement. By mutual written agreement between the Seller and the Buyers.

(b) Long-Stop Date. By either the Seller or any of the Buyers, if the Closing has not occurred on or before Long-Stop Date; provided, however, that the right to terminate under this Section 9.1(b) shall not be available to any Party whose failure to consummate the Closing on or before the Long-Stop Date is caused by, or results from: (i) its own breach of this Agreement; or (ii) any inaccuracy in its representations or warranties made herein.

(c) Legal Prohibition. By either the Seller or the Buyers: (i) if any Governmental Authority of competent jurisdiction has enacted, issued, promulgated, enforced, or entered any Law or final, non-appealable Order that is in effect and prohibits or renders illegal the consummation of the transactions contemplated hereby; or (ii) any material regulatory approval required for the consummation of the transactions contemplated hereby is denied by final, non-appealable action of a relevant Governmental Authority; provided, however, that the right to terminate under this Section 9.1(c) shall not be available to any Party who has materially contributed to such outcome through a breach of its representations, warranties, agreements, covenants, or obligations under this Agreement.

(d) Material Breach. By the non-breaching Party, if the other Party has committed a material breach of any of its representations, covenants, or obligations under this Agreement, and such breach: (i) has not been cured within thirty (30) days following written notice thereof by the non-breaching Party; and (ii) if uncured, would (1) prevent the satisfaction of any of the Closing Conditions set forth in Article 7 and (2) have, individually or in the aggregate, a Material Adverse Effect.

9.2 Effect of Termination.

(a) Upon termination of this Agreement pursuant to Section 9.1, this Agreement shall be of no further force or effect and the transactions contemplated herein shall be abandoned; provided, however, that:

(i) the provisions of Section 6.8, Section 6.11, Section 6.12, and Article 8, Article 9, and Article 10 shall survive such termination; and

(ii) such termination shall be without prejudice to any right, remedy, or claim that the terminating (non-breaching) Party may have against the other Party for any breach of this Agreement occurring prior to the effective date of termination.

(b) For the avoidance of doubt, termination of this Agreement shall not relieve either Party of its obligations arising under any provision of this Agreement that is expressly stated to survive termination, or which by its nature is intended to survive termination.

Article 10

MISCELLANEOUS

10.1 Entire Agreement; Merger.

This Agreement, including the Schedules, Annexes and Exhibits hereto, sets forth the entire agreement and understanding among the Parties as to the subject matter hereof and merges and supersedes all prior discussions, agreements, and understandings of every kind and nature among them with respect to the subject matter hereof, and no Party hereto shall be bound by any representation, warranty, covenant, term or condition, whether written or oral, other than as expressly provided for in this Agreement (including the Schedules, Annexes and Exhibits hereto) as to the subject matter hereof.

10.2 Amendment; Waiver.

(a) This Agreement may be amended, modified, or supplemented only by a written agreement duly signed by all the Seller and the Buyers in accordance with Section 10.6. No waiver of any provision or of any breach of this Agreement shall be effective unless made in writing and signed by the Party granting such waiver.

(b) Failure or delay by any Party in enforcing any provision of this Agreement shall not constitute a waiver thereof or of any other provision, nor shall it preclude such Party from enforcing that provision or any other at a later stage.

10.3 Binding Effect; Assignment.

(a) This Agreement shall be binding upon and inure to the benefit of the Parties and their respective successors and permitted assigns.

(b) Neither the Seller nor any Buyer may assign, transfer, delegate, or otherwise dispose of this Agreement or any of its rights or obligations hereunder, whether by operation of Law or otherwise, without the prior written consent of the Seller (in the case of a Buyer) or the Buyers (in the case of the Seller). Any purported assignment in violation of this Section shall be null and void, and no such assignment shall release the assigning Party from any of its obligations hereunder, regardless of consent or subsequent approval. Notwithstanding the foregoing, each Buyer may assign this Agreement, in whole or in part, to one or more Affiliates by providing written notice to the Seller, provided that such Buyer shall remain liable for its obligations under this Agreement.

10.4 Notices.

All notices, requests, demands and other communications pursuant to this Agreement shall be in writing, addressed to the address of the relevant Party set out below (or to such other address as such Party may notify in writing from time to time), and shall be deemed to have been given and received: (i) the same day, if delivered by hand, (ii) on the next Business Day, if sent by overnight courier, or (iii) upon confirmation of receipt, if sent by e-mail or facsimile transmission:

(a) if to Seller or the Seller’s Representative:

VINFAST AUTO LTD. Address: 61 Robinson Road, #06-01, 61 Robinson, Singapore (068893) Tel: Attention: Email:

(b) If to Buyers:

FUTURE INVESTMENT RESEARCH AND DEVELOPMENT JOINT STOCK COMPANY

Address: 20A Floor, Vincom Center Building, No. 72 Le Thanh Ton Street, Sai Gon Ward, Ho Chi Minh City, Vietnam

Tel:

Attention:

Email:

MR. PHAM NHAT VUONG

Address:

Tel:

Attention:

Email:

NGOC QUY INVESTMENT AND TRADING DEVELOPMENT LIMITED LIABILITY COMPANY Address: DLNT-08, Dream City Ecological Urban Area Project, Nghia Tru Commune, Hung Yen Province, Vietnam Tel: Attention: Email:

10.5 Severability.

(a) If any term or other provision of this Agreement is determined by an arbitral tribunal (in accordance with Section 10.9) to be invalid, illegal, or incapable of being enforced under any Law or public policy, all other terms and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any Party.

(b) Upon such determination that any term or other provision is invalid, illegal, or incapable of being enforced, the Parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby are consummated as originally contemplated to the greatest extent possible.

10.6 Counterparts; Headings; Electronic Signatures.

(a) This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. The headings contained in this Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Agreement. The exchange by email of executed counterparts of this Agreement shall be deemed execution and delivery thereof.

(b) The Parties hereby acknowledge and agree that: (i) communications exchanged by and among the Parties by e-mail or through any other digital, electronic, optical, or similar means shall be deemed for informational and/or discussion purposes only and shall not constitute evidence or create any agreement, amendment, waiver, or binding obligation among the Parties, except that the transmission by email or other electronic means of a signed signature page (whether bearing a handwritten, digitalized, scanned, or electronic signature) shall, for the avoidance of doubt, be treated as an effective delivery of an executed counterpart of this Agreement (or any amendment, waiver, or supplemental agreement hereto) for all purposes, and shall not be subject to the limitation set out in this paragraph (i); (ii) the Parties may use digitalized or electronic signatures and deliveries, in which case such signatures and deliveries shall have the same legal effect as handwritten (wet ink) signatures and paper-based deliveries; and (iii) this Agreement shall become valid, binding, and enforceable once it is has been duly executed, delivered, and received by all Parties.

(c) The Parties hereby expressly recognize the validity, integrity, effectiveness, and non-repudiation of their handwritten, digitalized, or electronic signatures in this Agreement for all legal purposes.

10.7 Expenses.

Whether or not the transactions contemplated by this Agreement are consummated, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby (including the fees and disbursements of the counsels, accountants or auditors retained by each Party in connection with the negotiation, preparation, execution, and performance of this Agreement, or any other document, agreement or requirement contemplated by or resulting from the transactions described in this Agreement) shall be paid by the Party incurring such costs and expenses, except as otherwise expressly provided herein. For the avoidance of doubt, the Seller shall not cause the Company to bear any such costs.

10.8 Governing Law.

This Agreement (including, without limitation, the arbitration agreement contained in Section 10.9) and its validity, construction, and performance shall be governed by and construed in all respects in accordance with the Laws of Vietnam, without giving effect to any conflicts-of-law rule or any other principle that might require the application of the Laws of another jurisdiction.

10.9 Arbitration.

If any dispute arises in connection with this Agreement, the Parties shall attempt, acting in good faith, to settle such dispute within a period of sixty (60) calendar days through mutual discussions. All dispute that is not solved through such discussions are to be finally settled by the Singapore International Arbitration Centre (“SIAC”) in accordance with the arbitration rules of SIAC then in effect. The place of arbitration shall be in Singapore and the language of arbitration shall be English. The arbitral award shall be final and binding on the Parties.

IN WITNESS WHEREOF, each of the Parties has caused its duly authorized Representatives to sign this Agreement on and as of the Effective Date.

(Signatures pages follow)

(Rest of page intentionally left blank)

SIGNATORIES

VINFAST AUTO LTD.

By:	/s/ Le Thi Thu Thuy
Name:	LE THI THU THUY
Title:	Chairwoman and Director

FUTURE INVESTMENT RESEARCH AND DEVELOPMENT

JOINT STOCK COMPANY

By:	/s/ Ngo Phi Hung
Name:	NGO PHI HUNG

NGOC QUY INVESTMENT AND TRADING DEVELOPMENT

LIMITED LIABILITY COMPANY

By:	/s/ Pham Xuan Duc
Name:	PHAM XUAN DUC

MR. PHAM NHAT VUONG

By:	/s/ Pham Nhat Vuong
Name:	PHAM NHAT VUONG

Exhibit 1
The Spin-Off Plan

Exhibit 2
Pro Forma Stand Alone Balance Sheet as at 31 March 2026

Exhibit 3
Vehicle Manufacturing and Supply Agreement
Indicative Key Terms

APPENDIX H – KEY TERMS OF MANUFACTURING AGREEMENT

VEHICLE MANUFACTURING AND SUPPLY AGREEMENT
INDICATIVE KEY TERMS

Note: The key commercial terms and figures set out herein are indicative only and are intended solely as a preliminary framework and basis for further negotiations between the parties. Such terms and figures remain subject to further review, adjustment, and mutual agreement by the parties and shall be finalized in a definitive agreement, including based on the relevant audited financial statements and any agreed transaction perimeter following restructuring.

Key Term	Indicative Terms
Manufacturing and Supply Appointment	●	VFVN shall appoint the Company (the “Manufacturer,” and together with VFVN, the “Parties”, and each, a “Party”) to manufacture and supply certain electric automobile and electric motorcycle models designed by and/or under the ownership of VFVN (the “Vehicles”) in accordance with the designs, technical specifications, and standards provided by VFVN.

	●	The engagement is non-exclusive, and each Party may maintain or enter into other business arrangements relating to similar products or services.

	●	Notwithstanding the foregoing, if the Manufacturer receives purchase orders from any automotive third-party that may affect its production capacity, the Manufacturer shall use commercially reasonable efforts to allocate production capacity in a manner that enables it to satisfy VFVN’s binding purchase commitments duly made in accordance with the definitive manufacturing agreement entered into between the Parties (the “Definitive Agreement”). Where any such third-party purchase orders may materially affect the Manufacturer’s performance of such binding commitments, the Manufacturer shall obtain the VFVN’s prior written consent, which shall not be unreasonably withheld, conditioned or delayed, before accepting such orders.

Production Planning and Capacity Commitment	●	VFVN shall provide the Manufacturer with an indicative long-term production forecast covering the subsequent five (5) years, updated on a semi-annual basis for capacity planning and investment planning purposes only. Unless otherwise expressly agreed, the long-term forecast shall be non-binding and intended solely to support the Manufacturer’s planning of production capacity, resources and related investments.

	●	The Manufacturer shall use commercially reasonable best efforts to ensure sufficient production capacity consistent with the forecast commitment structure set out in the Definitive Agreement and binding supply orders issued thereunder, or such other production volumes as may be mutually agreed in writing between the Parties from time to time. For such purposes, the Manufacturer shall take the initiative, as reasonably necessary, to invest in and maintain appropriate manufacturing facilities, production lines, machinery, equipment and related resources to support the manufacture and supply of the Vehicles to VFVN.

	●	In the event VFVN places confirmed supply orders and subsequently fails to take delivery of the ordered Vehicles without prior mutual agreement with the Manufacturer, VFVN shall be responsible for all direct and actual losses, including but not limited to production shortfall losses reasonably incurred as a result of manufacturing capacity and resources committed in reliance on such supply order.

Order and Delivery	a. VFVN shall provide the Manufacturer with a rolling monthly production forecast for the Vehicles covering twelve (12) consecutive months.

b. The forecast shall be divided:

For cars: (i) a firm zone covering the two (2) consecutive production months immediately following the latest confirmed rolling forecast update, which shall be committed and binding; (ii) a flex zone covering the following two (2) production months, binding subject to agreed adjustment tolerances; and (iii) a forecast zone covering the remaining months, which shall be non-binding and indicative only. Recommended adjustment tolerances (combining adjustment in models, variants & trim): no reduction or increase within the firm zone unless mutually agreed; a certain percentage for the first month of the flex zone; a certain percentage for the second month of the flex zone; and no adjustment limitation for the forecast zone.

●	For Escooter: (i) a firm zone covering the one (1) production months immediately following the latest confirmed rolling forecast update, which shall be committed and binding; (ii) a flex zone covering the following two (2) production months, binding subject to agreed adjustment tolerances; and (iii) a forecast zone covering the remaining months, which shall be non-binding and indicative only. Recommended adjustment tolerances (combining adjustment in models, variants & trim): no reduction or increase within the firm zone unless mutually agreed; a certain percentage for the first month of the flex zone; a certain percentage for the second month of the flex zone; and no adjustment limitation for the forecast zone.

●	For Ebus: (i) a firm zone covering the three (3) consecutive production months immediately following the latest confirmed rolling forecast update, which shall be committed and binding; (ii) a flex zone covering the following two (2) production months, binding subject to agreed adjustment tolerances; and (iii) a forecast zone covering the remaining months, which shall be non-binding and indicative only. Recommended adjustment tolerances (combining adjustment in models, variants & trim): no reduction or increase within the firm zone unless mutually agreed; a certain percentage for the first month of the flex zone; a certain percentage for the second month of the flex zone; and no adjustment limitation for the forecast zone.

c. The Manufacturer shall deliver Vehicles in accordance with quantity and timing within the firm zone. If the Manufacturer reasonably anticipates that it may be unable to meet the delivery schedule applicable to any supply order within the firm zone or flex zone, it shall promptly notify VFVN and the Parties shall consult in good faith to agree on an appropriate adjustment to the delivery schedule. Where any delay in delivery or shortage in quantities within the firm zone is attributable to the Manufacturer, and the Manufacturer fails to remedy such delay within a reasonable period mutually agreed by the Parties, VFVN shall be entitled to recover from the Manufacturer the direct and actual losses reasonably incurred as a direct result of such delay.

d. For supply orders within the firm zone, VFVN shall be obligated to take delivery. If VFVN fails to take delivery within the permitted storage period without prior written agreement, VFVN shall compensate the Manufacturer for direct and actual losses reasonably incurred as a result of capacity and resources committed in reliance on such supply order. For the flex zone, compensation shall apply only to the extent reductions exceed the permitted adjustment thresholds. No production shortfall compensation shall apply to the forecast zone unless otherwise expressly agreed.

Supply Price and Payment Terms	●	The Supply Price shall be determined on a cost-plus basis and shall be provisionally equal to one hundred and five percent (105%) of the Vehicle Cost.

	●	“Vehicle Cost” shall include: (i) actual production cost, including bill of materials (MBOM), manufacturing costs (including but not limited to inbound logistic cost, duties, direct/indirect labor, utility, production consumable), both of which shall be consistent with the cost levels provided by VFVN to the Manufacturer provided that the aggregate cost of MBOM for each Vehicle model shall not exceed one point five percent (1.5%) above the corresponding cost provided by the Company, and the aggregate manufacturing cost shall not exceed five percent (5%) above the corresponding cost level so provided; (ii) depreciation and warranty cost, provisionally capped at 3% of actual production cost; (iii) other production costs, provisionally capped at 3% of the total of actual production cost and depreciation and warranty cost; and (iv) other necessary costs, if any, mutually agreed by the Parties, in each case determined in accordance with a consistently applied standard costing methodology.

	●	Recommended payment terms for VFVN: for quantities within the firm zone, VFVN shall pay an advance payment equal to thirty percent (30%) of the value of the applicable firm-zone supply orders, payable once every two (2) months no later than the 15th day of the first month of the relevant firm-zone period; the remaining seventy percent (70%) shall be paid within ninety (90) days from the date of the corresponding invoice issued following delivery.

	●	No advance payment shall be required for flex-zone or forecast-zone quantities unless and until such quantities become firm-zone quantities or are otherwise covered by binding supply orders. For flex-zone quantities, VFVN’s economic exposure should be limited to direct and actual costs reasonably incurred by the Manufacturer for reductions beyond the agreed flexibility thresholds.

	●	Late payment interest shall apply only to undisputed overdue amounts, at 150% of the 12-month term deposit interest rate at BIDV per annum, from the due date until payment. The Manufacturer may set off overdue undisputed amounts against amounts payable to VFVN and, after written notice and a fifteen (15)-day cure period, suspend manufacture and supply until overdue amounts are paid.

	●	The Manufacturer shall perform quarterly cost true-ups by comparing actual production cost with the standard production cost applied for the relevant period, and shall provide VFVN with true-up calculations and supporting cost summaries. Any update to the standard production cost for subsequent periods shall be subject to VFVN review and good faith agreement between the Parties. Any resulting difference shall be settled through set-off and/or invoices as provided in the Definitive Agreement.

	●	The Manufacturer shall maintain records supporting the determination of Vehicle Cost in reasonable detail and provide VFVN with reasonable access to such records for verification purposes, subject to confidentiality obligations.

Transfer of Title, Risk and Failure to Take Delivery	●	Title to the Vehicles shall pass from the Manufacturer to VFVN upon delivery of such Vehicles to VFVN or a third-party designated by VFVN, at the delivery location specified in the relevant supply order.

	●	Risk of loss and damage shall transfer in accordance with the applicable Incoterm rule expressly specified in the relevant supply order.

	●	If VFVN or its designated third-party fails to take delivery after the permitted storage period, risk shall transfer to VFVN when the Manufacturer makes the Vehicles available for delivery, and the Manufacturer may store the Vehicles at VFVN’s risk and expense, subject to reimbursement of reasonable storage, handling, insurance and preservation costs.

Manufacturing Standards and Inspection	●	The Manufacturer shall manufacture the Vehicles in all material respects in accordance with manufacturing standards, technical specifications, processes and related manufacturing documents provided or approved by VFVN (the “Manufacturing Standards and Documents”), with applicable vehicle manufacturing tolerances.

	●	VFVN shall be responsible for ensuring that the Manufacturing Standards and Documents provided to the Manufacturer are complete, accurate and suitable for manufacturing purposes, and shall provide timely updates, clarifications or corrections where reasonably requested by the Manufacturer.

	●	The Manufacturer shall not implement any deviation from or modification to the Manufacturing Standards and Documents without VFVN’s prior written approval. VFVN shall not unreasonably withhold, delay or condition approval where the deviation does not materially affect safety, regulatory compliance or core product performance.

Manufacturing Materials and Supplier Control	●	All manufacturing materials, whether separated or assembled, and all Vehicles, whether completed or in progress, shall be the assets of the Manufacturer until title to the Vehicles transfers to VFVN.

	●	The Manufacturer shall, at its own cost and expense, procure manufacturing materials from the suppliers identified and sourced by the Manufacturer and approved by VFVN. The Manufacturer shall obtain VFVN’s prior written approval before engaging any supplier not included in the approved supplier list.

	●	Where VFVN designates a supplier, VFVN shall remain responsible for such supplier’s delivery capability, commercial capability and specification compliance. The Manufacturer shall be responsible for reasonable incoming inspection and production integration activities. VFVN shall not unreasonably designate suppliers that materially impair manufacturability, cost efficiency or supply continuity, and the Manufacturer shall not unreasonably reject VFVN-designated suppliers that meet agreed technical and commercial criteria.

	●	The Manufacturer shall comply, and shall procure relevant suppliers and subcontractors to comply, with VFVN’s applicable sustainable sourcing, supplier ethics, environmental, social responsibility, occupational health and safety, and conflict-minerals requirements, in each case as set out in the Definitive Agreement.

Design Change	●	VFVN shall be entitled to request design changes, evolutions, quality improvements, localization, sourcing changes, regulatory changes, new market introductions, limited editions, special versions, and product or process optimization for the Vehicles.

	●	Upon VFVN’s request, the Parties shall agree in good faith on the price, additional costs and expenses, lead time and delivery impact of the design change. The Manufacturer shall consider such requests in good faith, taking into account commercial and operational impacts.

	●	VFVN shall compensate the Manufacturer for direct and actual losses, costs and expenses reasonably and demonstrably incurred and not avoidable through reasonable mitigation by the Manufacturer as a result of design change requests initiated or required by VFVN.

Quality, Warranty, After-Sales and Recall	●	The Manufacturer shall, for an agreed manufacturing warranty period, be responsible to the extent of its fault for defects arising from manufacturing processes, failure to comply with Manufacturing Standards and Documents, or failure to follow approved production, inspection or testing procedures. Remedies shall include repair, replacement, reimbursement or compensation for direct and reasonable costs as further set out in the Definitive Agreement.

	●	The Manufacturer shall not be responsible for defects resulting from vehicle design, materials or components specified or designated by VFVN, or instructions or requirements provided by VFVN, provided that the Manufacturer remains responsible for manufacturing execution and integration in accordance with agreed standards.

	●	Where a defect arises from a combination of manufacturing-related and design-related causes, responsibility shall be allocated between the Parties in proportion to their respective contributions to such defect.

	●	VFVN shall be responsible for after-sales services, end-customer warranty claims, service networks and communications with distributors, dealers and end users. The Manufacturer shall provide reasonable technical support in connection with manufacturing-related after-sales issues.

	●	In the event of any product recall, service campaign, safety-related corrective action or regulatory field action, the Party whose act, omission or area of responsibility gave rise to such recall shall bear responsibility for the associated costs and implementation obligations.

Indemnification, Liability and Insurance	●	Each Party shall indemnify the other for direct and actual losses arising from breach of the Definitive Agreement, subject to proper documentation, causation and mitigation requirements.

	●	The Manufacturer shall indemnify VFVN for direct and actual losses arising from manufacturing defects, Manufacturer breach, and third-party intellectual property claims attributable to the Manufacturer’s design, manufacture, Background IP or other Manufacturer causes.

	●	VFVN shall indemnify the Manufacturer for direct and actual losses arising from VFVN breach, VFVN-provided or VFVN-licensed intellectual property, VFVN-designated parts/design/components/specifications/materials, modifications made by parties other than the Manufacturer, or combinations with components, equipment, products or software not furnished by the Manufacturer, in each case as further set out in the Definitive Agreement.

	●	Neither Party shall be liable for indirect, incidental, consequential, special or punitive losses, including loss of goodwill, business opportunities, anticipated profits or savings, except as otherwise expressly provided in the Definitive Agreement. The limitation shall not apply to death or personal injury, property damage, intellectual property infringement or misappropriation, breach of confidentiality, or willful misconduct or gross negligence.

	●	The Manufacturer shall obtain and maintain product liability insurance and recall insurance with reputable and financially responsible insurers at an appropriate level in line with industry standards, with limits defined in the Definitive Agreement.

Intellectual Property	●	VFVN shall grant the Manufacturer a limited, non-exclusive, non-sublicensable and non-transferable license to use VFVN’s designs, trademarks, technical documentation, specifications and related intellectual property solely for the purpose of manufacturing and supplying the Vehicles to VFVN under the Definitive Agreement.

	●	Any intellectual property rights relating to the Vehicles that arise from or in connection with the manufacture of the Vehicles under the Definitive Agreement shall belong exclusively to VFVN.

	●	Any process improvements, manufacturing methods or manufacturing know-how independently developed by the Manufacturer in the course of performing manufacturing activities, and which are not specific to the design of the Vehicles, shall remain the property of the Manufacturer, provided that VFVN shall have a non-exclusive, royalty-free right to use such improvements solely for the manufacture of the Vehicles under the Definitive Agreement.

	●	VFVN shall control the defense and settlement of third-party intellectual property claims relating to VFVN intellectual property, provided that VFVN shall not settle any claim in a manner that materially prejudices the Manufacturer without the Manufacturer’s prior written consent, not to be unreasonably withheld, conditioned or delayed.

Confidentiality, Data Protection and Security	●	Each Party shall keep the terms of the Definitive Agreement and all confidential information received from or relating to the other Party strictly confidential, and shall use such information solely to exercise rights and perform obligations under the Definitive Agreement.

	●	The Manufacturer shall comply with applicable data protection laws and VFVN’s reasonable instructions when processing personal data or VFVN data under the Definitive Agreement, including restrictions on offshore processing or transfer, data security measures, breach notification, audit support, deletion/return obligations and sub-processor controls.

	●	The Manufacturer shall implement appropriate technical and organizational measures to protect VFVN data and other VFVN assets against unauthorized access, disclosure, loss, alteration or misuse, including measures consistent with good industry practice and applicable information security standards.

Term and Termination	●	The Definitive Agreement shall have an initial term of five (5) years from the effective date. Upon expiry of the initial term, the Definitive Agreement shall be automatically renewed once for an additional period of three (3) years unless either Party provides prior written notice of non-renewal. Further extensions for successive periods of three (3) years shall be subject to mutual written agreement.

	●	Either Party may terminate for insolvency, bankruptcy, liquidation or similar creditor protection events of the other Party, to the extent permitted by applicable law.

	●	Either Party may terminate for material breach if such breach is not cured after a period of discussion and a subsequent period of good-faith negotiation.

	●	The Manufacturer may terminate for convenience only upon at least twenty-four (24) months’ prior written notice to VFVN, provided that during such notice period the Manufacturer continues to perform its obligations, completes all outstanding and binding supply orders, and cooperates in good faith to support transition to alternative manufacturing arrangements if reasonably requested by VFVN.

	●	Upon termination or expiry, the Manufacturer shall cease production of the Vehicles, cease use of VFVN intellectual property and return VFVN-owned property, technical documentation and confidential information. The Parties shall cooperate in good faith to facilitate an orderly transition, including reasonable transitional supply support for a limited period on commercially reasonable terms.

	●	If termination results from VFVN default or VFVN termination for convenience, VFVN shall compensate the Manufacturer for direct and actual losses reasonably incurred and not reasonably avoidable.

	●	If termination results from Manufacturer material breach or default, the Manufacturer shall compensate VFVN for direct and actual losses reasonably incurred as a direct consequence of such termination.

Transfer of Manufacturing Assets Affecting Production Capacity	●	If the Manufacturer proposes to transfer or assign all or substantially all of its manufacturing assets, with a value exceeding VND 7,000,000,000,000 and/or resulting in a reduction of more than 10% of the manufacturing capacity allocated for production of the Vehicles, the Manufacturer shall provide VFVN at least sixty (60) days in advance with a written proposal describing such transfer and a reasonable replacement capacity plan.

	●	VFVN shall have the right to approve or reject such proposed plan within thirty (30) days from receipt, and any rejection shall include reasonable grounds. If VFVN does not respond within such period, the proposed plan shall be deemed approved.

	●	The Manufacturer shall not proceed with any such transfer that materially affects production capacity allocated to the Vehicles unless the replacement capacity plan has been approved or deemed approved.

Supply of Legacy Vehicles	●	The Parties acknowledge and agree that the Definitive Agreement shall additionally govern the sale and supply by the Manufacturer to VFVN of certain vehicle models marketed under the VinFast brand (collectively, the “Legacy Vehicles”). Such Legacy Vehicles are existing vehicle models previously developed, manufactured, and commercially supplied to the market by the Manufacturer prior to the execution of the Definitive Agreement, and do not form part of the manufacturing arrangement pursuant to which the Manufacturer is appointed by VFVN to manufacture Vehicles which are designed, owned, controlled, or otherwise designated by VFVN. Pursuant to the Definitive Agreement, the Manufacturer shall continue to supply such Legacy Vehicles for purchase by VFVN for subsequent commercialization, resale, and distribution by VFVN, either directly or through its Affiliates and/or their respective distribution and dealer networks.

	●	In connection therewith, the provisions of the Definitive Agreement which by their nature relate to or govern the commercial purchase, sale, supply, and delivery of Vehicles, including those relating to production planning, capacity requirements, supply orders and delivery, Supply Price and payment terms, transfer of title and risk, inspection, quality assurance, warranty, aftersales, recall responsibilities, and indemnification obligations, shall apply mutatis mutandis to such Legacy Vehicles.

	●	For the avoidance of doubt, any provisions of the Definitive Agreement which by their nature specifically relate to, arise from, or are premised upon VFVN’s appointment of the Manufacturer to manufacture Vehicles, including any provisions relating to VFVN’s ownership or control of Vehicle designs, intellectual property rights, Manufacturing Standards and Documents, designated manufacturing arrangements, or similar manufacturer appointment relationships, shall not apply to the Legacy Vehicles unless otherwise expressly agreed in writing by the Parties.

Change of Control	●	“Change of Control” means any transaction or series of related transactions resulting in a change in the direct or indirect ownership or control of more than 50% of the voting rights or equity interests of a Party, or any transfer of management control or decision-making authority that materially affects such Party’s ability to perform its obligations under the Definitive Agreement.

	●	Each Party shall provide the other Party with at least sixty (60) days’ prior written notice of any proposed Change of Control affecting it that may reasonably be expected to materially affect its ability to perform its obligations under the Definitive Agreement. Following such notice, the Parties shall consult in good faith regarding the impact of the proposed Change of Control and any measures reasonably required to ensure continued performance of the Definitive Agreement.

Force Majeure, Governing Law and Dispute Resolution	●	Neither Party shall be responsible for delay or non-performance caused by a force majeure event beyond its reasonable control and not occasioned by its fault or negligence, subject to prompt notice and reasonable mitigation obligations. If a force majeure event continues for a period, either Party may terminate the Definitive Agreement.

	●	The Definitive Agreement shall be governed by the laws of Vietnam. Any dispute arising out of or in connection with the Definitive Agreement shall be finally settled by the Singapore International Arbitration Centre (SIAC) in Singapore under its then-effective arbitration rules.

Relationship Between the Parties; Assignment; Miscellaneous	●	Each party shall remain an independent contractor. Nothing in the Definitive Agreement shall create an agency, partnership, joint venture, franchise or similar relationship, or give either party control over the day-to-day activities, managerial practices, financial administration or personnel practices of the other party.

	●	No party may assign its rights or obligations under the Definitive Agreement without the prior written consent of the other party, except as otherwise expressly agreed in the Definitive Agreement.

	●	The Definitive Agreement shall include customary provisions on severability, amendments, waiver, counterparts, entire agreement, electronic signatures and language priority.